Rule 12g3-2(b) File No. 82-34680

Sumitomo Corporation

November 7, 2006


06018321

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien:

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Gentlemen:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b) (1) (iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the copy of the "Tender Offer Registration Statement" dated October 31, 2006 [English translation].

This letter, together with the enclosure, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: +81-3-5166-3487, fax: +81-3-5166-6292, e-mail: koichi.takahata@sumitomocorp.co.jp).

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me via the enclosed Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

Enclosure

Header

[Filing document]	Tender Offer Registration Statement (the "Registration Statement")
[Filed with]	The Director General of the Kanto Finance Bureau of the Ministry of Finance of Japan
[Filing date]	October 31, 2006
[Notifier]	
[Name of Notifier]	SUMITOMO CORPORATION
[Address]	8-11 Harumi 1-chome, Chuo-ku, Tokyo
[Place to contact]	Same as above
[Telephone number]	(03) 5166 – 5000
[Person to contact]	Makoto Nakamura, General Manager, Finance Department
[Attorney-in-fact]	
[Name of Attorney-in-fact]	N/A
[Address]	N/A
[Place to contact]	N/A
[Telephone number]	N/A
[Person to contact]	N/A
[Location at which a copy of the Statement is available to public]	SUMITOMO CORPORATION (8-11 Harumi 1-chome, Chuo-ku, Tokyo) The Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo) The Osaka Securities Exchange Co., Ltd. (8-16, Kitahama 1-chome, Chuo-ku, Osaka)

(Note 1) In this Statement, the "Tender Offeror" and the "Company" shall mean SUMITOMO CORPORATION, and in the Notes to Consolidated Financial Statements, which is based on the 138th Fiscal Year Annual Securities Report filed by the Company audited by KPMG AZSA & Co., the "Companies" shall mean SUMITOMO CORPORATION and its subsidiaries.

(Note 2) In this Statement, the "Target Company" and "Sumisho Lease" shall mean Sumisho Lease Co., Ltd.

(Note 3) When the figures in this Statement are rounded-off or rounded-down, the aggregate of such figures may not necessarily be consistent with the total numbers described in the Statement.

(Note 4) "Law" in this Statement shall mean the Securities and Exchange Law of Japan (Law No. 25 of 1948).

(Note 5) "Enforcement Order" in this Statement shall mean the Securities and Exchange Law Enforcement Ordinance (Government Ordinance No. 321 of 1965).

(Note 6) "TOB Order" in this Statement shall mean the Cabinet Ordinance regarding disclosure of tender offer for stock etc. by non-issuers (MOF Ordinance No. 38 of 1990).

(Note 7) Section 13 (e) and Section 14(d) of the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder do not apply to the tender offer based on the submission of this Statement (the "Tender Offer").

(Note 8) All procedures related to this Tender Offer shall be undertaken in Japanese unless otherwise specifically stated herein. Where some documents are prepared in English in connection with this Tender Offer and if there is any discrepancy between such English documents and other Japanese documents, the statement of the Japanese documents shall be controlling. Financial statements contained in this Statement have been prepared in conformity with principles generally accepted in the United States of America.

(Note 9) This statement contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Known or unknown risks, uncertainties and other factors could cause the actual results to differ materially from those expressed or implied in the forward-looking statements. Neither the Tender Offeror nor any of its affiliates can promise that the expectations expressed or implied in the forward-looking statements will turn out to be correct. All forward-looking statements in this Statement are made as of the date hereof, based upon information available to the Tender Offeror as of the date hereof, and except as required by law, neither the Tender Offeror nor any of its affiliates undertake to update or revise any of the forward-looking statement to reflect future events or circumstances.

I [Terms and Conditions of the Tender Offer]

1 [Name of the Target Company]

Sumisho Lease Co., Ltd.

2 [Class of Shares, etc. to Be Purchased]

Common Stock

3 [Purpose of the Tender Offer]

On October 13, 2006, the Company and Sumitomo Mitsui Financial Group, Inc (hereinafter referred to as "SMFG") agreed to position their leasing businesses as strategic joint business and to jointly aim to establish the best leasing and auto leasing businesses in Japan through the merger of Sumisho Lease and SMBC Leasing Company, Limited (hereinafter referred to as "SMBC Leasing"), and the merger of Sumisho Auto Leasing Corporation (hereinafter referred to as "Sumisho Auto Lease") and SMBC Auto Leasing Company, Limited (hereinafter referred to as "SMBC Auto Leasing"). Sumisho Lease and Sumisho Auto Lease, utilizing various value chain of the Sumitomo Corporation Group, have unique customer base and know-how. On the other hand, SMBC Leasing and SMBC Auto Leasing, leveraging capabilities of the Sumitomo Mitsui Financial Group to provide financial solutions, have different customer base and know-how. These mergers will enable two groups to combine different customer base and know-how of each group.

In merging Sumisho Lease and SMBC Leasing, and also in merging Sumisho Auto Lease and SMBC Auto Leasing, they will make it a basic policy to provide their customers with value-added products and services by recognizing each other as best partners and pursuing best practices (such as thorough fairness, transparency, and a merit system) under mutual respect and spirit of cooperation, and aim for the early realization thereof. In addition, the Company and SMFG will fully cooperate as parent companies, and will render assistance to the fullest extent for the development of both businesses.

The merger of Sumisho Lease and SMBC Leasing (joint business for the leasing business) has following goals:

- Achieving the highest volume of leases being handled in Japan through diversification of the types of leases being handled, etc., based on the high-quality customer bases of both the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group.
- Creating a high quality leasing company that can respond appropriately to market needs which

are becoming increasingly sophisticated, by combining and blending the know-how of Sumisho Lease as a trading firm's subsidiary and SMBC Leasing as a subsidiary of a financial institution, thereby promoting diversification and differentiation of products and providing more value-added products with freeing from the traditional approaches.

- Creating a strong management culture to effectively adapt to environmental changes, by strengthening funding capabilities and by promoting management efficiency.

In order to accomplish these goals as early as possible, the Company believes that it is essential to utilize the business resources of both the Sumitomo Corporation Group and the Sumitomo Mitsui Financial Group to the fullest extent, and to build a business alliance among the Company, SMFG and the new leasing company that would effectively bring together the management resources of both groups. To that end, the Company believes that it is desirable to jointly manage the new leasing company with SMFG, and has accordingly decided to make Sumisho Lease its wholly owned subsidiary through the Tender Offer and other means prior to the merger with SMBC Leasing.

The Company currently holds 36.21% of the outstanding shares (15,714,003 shares) of Sumisho Lease, an equity-method affiliate company of the Company. To make Sumisho Lease its wholly owned subsidiary, the Company will launch the Tender Offer to acquire all outstanding shares of Sumisho Lease (excluding shares of Sumisho Lease already held by the Company and treasury shares held by Sumisho Lease). Since the Company has set neither an upper nor a lower limit on the number of shares which the Company will purchase through the Tender Offer, all the tendered shares will be purchased by the Company.

In case the Company is unable to acquire all outstanding shares of Sumisho Lease (excluding shares of Sumisho Lease already held by the Company and treasury shares held by Sumisho Lease) through the Tender Offer in order to make Sumisho Lease its wholly owned subsidiary, the Company plans to implement an exchange of shares (*"kabushiki kokan"*) in August 2007 for cash consideration for the shares of Sumisho Lease that the Company was unable to acquire through the Tender Offer subject to the approvals of the general meetings of shareholders of the Company and Sumisho Lease. (If the share exchange is deemed to be a simplified share exchange (*"kan'i kabushiki kokan"*) or a short-form share exchange (*"ryakushiki kabushiki kokan"*), approvals of the general meetings of shareholders may not be needed).

The amount of cash delivered for the exchange of shares will be calculated based on the purchase price for the Tender Offer and is expected to be a price similar to the purchase price for the Tender Offer. However, the amount may be different from the purchase price for the Tender Offer.

Regarding the tax treatment of the Tender Offer and the exchange of shares for cash consideration, please consult your tax advisor.

Since the Company intends to make Sumisho Lease its wholly owned subsidiary through the Tender Offer and a series of subsequent procedures, the Company has not limited the maximum number of shares that the Company will purchase through the Tender Offer. Accordingly, depending on the results of the Tender Offer, the shares of Sumisho Lease may be delisted through the delisting procedures of the Tokyo Stock Exchange and the Osaka Securities Exchange. If the exchange of shares is implemented after the Tender Offer to make the Company the parent company and Sumisho Lease its wholly owned subsidiary, the shares of Sumisho Lease will be delisted. After delisting, the shares of Sumisho Lease will not be traded on the Tokyo Stock Exchange and the Osaka Securities Exchange.

Sumisho Lease and SMBC Leasing plan to merge on October 1, 2007 after Sumisho Lease becomes a wholly owned subsidiary of the Company.

The purchase price of ¥7,000 per share for the Tender Offer is a sum equal to the average share closing price of Sumisho Lease's common stock on the First Section of the Tokyo Stock Exchange during the past 3 months up to and including October 12, 2006 plus a premium of approximately 13.2%.

The Board of Directors of Sumisho Lease adopted a resolution to endorse the Tender Offer at a meeting of the Board of Directors held on October 13, 2006. On the same day, the Board of Directors of Sumisho Lease adopted a resolution that the year-end dividend and shareholder special benefit with a record date as of the end of March 2007 shall not be distributed, and that the shareholder special benefit would be provided with the shareholders holding 100 or more shares of Sumisho Lease as of September 30, 2006. The Board of Directors also adopted a resolution on October 27, 2006 that the interim dividend to be paid to the shareholders as of September 30, 2006 would be ¥25 per share.

The planned schedule from the commencement of the Tender Offer to the date of the merger between Sumisho Lease and SMBC Leasing is described as below:

October 31, 2006	Commencement of the Tender Offer for Sumisho Lease's common stock by the Company
December 7, 2006	Completion of the Tender Offer for Sumisho Lease's common stock by the Company
May, 2007	In case the Company cannot acquire all the shares of Sumisho Lease: Execution of a share exchange agreement (between the Company and Sumisho Lease)
June, 2007	Annual general meeting of shareholders to approve the share exchange (the Company and Sumisho Lease) If the share exchange is deemed to be a simplified share exchange (*"kan'i kabushiki kokan"*) or a short-form share exchange (*"ryakushiki kabushiki kokan"*), a resolution of approval by the general meeting of shareholders may not be needed.
July, 2007	Delisting of shares of Sumisho Lease
August, 2007	The Company makes Sumisho Lease its wholly-owned subsidiary by the share exchange
August, 2007	Extraordinary general meeting of shareholders to approve the merger (Sumisho Lease and SMBC Leasing)
October 1, 2007	Merger of Sumisho Lease and SMBC Leasing

4 [Duration, Price, Number of Share Certificates and Other Details for the Tender Offer]

(1) [Duration of the Tender Offer]

Duration of the Tender Offer	From Tuesday, October 31, 2006 through Thursday, December 7, 2006 (38 days) (the "Tender Offer Period")
Date of Public Notice	Tuesday, October 31, 2006
Name of Newspaper for Public Notice	Notice will be made by electronic public announcement, as will be announced in a notice to be published in the Nihon Keizai Shimbun. EDINET (electronic disclosure for investors' network) (https://info.edinet.go.jp/EdiHtml/main.htm)

(2) [Price of the Tender Offer, etc.]

Share Certificate	¥7,000 per share
Warrant Instrument	N/A
Certificates with Rights to Acquire Shares	N/A
Certificates of Bond with Rights to Acquire Shares	N/A
Depositary Receipts for Shares, etc.	N/A
Basis of Calculation	The purchase price proposed by the Company (¥7,000 per share) was determined by taking into consideration various factors, including the market price of the common stock, financial conditions and future prospects of Sumisho Lease and valuation of Sumisho Lease's common stock by Nomura Securities Co., Ltd., a third party appraiser. The purchase price of ¥7,000 per share is a sum equal to the average share closing price of Sumisho Lease on the First Section of the Tokyo Stock Exchange during the past 3 months up to and including October 12, 2006 plus a premium of approximately 13.2%.

(3) [Numbers of Share Certificate, etc. for the Tender Offer]

Class of Certificates, etc.	Number of Shares Planned to be Purchased	Number of Shares to be Over-Purchased	Total
Share Certificates	27,560,655 shares	-	27,560,655 shares
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	-	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	-	-	27,560,655 shares
(Total Number of Latent Share Certificates, etc.)	-	-	(-)

(Note 1) The Company will purchase all the shares tendered.

(Note 2) Through the Tender Offer, the Company will not acquire treasury shares owned by the Target Company (121,937 shares as of March 31, 2006).

(Note 3) Shares constituting less than a whole unit are also eligible for the Tender Offer; provided, submission of the share certificates is necessary (if such share certificates are kept in custody by the Japan Securities Depository Center, Inc. (JSDC) through the Tender Offer Agent, there is no need for such submission).

(Note 4) New share acquisition rights in the form of the Target Company's stock options could be exercised by the end of the Tender Offer Period, and any share of the Target Company issued or transferred in relation to such rights shall be subject to the Tender Offer.

(Note 5) The total number of 27,560,655 shares planned to be purchased is calculated by deducting from the total of 43,396,595 outstanding shares as of March 31, 2006 (described in the 44th Fiscal Year Annual Securities Report filed by the Target Company on June 22, 2006) the 15,714,003 shares that the Company holds and the 121,937 treasury shares that the Target Company holds. In addition, actual number of shares purchased might be up to 27,679,255 shares if the shares of the Target Company are issued or transferred by the exercise of all the new share acquisition rights in the form of the Target Company's stock options (118,600 latent shares as of March 31, 2006).

5 [Ownership Percentage of Share Certificates, etc. after the Tender Offer]

Category		Number of Voting Rights
Number of Voting Rights Represented by Share Certificates, etc. to be Purchased	(a)	275,606
Number of Voting Rights Represented by Latent Share Certificates, etc. included in (a)	(b)	-
Number of Voting Rights Represented by Depositary Receipts for Shares, etc. included in (b)	(c)	-
Number of Voting Rights Represented by Share Certificates, etc. Owned by the Tender Offeror as the date hereof	(d)	157,140
Number of Voting Rights Represented by Latent Share Certificates, etc. included in (d)	(e)	-
Number of Voting Rights Represented by Depositary Receipts for Shares, etc. included in (e)	(f)	-
Number of Voting Rights Represented by Share Certificates, etc. Owned by the Specially Related Parties as the date hereof	(g)	1,976
Number of Voting Rights Represented by Latent Share Certificates, etc. included in (g)	(h)	791
Number of Voting Rights Represented by Depositary Receipts for Shares, etc. included in (h)	(i)	-
Total Number of Voting Rights of Shareholders of the Target Company as of March 31, 2006	(j)	432,293
Percentage of Number of Voting Rights Represented by Share Certificates, etc. to be Purchased to the Total Number of Voting Rights of Shareholders ((a)/(j)) (%)		63.69
Ownership Percentage of Share Certificates, etc. after the Tender Offer ((a+d+g)/(j+(b-c)+(e-f)+(h-i)) x 100) (%)		100.00

(Note 1) The "Number of Voting Rights Represented by Share Certificates, etc. Owned by the Specially Related Parties as the date hereof," which is set out in (g) above, is the sum of the aggregate voting rights represented by the shares, etc. (excluding treasury shares held by the Target Company) held by each of all Specially Related Parties.

(Note 2) The "Total Number of Voting Rights of Shareholders of the Target Company," which is set out in (j)

above, is the number appearing in the 44th Fiscal Year Annual Securities Report filed by the Target Company on June 22, 2006.

(Note 3) Shares constituting less than a whole unit are also eligible for the Tender Offer. Therefore, in calculating the "Percentage of Number of Voting Rights Represented by Share Certificates, etc. to be Purchased to the Total Number of Voting Rights of Shareholders" and "Ownership Percentage of Share Certificates, etc. after the Tender Offer," total number of voting rights of shareholders of the Target Company is deemed to be 432,746, representing the sum of (i) 432,293 voting rights of all shareholders of the Target Company and (ii) 453 voting rights relating to 45,358 shares (deducting 37 treasury shares held by the Target Company from 45,395 shares, which is the total number of shares constituting less than a whole unit described in the Annual Securities Report of the Target Company).

(Note 4) The share certificates, etc. owned by the Specially Related Parties (including the shares of the Target Company to be issued or transferred due to the exercise of new share acquisition rights in the form of the Target Company's stock options) are also subject to the Tender Offer; accordingly, the "Number of Voting Rights Represented by Share Certificates, etc. to be Purchased" (set out in (a)) includes the part of "Number of Voting Rights Represented by Share Certificates, etc. Owned by the Specially Related Parties as the date hereof" (set out in (g)) exclusive of the "Number of Voting Rights Represented by Latent Share Certificates, etc. included in (g)" (set out in (h)). Therefore, the "Number of Voting Rights Represented by Latent Share Certificates, etc. included in (g)" (set out in (h)) instead of the "Number of Voting Rights Represented by Share Certificates, etc. Owned by the Specially Related Parties as the date hereof" (set out in (g)) is used as a component of the numerator of the "Ownership Percentage of Share Certificates, etc. after the Tender Offer."

(Note 5) With regard to the "Percentage of Number of Voting Rights Represented by Share Certificates, etc. to be Purchased to the Total Number of Voting Rights of Shareholders" and the "Ownership Percentage of Share Certificates, etc. after the Tender Offer," the numbers are rounded to the nearest hundredth.

6 [License, etc. Concerning Acquisition of Share Certificates, etc.]

N/A

7 [Procedures for Application for the Tender Offer and Cancellation of Application thereof]

(1) [Procedures for Application for the Tender Offer]

(i) Tender Offer Agent
Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

(ii) Applying shareholders should fill in the prescribed "Tender Offer Application Form" and submit it with the share certificates concerned to the head office or any branch office in Japan of the Tender Offer Agent by 15:30 on the last day of the Tender Offer Period. Please prepare a seal (*inkan*) at the time of application together with the Tender Offer Application Form mentioned above. In addition, identification documents may be necessary upon application. (See Note 1 below.)

(iii) No application for the Tender Offer made through securities firms other than the Tender Offer Agent shall be accepted.

(iv) Shareholders may tender shares only pursuant to the Tender Offer Application Form if such share certificates are kept in custody by the Tender Offer Agent (or by JSDC through the Tender Offer Agent). When a depositary receipt is issued for such deposited share certificate, please submit the depositary receipt.

(v) For shareholders, including corporate shareholders, who reside outside Japan and do not hold an account with the Tender Offer Agent ("Non-Japanese Shareholders"), please apply through your standing proxy residing in Japan.

(vi) Shareholders who will open a new account at the Tender Offer Agent shall apply with identification documents. Shareholders who have already opened an account at the Tender Offer Agent will need to submit identification documents in certain cases. (See Note 1 below.)

(vii) For individual shareholders residing in Japan, the difference between the price for the shares sold through the Tender Offer and the purchase cost of shares will be subject to self-assessment taxation with regard to capital gains on the shares, calculated separately from taxation on other income. (See Note 2 below.)

(viii) Upon acceptance of an application, the Tender Offer Agent will deliver a "Receipt of Application" for the Tender Offer to the applying shareholders.

(ix) If all or any part of the shares for which a tender application has been presented are not purchased, such shares will be returned to the applying shareholders. When share certificates other than those representing one unit (100 shares) are included in those submitted with an application, the names on the share certificates to be returned may not be the same as those on the submitted share certificates. For those who desire the return of the share certificates in the same name as the shares presented with the tender application, please submit share certificates representing one unit in respect of all the shares presented with the tender application.

(Note 1) Identification Documents

Shareholders who open a new account at the Tender Offer Agent shall apply with identification documents such as following. Shareholders who have already opened an account will need to submit identification documents in certain cases. For details regarding the identification documents etc., please contact the Tender Offer Agent.

Individual Shareholders:	Originals issued within six months of submission to the Tender Offer Agent of: copy of residence certificate (*jyumin-hyo*); confirmation form of records of residence certificate (*jyumin-hyo-no-kisai-jikou-shoumeisho*); certificate of registered seal (*inkan-toroku-shoumeisho*). Valid (unexpired) Original of: various types of health insurance cards (*kenkou-hoken-sho*); driver's license; basic residence registration cards (*jyumin-kihon-daicho-card*) with name, address, and date of birth; various types of welfare cards (*fukushi-techo*); alien registration certificate (*gaikokujin-touroku-shoumeisho*); passport; national pension book (*kokumin-nenkin-techo*) issued before December 31, 1996. (Note) - Identification documents must be valid (unexpired). - Identification documents must allow confirmation of: · the validity of the identification documents; and the name, address and date of birth of the applicant as set forth in the Tender Offer Application Form.
Corporate Shareholders:	Certificate of corporate registry or documents issued by governmental authorities, etc. (Note) - Identification documents must allow confirmation of: Corporate name; and . Location of headquarters or main office. In addition to the identification of the corporate shareholder, identification of the corporate

	shareholder's representative or its attorney (representative, attorney-in-fact, or person in charge of the execution of the agreement to tender the shares) will be required.
Non-Japanese Shareholders:	For Non-Japanese Shareholders who do not reside in Japan and non-Japanese corporations that have their headquarters or main office outside Japan, identification documents such as documents issued by a foreign government recognized by the Japanese government or documents issued by a competent international organization, which are equivalent to identification documents for Japanese residents.

(Note 2) Self-Assessment Taxation With Regard To Capital Gains, Calculated Separately From Taxation on Other Income (For Individual Shareholders):

Capital gains on the shares realized from a share transfer will be subject to self-assessment taxation, which is calculated separately from taxation on other income. Each shareholder is responsible for, and should consult his or her own licensed tax attorney or other expert for specific questions regarding the tax consequences of the Tender Offer to such shareholder.

(2) [Procedures for Cancellation of Application for the Tender Offer]

Applying shareholders may, at any time during the Tender Offer Period, cancel any application for the Tender Offer.

In the case of such cancellation, the applying shareholders must deliver or mail a document requesting the cancellation of the application for the Tender Offer ("Document of Cancellation"), attaching the Receipt of Application for the Tender Offer to the head office or a branch office in Japan of the Tender Offer Agent designated as below, by 15:30 on the last day of the Tender Offer Period. When mailing the documents, the cancellation will not be effective unless the Document of Cancellation reaches the Tender Offer Agent by 15:30 on the last day of the Tender Offer Period.

Persons who has the authority to receive the Documents of the Cancellation:

Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo
(or branch offices of Nomura Securities Co., Ltd. located in Japan)

(3) [Procedures for Return of Share Certificates, etc.]

In the event that applying shareholders give notice of cancellation of the application for the Tender

Offer in the manner described in "(2) Procedures for Cancellation of Application for the Tender Offer" above, the relevant share certificates will be returned immediately following the completion of the cancellation process, by the procedures indicated in "(4) Procedures for Return of Share Certificates, etc." of "10. Settlement Procedures."

(4) [Name and Location of Head Office of Securities Company/Banks, etc. Holding and Returning Share Certificates, etc.]

Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

8 [Funds Required for the Tender Offer]

(1) [Funds, etc. Required for the Tender Offer]

Aggregate Price of the Tender Offer (a)	¥192,924,585,000
Types of Consideration other than Cash	-
Total Amount of Consideration other than Cash	-
Commission (b)	¥230,000,000
Others (c)	¥5,000,000
Total (a)+(b)+(c)	¥193,159,585,000

(Note 1) The "Aggregate Price of the Tender Offer," which is set out in (a) above, is calculated by multiplying the number of shares to be purchased for the Tender Offer (27,560,655 shares) by the purchase price per share; provided, the "Aggregate Price of the Tender Offer" (set out in (a)) could be ¥193,754,785,000 and accordingly the total amount including "Commissions" (set out in (b)) and "Others" (set out in (c)) could be ¥193,989,785,000, if the Tender Offeror purchases all of the shares to be issued or transferred due to the exercise of all the new share acquisition rights in the form of the Target Company's stock options (118,600 latent shares as of March 31, 2006).

(Note 2) "Commission," which is set out in (b) above, is the estimated amount of commissions to be paid to the Tender Offer Agent.

(Note 3) "Others," which is set out in (c) above, is comprised of estimated fees and expenses for the public notice and those for printing this Statement and other necessary documents, etc.

(Note 4) In addition to the amount described above, there are fees and expenses to be paid to the Tender Offer Agent and to the legal counsel. However, the amount is not determined yet.

(Note 5) Consumption tax and similar charges are not included in the calculation described above.

(2) [Deposits or Loan for Funds Required for Purchase, etc.]

(i) [Deposits as of one or two days preceding the date hereof]

Types of Deposits	Amount (unit: Yen in thousands)
Negotiable Certificate of Deposit	200,000,000
Total (a)	200,000,000

(ii) [Borrowings as of the day preceding the date hereof]

[Financial Institutions]

	Category of Business of Lender	Name of Lender	Contents of Loan Agreement	Amount (unit: Yen in thousands)
1	-	-	-	-
2	-	-	-	-
	Total			-

[Others]

	Category of Business of Lender	Name of Lender	Contents of Loan Agreement	Amount (unit: Yen in thousands)
	-	-	-	-
	Total			-

(iii) [Funds to be borrowed on and after the date hereof]

[Financial Institutions]

	Category of Business of Lender	Name of Lender	Contents of Loan Agreement	Amount (unit: Yen in thousands)
1	-	-	-	-
2	-	-	-	-
	Total (b)			-

[Others]

	Category of Business of Lender	Name of Lender	Contents of Loan Agreement	Amount (unit: Yen in thousands)
	-	-	-	-
Total (c)				-

(iv) [Other financing]

Description	Amount (unit: Yen in thousands)
-	-
Total (d)	-

(v) [Total of deposits or loans of funds to be appropriated for purchase, etc.]

200,000,000 thousand Yen ((a)+(b)+(c)+(d))

(3) [Relationship, etc. between Tender Offeror and Company Issuing Securities to be Used as a Consideration for the Tender Offer]

N/A

9 [Condition of Company Issuing Securities to Be Used as a Consideration for the Tender Offer]

N/A

10 [Settlement Procedures]

(1) [Name and Location of Head Office of Securities Company/Banks, etc. in Charge of Settlement]

Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

(2) [Commencement Date of Settlement]

Thursday, December 14, 2006

(3) [Settlement Procedures]

A notice of purchase will be mailed to the addresses of the applying shareholders (or the standing proxies for Non-Japanese Shareholders) without delay after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent will, in accordance with the shareholders' instructions, remit the purchase price without delay after the Commencement Date of Settlement to the accounts designated by the applying shareholders (or the standing proxies for Non-Japanese Shareholders) or pay at the head office or branch offices of the Tender Offer Agent.

(4) [Procedures for Return of Share Certificates, etc.]

In the event that all or a part of the shares for which a tender application has been presented are not purchased under the terms mentioned in "(1) Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law" or "(2) Conditions of Withdrawal, etc. of the Tender Offer, Details thereof and Procedures for Disclosure of Withdrawal, etc." of "11. Other Conditions and Procedures for Purchase, etc.," the share certificates, etc. required to be returned will be returned to the applying shareholders pursuant to the shareholders' instructions immediately after the Commencement Date of Settlement (or the date of withdrawal, etc., if the Tender Offer is withdrawn, etc.) either by (i) delivering to the applying shareholders, or mailing to the addresses of the applying shareholders (or to the standing proxies for Non-Japanese Shareholders), or (ii) recovering the condition of share certificates in custody at the time of application in cases where the share certificates applied, etc. are kept in custody by the Tender Offer Agent (or by JSDC through the Tender Offer Agent) at the time of application.

11 [Other Conditions and Procedures for Purchase, etc.]

(1) [Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Law]

N/A (The Company will purchase all the shares tendered.)

(2) [Conditions of Withdrawal, etc. of the Tender Offer, Details thereof and Procedures for Disclosure of Withdrawal, etc.]

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Items

2.1 through 2.8 as well as Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order, the Tender Offeror may withdraw its offer. Should the Tender Offeror intend to withdraw the Tender Offer, it will give notice through electronic disclosure as well as in "*The Nihon Keizai Shimbun*"; provided, however, if it is deemed difficult to give such notice within the Tender Offer Period, the Tender Offeror will make a public announcement of the withdrawal by the procedures pursuant to Article 20 of the TOB Order and forthwith give public notice.

(3) [Issues Concerning Applying Shareholders' Rights of Cancellation of Application]

An applying shareholder may cancel an application for the Tender Offer at any time during the Tender Offer Period. The procedures for the cancellation shall be described in "(2) Procedures for Cancellation of Application for the Tender Offer" of "7 Procedures for Application for the Tender Offer and Cancellation of Application thereof."

No claim for indemnification or penalty payment will be made to any applying shareholder by the Tender Offeror, even in the case when the application by the applying shareholder is cancelled. The cost of returning the share certificates held in custody by the Tender Offeror will be borne by the Tender Offeror.

(4) [Procedures for Disclosure of Change in Conditions, etc. of the Tender Offer]

Should any terms and conditions of the Tender Offer be changed, the Tender Offeror will give a public notice thereof through electronic disclosure as well as in "*The Nihon Keizai Shimbun*" as to such change; provided, however, that if it is deemed to be difficult to make such notice within the Tender Offer Period, the Tender Offeror will make a public announcement in accordance with Article 20 of the TOB Order, and forthwith give public notice. The purchase of the shares applied prior to the public notice will also be made in accordance with terms and conditions so changed.

(5) [Procedures for Disclosure in Filing Amendment Statement]

If an amendment statement is filed with the Director General of the Kanto Finance Bureau, the Tender Offeror will forthwith make a public announcement of the contents thereof which are relevant to the contents of the public notice of the Tender Offer, in accordance with the manner set forth in Article 20 of the TOB Order. The Tender Offeror will also forthwith amend this Statement and provide the amended tender offer explanatory statement to the applying shareholders who have received the former statement. If the amendments are made only to a limited extent, however, the Tender Offeror may, instead of providing an amended tender offer explanatory statement, prepare and deliver a document stating the reason for the amendments, the matters amended, and the details thereof to the applying shareholders.

(6) [Procedures for Disclosure of Results of the Tender Offer]

The Tender Offeror will make a public announcement regarding the results of the Tender Offer in accordance with Article 9-4 of the Enforcement Order and Article 30-2 of the TOB Order on the day following the last day of the Tender Offer Period.

II [Description of Tender Offeror]

1 [Corporation]

(1) [Summary Description of Tender Offeror]

(i) [History of Tender Offeror]

December24, 1919 registered on December 30, 1919	The Company was established as Osaka Hokko Kaisha Ltd. (with a capital of 35 million yen), and engaged in real estate management and expanded the port of Osaka area northward while reclaiming and developing land, repairing the port.
November 1944	The Company merged with Sumitomo Building Co. (established in August 1923 with a capital of 6.5 million yen) and renamed to Sumitomo Real Estate and Building Company Co.
December 1944	The Company took over operations of Hasebe and Takekoshi Architectural Office and became a general real estate company engaged in real estate management, architectural engineering.
November 1945	After the World War , seeking out new opportunities by moving into trading activities such as handling the distribution of products from affiliated Sumitomo enterprises which the Company had business relationship with, and handling the products of major manufactures, the Company changed its name to Nippon Kensetsu Sangyo, and made a decision to move into trading. The Company concentrated its business resources on the activities of trading department, and expanded the category of products handled and the business field in which the Company operates.
August 1949	The share of the Company was listed on the Osaka, Tokyo and Nagoya Stock Exchanges respectively. (In June 1955, listed on the Fukuoka Stock Exchange).
July 1950	Architecture engineering department was spun-off and became an independent company named "Nikken Sekkei Koumu K.K." ("Nikken Sekkei K.K." at present).
March 1952	Nikken New York Inc. was established. ("Sumitomo Corporation of America" at present.)
June 1952	The Company changed its name to "Sumitomo Shoji Kaisha Ltd."
December 1962	Business Divisions at Osaka and Tokyo were integrated under a new organizational structure based on products handled. Departments and Sections were integrated into Nine Business Divisions - Iron & Steel, Nonferrous Metals, Electric, Machinery, Produce & Fertilizer, Chemicals, Textile, General Products & Fuel, and Real Estate.
February 1963	Tozai Kogyo K.K. was established in Osaka prefecture (Sumisho Lease at present. In November 1983, the share of Sumisho Lease was listed on the Osaka Securities Exchange Second Section and, subsequently, listed on the Tokyo Stock Exchange First Section and the Osaka Securities Exchange First Section. Following the Tender Offer and series of subsequent procedures, the common stock of Sumisho Lease is scheduled to be delisted in 2007. Sumisho Lease is scheduled to be a wholly owned subsidiary of the Company in August 2007 and merge with SMBC Leasing on October 1, 2007. The Company plans to hold 45% stake in the merged company).
October 1969	Sumisho Computer Service K.K. was established in Osaka prefecture ("Sumisho Computer Systems Corporation" at present). In February 1989 the share were listed on the Tokyo Stock Exchange Second Section and in September 1991 on its First Section.
August 1970	The Company acquired Sogo Trading K.K. (established in May 1950 with capital of 300 million).
November 1970	The Company established Osaka Head Office and Tokyo Head Office, respectively (formerly the Head Office and Tokyo Branch).

December 1975	Sumisho Electronics K.K. was established in Tokyo prefecture. The share was listed on Over The Counter Stock Market at Japan Securities Dealers Association in September 1997, and listed on JASDAQ in December 2004 as JASDAQ was reorganized as stock exchange market. In August 2005, Sumisho Electronics K.K. was merged with Sumisho Computer Systems Corporation.
July 1978	The Company adopted the English company name "Sumitomo Corporation (SUMITOMO SHOJI KAISHA, LTD.)."
June 1979	The Company reorganized business divisions into four Groups, Iron & Steel Group, Machinery & Electric Group, Non-ferrous Metals, Chemicals, Petroleum & Carbon Group, and Living Related Group. In April 1998, Media, Electronics & Information Business Group was newly formed, and in April 2000, Machinery & Electric Group was divided into two groups, resulting in six business Groups.
February 1981	Sumisho Auto Leasing Corporation was established in Tokyo prefecture ("Sumisho Auto Lease" at present. The share was listed on Over The Counter Stock Market at Japan Securities Dealers Association in August 1998, on the Tokyo Stock Exchange Second Section in December 2000, and on its First Section in March 2002. In August 2005 it became a wholly owned subsidiary of the Company by exchange of shares. Sumisho Auto Lease plans to merge with SMBC Auto Leasing in October 1, 2007. The Company plans to hold 60% stake in the merged company).
January 1995	Jupiter Telecommunications Co., Ltd. was established in Tokyo prefecture. The company develops cable television broadcasting businesses through an integrated operation of numerous cable TV stations. In March 2005, the share was listed on JASDAQ stock exchange market.
January 1997	Sumitomo Corporation Europe was established as the supervising and holding company for Europe businesses ("Sumitomo Corporation Europe Holding Limited" at present).
April 2000	Sumitomo Corporation Hokkaido Co., Ltd. was established in Hokkaido prefecture, and it took over business operations of Hokkaido Branch.
April 2001	The Company restructured 'Osaka Head Office' and 'Tokyo Head Office' into the Head Office, which consists of six Corporate Groups, nine Business Units and twenty-eight Business Divisions. The Company also implemented Regional Business Units in the Kansai, Chubu and Kyushu-Okinawa regions (nine Business Units and twenty-six Business Divisions as of March 2006).
June 2001	The Company relocated Tokyo headquarters from Hitotsubashi, Chiyoda-ku to Harumi, Chuo-ku.
July 2002	The Company reorganized the Corporate groups into 2 groups, 1 office and 1 department.
April 2003	Sumitomo Corporation Tohoku Co., Ltd. was established in Miyagi prefecture, and it took over business operations of Tohoku Branch.
October 2005	Sumitomo Corporation Kyushu Co., Ltd. was established in Fukuoka prefecture, and it took over business operations of the Kyushu-Okinawa Regional Business Unit.

(ii) [Business Purpose and Business Description of the Tender Offeror]

1) Business purposes of the Tender Offeror

1. Export, import and sale of the following goods:

(1) Iron, steel and non-ferrous metals and their products; ore and other mineral products;
(2) Electric wire and cable; electric, electronic and communications equipment; and their parts;
(3) Machinery, implements, tools (including measuring instruments, scales and medical and surgical instruments), firearms, vehicles, ships and aircraft and their parts;
(4) Industrial chemicals (including poison, lethal poison, alcohol and explosives), medicine (including veterinary medicine), quasi-pharmaceuticals, agricultural chemicals, synthetic resins, cosmetics, dyestuffs, gases, radioisotopes and other chemical products and their raw materials;
(5) Fertilizer and feed and their raw materials;
(6) Foodstuffs, oil stuffs, food products, salt, tobacco and liquor and other beverages;
(7) Fibrous raw materials and their products;
(8) Rubber, leather, pulp and paper and their products; other sundry products;
(9) Cement raw materials and lumber and their products; other construction materials;
(10) Coal, petroleum (including fuel oil), natural gas and other fuels and their products;
(11) Animals, plants and other natural products; and
(12) Any other products of the agricultural, forestry, marine, livestock, mining or manufacturing industries.

2. Manufacturing, processing, repairing, conservation, management, inspection and leasing of the goods set forth above, and related installation works.
3. Selling and buying used goods.
4. Wholesaling, brokerage and agency business.
5. Non-life insurance agency business, insurance agency business under the Automobile Damage Compensation Security Law and other insurance agency business, and business in connection with the solicitation of subscriptions for life insurance.
6. Overseas non-life insurance and life insurance business.
7. Warehousing.
8. Land, marine and air transportation, forwarding and related agency business.
9. Mining, cultivation of agricultural products, planting and cutting of trees, catching and cultivation of marine products and raising of livestock.
10. Development and sale of products of biotechnology.
11. Travel business, hotel business and operation of facilities for tourism/leisure, sports,

medical treatment and education and of restaurants.

12. Acquisition, disposal, conservation, management, leasing and other utilization of real estate, and related intermediation.
13. Regional and urban development, and contracting, planning, designing and supervision in connection therewith.
14. Land, sea and air surveying and investigation.
15. Contracting for, planning, designing and supervising civil engineering, architectural and other construction works.
16. Production and sale of publications, printed matter and representational matter.
17. Information processing/provision and other information services, advertising, telecommunications, and wireless antenna and cable television/radio broadcasting.
18. Acquisition, development, maintenance, utilization and disposal of industrial property rights, copyrights and other intangible property rights and of know-how, system engineering and other software, and related intermediation.
19. Trading of greenhouse gas emission reduction credits.
20. Lending money; guaranteeing obligations; selling and buying claims; exchange transactions; holding, employing, selling and buying securities; and other financial services.
21. Credit-card business.
22. Investment adviser services.
23. Personnel dispatching services.
24. Disposal of industrial and non-industrial waste, and sale of reclaimed products of industrial and non-industrial waste.
25. Business of generating electricity.
26. Supply of electricity and heat.
27. Investigation, research and consulting services concerning the businesses set forth above.
28. All other businesses incidental or related to those set forth above.
29. Businesses other than those set forth in the preceding items.

2) Business description of the Tender Offeror

Sumitomo Corporation group has built its own strong business foundation consisting of trust, global networks, global relations and intellectual capital, and advanced functions in business development, logistics solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integration of these elements, Sumitomo Corporation group provides a diverse array of values to our customers. Based on this business foundation and these functions, Sumitomo Corporation group engages in various business

activities on a global consolidated basis.

The following table sets forth Sumitomo Corporation group's major products handled and business operations, and principal subsidiaries and associated companies by operating segments.

Segment	Products and Services	Principal subsidiaries and associated companies	
Metal Products	Domestic sales, international trading and processing of iron & steel and nonferrous metal products Other related businesses.	Sumisho Metalex Asian Steel	Sumisho Tekko Hanbai SC Metal
Transportation & Construction Systems	Domestic sales and international trading of ships, aircrafts, railroad transportation systems, automobiles, construction machinery and related equipment and parts. Other related businesses.	Sumisho Auto Lease (Note 1) Oto Multiartha	KIRIU Oshima Shipbuilding
Machinery & Electric Business	Domestic sales, international trading and construction of machinery and equipment related to industries, infrastructure, electricity and energy. Sales and installation of equipment and systems related to information & telecommunication network. Promoting other related businesses.	Sumisho Machinery Trade Perennial Power Holdings	Sumitomo Shoji Machinex MobiCom
Media, Electronics & Network	Promotion of media business including visual content and cable TV operation, IT solution service business, telecommunication and network related business and EMS business. Development and distribution of electronics devices and new highly value-added materials.	Sumisho Computer Systems (Note 2) Nissho Electronics Jupiter TV (Note 4)	Sumitronics Jupiter Telecommunications (Note 3) MS Communications
Chemical	Domestic sales, international trading and development of products related to plastics, organic chemicals, new materials, electronics materials, inorganic chemicals, alkalis, medicals, bio-pharmaceuticals, agricultural chemicals, pet supplies, and antibiotics. Other related businesses.	Sumitomo Shoji Chemicals (Note 5) The Hartz Mountain	Summit Agro Europe Cantex
Mineral Resources and Energy	Development and international trading of coal, iron ore, steel	Nusa Tenggara Mining Sumisho LPG Holdings	Petro Summit Investment Sumisho Coal Australia

	making raw materials, nonferrous raw materials, LNG (liquefied natural gas), petroleum, semi-manufactured goods and finished products relating to petroleum, LPG (liquefied petroleum gas), batteries and carbon products. Promoting other related businesses.	SC Minerals America	LNG Japan
Consumer Goods & Service	Domestic sales and international trading of raw materials and products of food & foodstuffs, fertilizers and textiles. Operating retail and downstream businesses handling a wide range of consumer goods and services.	Shinko Sugar Montrive Mammy Mart	Summit Sumisho Drugstores
Materials & Real Estate	Domestic sales and international trading of cement, lumber, woodchip, pulp, tires and other materials. Promotion of real estate businesses such as office building rentals, condominiums sales, and commercial complex management.	Seven Industries IG Kogyo TBC	Sumisho Paper S.C. Cement Sumisho & Mitsuibussan kenzai
Financial & Logistics	Finance businesses, private equity investments and commodities and derivative businesses. Providing logistics services, insurance services and overseas industrial park businesses.	Bluewell Sumisho Capital Management East Jakarta Industrial Park	Sumisho Global Logistics (Note 6) Thang Long Industrial Park
Domestic Regional Business Units and Offices	Various businesses at key locations in Japan.	Sumisho Textile Sumisho Montblanc	Sumisho Steel Sheets Works Nippon Katan
Overseas Offices Subsidiaries and Branches	Various businesses at key locations in the world.	Sumitomo Corporation of America Sumitomo Corporation (Singapore) Sumitomo Australia	Sumitomo Corporation Europe Holding Limited 9 Subsidiaries in China
Corporate		Sumisho Lease (Note 7)	

(Note 1) On August 2, 2005, Sumisho Auto Lease became a wholly owned subsidiary of the Company by exchange of shares. Sumisho Auto Lease plans to merge with SMBC Auto Leasing in October 1, 2007. The Company plans to hold 60% stake in the merged company.

(Note 2) On August 1, 2005, Sumisho Computer Systems and Sumisho Electronics merged. Sumisho Computer Systems is the ongoing concern and Sumisho Electronics dissolved.

(Note 3) Jupiter Telecommunications is a subsidiary of LGI/Sumisho Super Media, which is an associated company of the Company.

(Note 4) "Jupiter Programming" changed the name of the company to "Jupiter TV" on January 1, 2006.

(Note 5) On October 1, 2005, Sumitomo Shoji Plastics, Sumitomo Shoji Chemicals and Sumisho Chemicals & Plastics Nagoya merged. Sumitomo Shoji Plastics is the ongoing concern and Sumitomo Shoji Chemicals and Sumisho Chemicals & Plastics Nagoya dissolved. Sumitomo Shoji Plastics changed its name to Sumitomo Shoji Chemicals.

(Note 6) On April 1, 2006, Sumisho Logistics, Sumitrans (Japan) and All Trans merged, and Sumitrans (Japan), the merged company, changed the name of the company to Sumisho Global Logistics.

(Note 7) Following the Tender Offer and series of subsequent procedures, the common stock of Sumisho Lease is scheduled to be delisted in 2007. Sumisho Lease is scheduled to be a wholly owned subsidiary of the Company in August 2007 and merge with SMBC Leasing on October 1, 2007. The Company plans to hold 45% stake in the merged company.

(iii) [Amount of Paid-in Capital and Total Number of Issued Shares of the Company (as of October 31, 2006)]

Amount of Paid-in Capital	Total Number of Issued Shares
¥219,278,931,183	1,250,602,867 shares

(iv) [Major Shareholders (as of March 31, 2006)]

Name	Address	Number of Shares Held (thousands)	Shareholding Ratio to All the Issued Shares
The Master Trust Bank of Japan, Ltd. (trust account)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	85,011	6.80%
Japan Trustee Services Bank, Ltd. (trust account)	1-8-11, Harumi,Chuo-ku, Tokyo	84,364	6.75%
Mitsui Sumitomo Insurance Co., Ltd.	2-27-2, Shinkawa, Chuo-ku, Tokyo	33,227	2.66%
Sumitomo Life Insurance Co.	7-18-24, Tsukiji, Chuo-ku, Tokyo	30,856	2.47%
State Street Bank and Trust Company 505103 (Standing proxy: Mizuho Corporate Bank)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (6-7, NihombashiKabutocho, Chuo-ku, Tokyo)	21,830	1.75%
The Dai-Ichi Mutual Life Insurance Co.	1-13-1, Yurakucho, Chiyoda-ku, Tokyo	17,889	1.43%
The Chase Manhattan Bank, N.A. London SECS Lending Omnibus Account (Standing proxy: Mizuho Corporate Bank)	WOOLGATE HOUSE. COLEMAN STREET LONDON EC2P 2HD. ENGLAND (6-7, NihombashiKabutocho, Chuo-ku, Tokyo)	17,153	1.37%
Nippon Life Insurance Co.	1-6-6, Marunouchi, Chiyoda-ku, Tokyo	15,132	1.21%
Japan Trustee Services Bank, Ltd. (trust account 4)	1-8-11, Harumi, Chuo-ku, Tokyo	14,767	1.18%
Sumisho Lease	4-5-33, Kitahama, Chuo-ku, Osaka	14,722	1.18%
Total	-	334,954	26.78%

(Note 1) Mitsubishi UFJ Trust and Banking Corporation, Nippon Life Insurance Co., Meiji Yasuda Life Insurance Co. and The Norinchukin Trust and Banking Co., Ltd. each owns an interest in The Master Trust Bank of Japan, Ltd., which administers pension assets and the like and serves as nominal holder of the corresponding stock.

(Note 2) Resona Bank, Ltd., The Sumitomo Trust & Banking Co., Ltd. and Mitsui Trust Holdings, Inc. each owns an interest in Japan Trustee Services Bank, Ltd., which administers pension assets and the like and serves as nominal holder of the corresponding stock.

(Note 3) From Sumitomo Life Insurance Co., the Company has received a copy of the "Change Report Relating to Substantial Shareholding Report" dated May 13, 2005, which was filed with the Director General of the Kinki Finance Bureau by Sumitomo Life Insurance Co. These reports indicated that Sumitomo Life Insurance Co. owned 47,470 thousand shares (the holding ratio of share certificates, etc being 3.94%) as of April 30, 2005. However, as the Company cannot determine the status of beneficial shareholding as of March 31, 2006, the abovementioned

shareholding ratios are described based on the shareholder register as of March 31, 2006.

(Note 4) State Street Bank and Trust Company and The Chase Manhattan Bank, N.A. London are custodians of shares owned primarily by institutional investors in Europe and the United States, and they are registered as the shareholders for such institutional investors.

(Note 5) The shares held by Sumisho Lease have no voting rights pursuant to Article 241, Paragraph 3, in the Commercial Code of Japan.

(Note 6) From Capital Guardian Trust Company and another three joint holders, the Company has received a copy of the "Substantial Shareholding Report" dated August 12, 2005, which was filed with the Director General of the Kanto Finance Bureau by the aforementioned joint holders. The report indicated that they owned 107,336 thousand shares (the holding ratio of share certificates, etc being 8.91%) as of July 31, 2005. However, since the Company cannot determine the status of beneficial shareholding as of March 31, 2006, the Company has not included such information in the above described "Major Shareholders."

(Note 7) From Barclays Global Investors Japan Trust & Banking Co., Ltd. and another eleven joint holders, the Company has received a copy of the "Substantial Shareholding Report" dated April 11, 2006, which was filed with the Director General of the Kanto Finance Bureau by the aforementioned joint holders. The report indicated that they owned 74,247 thousand shares (the holding ratio of share certificates, etc being 5.94%) as of March 31, 2006. However, since the Company cannot determine the status of beneficial shareholding as of March 31, 2006, the Company has not included such information in the above described "Major Shareholders."

(Note 8) From JP Morgan Trust Bank Limited and another six joint holders, the Company has received a copy of the "Substantial Shareholding Report" dated April 17, 2006, which was filed with the Director General of the Kanto Finance Bureau by the aforementioned joint holders. The report indicated that they owned 77,457 thousand shares (the holding ratio of share certificates, etc being 6.19%) as of March 31, 2006. However, since the Company cannot determine the status of beneficial shareholding as of March 31, 2006, the Company has not included such information in the above described "Major Shareholders."

(Note 9) The above-described information, including Note 1 through Note 8, is based on the Annual Securities Report for the 138th term filed by the Company on June 23, 2006.

(v) [Personal History and Number of Shares Owned by Directors and Corporate Auditors (as of October 31, 2006)]

Title	Job Responsibility	Name	Date of birth	Employment History		Number of Shares owned (thousand)
Director, Chairman of the Board		Kenji Miyahara	November 5, 1935	April 1958	enter the Company;	83
					General Manager of Tubular Products Import & Export Dept. No. 2;	
					Assistant General Manager of the Iron & Steel Import & Export Division No.1;	
				June 1986	Director	
					Deputy General Manager of the Iron & Steel Import & Export Division;	
					General Manager of Iron & Steel Import & Export Division;	
				June 1990	Managing Director	
					President and Chief Executive Officer of Sumitomo Corporation of America;	
					General Manager of North America;	
				June 1993	Senior Managing Director	
					Officer of Planning & Coordination Division, Business Investment Division, and Credit & Controlling Division;	
					General Manager of Planning & Coordination Division;	
					Responsible for Planning & Coordination Division, Business Investment Division, and Credit & Controlling Division;	
					General Manager of Planning & Coordination Division and Credit & Controlling Division;	
				June 1995	Executive Vice President	
					Responsible for General Affairs Division, Planning & Coordination Division, Business Investment Division, Accounting & Controlling Division and Credit & Controlling Division;	
				June 1996	President and Chief Executive Officer;	
				June 2001	Chairman of the Board (Present Position)	
Director, President and Chief Executive Officer		Motoyuki Oka	September 15, 1943	April 1966	entered the Company;	73
					General Manager of Tubular Products Import & Export Dept. No. 1;	
					General Manager of Sumitomo Corporation of America, Houston Office;	
				June 1994	Director	
					General Manager of Iron & Steel Division No. 3;	
					General Manager of Planning & Coordination Division;	
				April 1998	Managing Director	
					General Manager of Planning & Coordination Division;	
					Responsible for Personnel Division and C&C System Division;	
					Responsible for Legal Division, Personnel & General Affairs Division and Planning & Coordination Division;	
					General Manager of Planning & Coordination Division;	

				April 2001 June 2001	Senior Managing Director Responsible for Legal Division, Personnel & General Affairs Division, and Planning & Coordination Division; President and Chief Executive Officer (Present Position)	
Director, Executive Vice President	General Manager of the Machinery & Electric Business Unit	Shuji Hirose	August 6, 1943	April 1966 June 1996 April 2000 April 2003 April 2005 April 2006	entered the Company; General Manager of the Motor Vehicles Department No. 9; General Manager of the Motor Vehicles Department No. 6; General Manager of Detroit Office of Sumitomo Corporation of America; Director Deputy General Manager of the Power & Telecommunication Project Division; Deputy General Manager of the Ship, Plant & Transportation Project Division; General Manager of the Ship, Aerospace & Transportation Systems Division; Managing Director Deputy General Manager of the Machinery & Electric Group, No.1; General Manager of the Ship, Aerospace & Transportation Systems Division; Deputy General Manager of the Transportation & Construction Systems Business Unit; General Manager of the Transportation & Construction Systems Business Unit; Director & Senior Managing Executive Officer; Director & Executive Vice President; Director & Executive Vice President General Manager of the Machinery & Electric Business Unit (Present Position)	52
Director Executive Vice President	General Manager of the Metal Products Business Unit	Kenzo Okubo	April 8, 1944	April 1968 June 1997 April 2002 April 2003 June 2003 April 2004 April 2005 June 2005	entered the Company; General Manager of the Steel Sheets & Strip (Carbon & Stainless) Department, Osaka; General Manager of the Steel Sheets & Strip, Wire Rod & Specialty Steel Department, Osaka; Assistant General Manager of the Iron & Steel Division No.2; Director Senior Assistant to Executive Vice-President Responsible for Kansai Area; General Manager of the Iron & Steel Division No.2; Assistant General Manager of the Iron & Steel Group; Managing Director Assistant General Manager of the Metal Products Business Unit; General Manager of the Iron & Steel Division No.2; Director & Managing Executive Officer; Managing Executive Officer; Senior Managing Executive Officer; Executive Vice President General Manager of the Metal Products Business Unit; Director & Executive Vice President (Present Position)	43

Director, Executive Vice President	Responsible for the Human Resources Development & Information Management Group and the Financial Resources Management Group	Noriaki Shimazaki	August 19, 1946	April 1969 June 1998 April 2002 April 2003 April 2004 April 2005 April 2006	entered the Company; General Manager of the Accounting Controlling Department No.1; General Manager of the Accounting Controlling Department; Director General Manager of the Accounting Controlling Divisions; General Manager of the C&C Systems Divisions; Senior Assistant to Managing Director Responsible for the Planning & Coordination Division; General Manager of the Finance & Accounting Division; Managing Director Senior Assistant to Managing Director Responsible for the Planning & Coordination Division; General Manager of the Finance & Accounting Division; Responsible for the Internal Audit Department; Responsible for the Human Resources Development & Information Management Group; Responsible for Financial Resources Management Group; General Manager of Human Resources Development & Information Management Group; Director & Managing Executive Officer; Director & Senior Managing Executive Officer; Director & Executive Vice President; Director & Executive Vice President Responsible for the Human Resources Development & Information Management Group and the Financial Resources Management Group (Present Position)	55
Director Executive Vice President	General Manager of Corporate Planning & Coordination Office	Nobuhide Nakaido	November 1, 1946	April 1971 June 1998 April 2002 April 2003	entered the Company; General Manager of the Machinery & Systems Department; General Manager of the Plant & Machinery Division of Sumitomo Corporation of America; General Manager of Sumitomo Corporation of America, San Francisco Office; General Manager of the Machinery & Electric Division No.1 of Sumitomo Corporation of America; Deputy General Manager of the Electronics Division; Director Deputy General Manager of the Electronics Division; General Manager of the Electronics Division; General Manager of the Network Division; Responsible for e-Business Department; Managing Director; Assistant General Manager of the Media, Electronics & Network Business Unit; General Manager of the Network Division; Responsible for e-Business Department; Director & Managing Executive Officer General Manager of the Media, Electronics & Network Business Unit;	26

				April 2004 April 2005	Director & Senior Managing Executive Officer; Executive Vice President (Present Position)	
Director Senior Managing Executive Officer	General Manager of the Materials & Real Estate Business Unit	Hisahiko Arai	February 19, 1946	April 1969 April 2003 April 2004 June 2004 April 2006	entered the Company; General Manager of the Personnel Department No.1; Deputy General Manager of the Living Related Group; General Manager of Planning & Coordination Department, Living Related Group; General Manager of the General Products Division; General Manager of the Materials & Supplies Division; Executive Officer General Manager of the Materials & Supplies Division; Managing Executive Officer General Manager of the Materials & Real Estate Business Unit Director & Managing Executive Officer; Director & Senior Managing Executive Officer (Present Position)	14
Director, Senior Managing Executive Officer	General Manager of the Mineral Resources & Energy Business Unit	Michihisa Shinagawa	January 1, 1949	April 1971 April 2003 April 2004 June 2005 April 2006	entered the Company; General Manager of the Petroleum Product Supply & Retail Department; General Manager of the Petroleum Department No.1; General Manager of the Liquefied Petroleum Gas Department; General Manager of the Petroleum & Carbon Division; General Manager of the Energy Division No.1; Executive Officer General Manager of the Energy Division No.1; Managing Executive Officer Assistant General Manager of the Mineral Resources & Energy Business Unit ; General Manager of the Energy Division No.1; General Manager of the Mineral Resources & Energy Business Unit; Director & Managing Executive Officer Director & Senior Managing Executive Officer (Present Position). Representation of other legal entities: Director of INPEX Corporation	23
Director, Managing Executive Officer	General Manager of the Consumer Goods & Service Business Unit	Yoshi Morimoto	April 7, 1948	April 1971	entered the Company; General Manager of the Credit & Controlling Department of the Machinery & Electric Group; General Manager of the Overseas Business Risk Management Department; General Manager of the Trade & Security Policy Control Department; Assistant General Manager of the Credit Controlling & Business Investment Division; General Manager of Coordination & Administration Department, Credit Controlling & Business Investment Division; Deputy General Manager of the Risk Management Division; General Manager of the Risk Management & Planning Department; General Manager of the Portfolio Risk & Market Risk Management Department;	17

					General Manager of the Risk Management Division; General Manager of the Financial Resources Management Group;	
				April 2003	Executive Officer General Manager of the Financial Resources Management Group;	
				April 2004	Managing Executive Officer Assistant General Manager of the Consumer Goods & Service Business Unit; General Manager of the Textile Division; General Manager of the Consumer Goods & Service Business Unit;	
				June 2005	Director & Managing Executive Officer (Present Position)	
Director, Managing Executive Officer	General Manager of the Financial & Logistics Business Unit	Makoto Shibahara	April 16, 1947	April 1970	entered the Company; General Manager of the Business Investment Department; General Manager of the Business Investment Department No. 1; Assistant General Manager of the Iron & Steel Division No.1; Deputy General Manager of the Iron & Steel Division No.1; Assistant General Manager of the Iron & Steel Group; General Manager of the Planning & Administration Department, Metal Products Business Unit;	5
				April 2003	Executive Officer General Manager of the Planning & Administration Department, Metal Products Business Unit; General Manager of the Financial Service Division;	
				April 2004	Managing Executive Officer Assistant General Manager of the Financial & Logistics Business Unit; General Manager of the Financial Service Division; General Manager of the Financial & Logistics Business Unit;	
				June 2006	Director & Managing Executive Officer (Present Position)	
Director, Managing Executive Officer	General Manager of the Media, Electronics & Network Business Unit, and General Manager of Media Division	Shingo Yoshii	August 23, 1947	April 1971	entered the Company; General Manager of the Machinery & Electric Department of the Nagoya Office; General Manager of the Information & Telecommunications Business Department No.1 and the Machinery & Electric Department of the Chubu Office; General Manager of Planning & Coordination Department, Media, Electronics& Information Business Group; Deputy General Manager of the Network Division; General Manager of the Media Division; General Manger of the Cable & Satellite Department;	18
				April 2003	Executive Officer General Manager of the Media Division;	
				April 2005	Managing Executive Officer General Manager of the Media, Electronics & Network Business Unit;	
				June 2005	Director & Managing Executive Officer;	

				April 2006	Director & Managing Executive Officer General Manager of the Media, Electronics & Network Business Unit, and General Manager of Media Division (Present Position) Representation of other legal entities: Director of Jupiter Telecommunications Co., Ltd.	
Director, Managing Executive Officer	General Manager of the Transportation & Construction Systems Business Unit	Kazuo Ohmori	November 11, 1948	April 1971 April 2003 April 2005 June 2006	entered the Company; General Manager of the Transportation Project Business Department; General Manager of the Ship & Marine Project Department; General Manager of the Ship, Aerospace & Transportation Systems Division; Executive Officer General Manager of the Ship, Aerospace & Transportation Systems Division; Managing Executive Officer Assistant General Manager of the Transportation & Construction Systems Business Unit; General Manager of the Ship, Aerospace & Transportation Systems Division; General Manager of the Transportation & Construction Systems Business Unit; Director & Managing Executive Officer (Present Position) Representation of other legal entities: Director & Executive Vice President of Oshima Shipbuilding Co., Ltd.	18
Director, Executive Officer	General Manager of the Chemical Business Unit	Yoshiyuki Matsuoka	January 5, 1947	April 1970 April 2006 June 2006	entered the Company; General Manager of the Organic Chemicals Department No.2; General Manager of the Petrochemical Business Office; Deputy General Manager of the Plastics & Organic Chemicals Division; President & Director of Sumitomo Australia Limited; President & Director of Sumitomo Corporation (New Zealand) Limited; President & Director of Sumitomo Corporation (Singapore) Pte. Ltd; Executive Officer General Manager of the Chemical Business Unit; Director & Executive Officer (Present Position)	12
Standing Corporate Auditor (full time)		Shigemi Hiranuma	August 10, 1941	April 1964 June 1992 June 1996	entered the Company; Deputy General Manager of Sumitomo Corporation of America, Chicago Office; Director Deputy General Manager of the Iron & Steel Import & Export Division; Deputy General Manager of the Iron & Steel Division No.2; General Manager of the Iron & Steel Division No.2; Managing Director Deputy General Manager of the Iron & Steel Group, and General Manager of the Iron & Steel Division No.2; General Manager for China;	47

					Director & President of Sumitomo Corporation China Holding Ltd.; General Manager of the Iron & Steel Group;	
				April 2001	Executive Vice President General Manager of the Metal Products Business Unit;	
				April 2003	Director & Executive Vice President;	
				April 2005	Director Assistant to President and CEO;	
				June 2005	Corporate Auditor of the Company (Present Position)	
Corporate Auditor (full time)		Tetsuro Fukumoto	January 27, 1950	April 1972	entered the Company; General Manager of the Accounting Controlling Department; General Manager of the IR Department; General Manager of the Investor Relations Department; Assistant General Manager of the Corporate Planning & Coordination Office;	9
				June 2004	retired;	
				June 2004	Corporate Auditor of Sumisho Computer Systems Corporation (June 2006, retired);	
				June 2006	Corporate Auditor of the Company (Present Position)	
Corporate Auditor		Itsuo Sonobe	April 1, 1929	June 1956	Assistant Professor of School of Law at Kyoto University;	10
				April 1970	Judge of the Tokyo District Court and Tokyo Family Court;	
				March 1975	Judge of the Tokyo High Court;	
				April 1981	Senior Judicial Research Official of the Supreme Court;	
				April 1983	Presiding Judge of the Tokyo District Court;	
				April 1985	Professor of Institute of Social Sciences at Tsukuba University;	
				April 1987	Professor of School of Law at Seikei University;	
				September 1989	Justice of the Supreme Court (March 1999, retired);	
				April 1999	Lawyer (Present Position);	
				June 1999	Corporate Auditor of the Company (Present Position)	
Corporate Auditor		Koji Tajika	January 7, 1936	December 1961	entered Price Waterhouse & Co.;	
				May 1970	joined Tohmatsu Awoki & Co. (as the former name of Tohmatsu & Co.);	
				August 1971	Partner of Tohmatsu Awoki & Co.;	
				April 1982	Senior Partner of Tohmatsu Awoki & Co.;	
				June 1988	Senior Executive Partner of Tohmatsu Awoki & Sanwa;	
				June 1993	Chief Executive Officer of Tohmatsu & Co.;	
				June 1997	Chairman and Chief Executive Officer of Tohmatsu & Co. (May 1999, retired);	
				June 1999	Chairman of Deloitte Touche Tohmatsu (International) (May 2000, retired);	
				June 2000	Senior Partner of Tohmatsu & Co.;	
				June 2001	Advisor of Tohmatsu & Co. (May 2002, retired);	
				June 2003	Corporate Auditor of the Company (Present Position) Representation of other legal entities: Director of Murata Manufacturing Company, Ltd. Director of Nomura Holdings, Inc. Director of The Tokyo Star Bank, Limited	

Corporate Auditor		Akio Harada	November 3, 1939	April 1965 April 1992 September 1993 December 1993 January 1996 June 1998 December 1999 July 2001 September 2004 June 2005	commissioned Public Prosecutor; Chief Public Prosecutor of the Morioka District Public Prosecutors Office; Public Prosecutor of the Supreme Public Prosecutors Office; Deputy Vice-Minister of the Minister of Justice; Director-General of the Criminal Bureau; Vice-Minister of Justice; Super Intending Prosecutor of Tokyo High Public Prosecutors Office; Prosecutor-General (June 2004, retired); Lawyer (Present Position); Corporate Auditor of the Company (Present Position) Representation of other legal entities: Director of Seiko Corporation Corporate Auditor of Shiseido Company, Limited	1
Total						534

(Note 1) Messrs. Itsuo Sonobe, Koji Tajika and Akio Harada are Outside Corporate Auditors stipulated by Article 2, Paragraph 16 of the Company Law of Japan.

(Note 2) There are 22 Executive Officers other than the above-described Directors and Corporate Auditors.

2 [Financial Condition]

(1) Basis for preparing financial statements

The consolidated financial statements of the Companies have been prepared in conformity with accounting principles generally accepted in the United States of America, pursuant to Article 87 in the "*Regulations Concerning Terminology, Forms and Method of Preparation of Consolidated Financial Statements*" (Finance Ministerial Ordinance No. 28 of 1976) ("Financial Statement Regulations").

The numbers in the consolidated financial statements described in this Statement are rounded to the nearest million.

(2) Audit Assurance

The consolidated financial statements for the consolidated fiscal year ended March 31, 2006 and 2005 have been audited by KPMG AZSA & Co. under the Article 193-2 of the Securities and Exchange Law.

(Note) The order of the dates and years shown in the financial statements and notes to the financial statements in this translation have been changed from the original (Japanese) Tender Offer Explanatory Statement in order to show the recent results first for the convenience of non-Japanese investors.

[Consolidated Financial Statements]

(i) [Consolidated Balance Sheets]

Sumitomo Corporation and Subsidiaries
As of March 31, 2006 and 2005

	Millions of Yen	
ASSETS	2006	2005
Current assets:		
Cash and cash equivalents	¥ 522,000	¥ 453,891
Time deposits	8,331	10,246
Marketable securities (Notes 8 and 14)	22,087	23,154
Receivables—trade (Notes 9, 14 and 24):		
Notes and loans	265,022	307,133
Accounts	1,646,126	1,355,706
Associated companies	98,278	84,884
Allowance for doubtful receivables	(15,335)	(11,005)
Inventories (Note 10)	705,257	503,767
Deferred income taxes (Note 15)	31,998	39,161
Advance payments to suppliers	50,165	56,878
Other current assets (Notes 12 and 16)	310,411	271,218
Total current assets	3,644,340	3,095,033
Investments and long-term receivables (Notes 9, 14 and 24):		
Investments in and advances to associated companies (Note 11)	469,482	394,618
Other investments (Note 8)	783,015	502,658
Long-term receivables	662,075	620,835
Allowance for doubtful receivables	(40,703)	(45,672)
Total investments and long-term receivables	1,873,869	1,472,439
Property and equipment, at cost (Notes 12, 14 and 24)	1,263,682	1,129,655
Accumulated depreciation	(444,179)	(409,263)
	819,503	720,392
Prepaid expenses, non-current (Note 16)	94,710	94,838
Deferred income taxes, non-current (Note 15)	13,511	10,149
Goodwill and other intangible assets (Notes 6, 13 and 24)	259,264	113,567
Other assets	6,697	26,709
Total (Note 22)	¥ 6,711,894	¥ 5,533,127

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2006	2005
Current liabilities:		
Short-term debt (Note 14)	¥ 539,567	¥ 412,217
Current maturities of long-term debt (Note 14)	428,545	438,534
Payables—trade (Note 24):		
Notes and acceptances	93,278	101,735
Accounts	1,070,921	878,952
Associated companies	29,713	18,266
Income taxes (Note 15)	33,060	20,226
Accrued expenses	92,975	60,539
Advances from customers	90,483	85,392
Other current liabilities (Notes 14, 15 and 25)	243,972	182,197
Total current liabilities	2,622,514	2,198,058
Long-term debt, less current maturities (Notes 14 and 24)	2,447,170	2,213,651
Accrued pension and retirement benefits (Note 16)	13,180	11,782
Deferred income taxes, non-current (Note 15)	230,364	85,708
Minority interests	94,691	89,037
Commitments and contingent liabilities (Note 25)		
Shareholders' equity (Notes 17 and 21):		
Common stock — authorized 2,000,000,000 shares; issued 1,250,602,867 and 1,204,608,547 shares in 2006 and 2005, respectively	219,279	219,279
Additional paid-in capital	279,470	238,859
Retained earnings:		
Appropriated for legal reserve	17,696	17,686
Unappropriated	579,217	442,630
	596,913	460,316
Accumulated other comprehensive income (Note 18)	213,767	17,083
Treasury stock, at cost: 6,212,224 and 797,043 shares in 2006 and 2005, respectively	(5,454)	(646)
Total shareholders' equity	1,303,975	934,891
Total	¥ 6,711,894	¥ 5,533,127

The accompanying notes to consolidated financial statements are an integral part of these statements.

(ii) [Consolidated Statements of Income]

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2006 and 2005

	Millions of Yen	
	2006	2005
Revenues (Note 22):		
Sales of tangible products	¥ 2,079,576	¥ 1,586,057
Sales of services and others	501,835	463,242
Total revenues	2,581,411	2,049,299
Cost (Notes 12 and 23):		
Cost of tangible products sold	1,737,706	1,361,767
Cost of services and others	137,058	124,402
Total cost	1,874,764	1,486,169
Gross profit (Note 22)	706,647	563,130
Other income (expenses):		
Selling, general and administrative expenses (Notes 12, 13 and 15)	(515,807)	(437,849)
Settlements on copper trading litigation (Note 25)	(109)	2,815
Provision for doubtful receivables (Note 9)	(14,707)	(12,896)
Impairment losses on long-lived assets (Notes 12 and 13)	(12,423)	(29,548)
Gain (loss) on sale of property and equipment, net (Note 12)	(362)	11,468
Interest income	18,998	14,562
Interest expense	(38,951)	(23,207)
Dividends	10,423	6,386
Other than temporary impairment losses on securities	(3,723)	(8,927)
Gain on sale of marketable securities and other investments, net (Note 8)	43,966	16,339
Gain on issuances of stock by subsidiaries and associated companies (Note 11)	1,534	12,603
Equity in earnings of associated companies, net (Notes 11 and 15)	51,374	37,387
Other, net	947	(914)
Total other income (expenses)	(458,840)	(411,781)
Income before income taxes and minority interests in earnings of subsidiaries (Note 15)	247,807	151,349
Income taxes (Note 15)	80,737	57,849
Income before minority interests in earnings of subsidiaries	167,070	93,500
Minority interests in earnings of subsidiaries, net	(6,833)	(8,427)
Net income (Note 22)	¥ 160,237	¥ 85,073
Total trading transactions*(Note 22)	¥ 10,336,265	¥ 9,898,598

	Yen	
Net income per share of common stock (Note 21):		
Basic	¥ 130.18	¥ 72.83
Diluted	130.17	72.82

* Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under accounting principles generally accepted in the United States of America ("U.S. GAAP").

The accompanying notes to consolidated financial statements are an integral part of these statements.

(iii) [Consolidated Statements of Shareholders' Equity and Comprehensive Income]

Sumitomo Corporation and Subsidiaries
For the years ended March 31, 2006 and 2005

	Millions of Yen	
	2006	2005
Common stock:		
Balance, beginning of year	¥ 219,279	¥ 169,439
Issuance of common stock	-	49,840
Balance, end of year	¥ 219,279	¥ 219,279
Additional paid-in capital:		
Balance, beginning of year	¥ 238,859	¥ 189,621
Increase due to Share Exchange Agreement(Note 6)	39,896	-
Increase due to grant of stock options	742	-
Issuance of common stock	-	49,199
Gain (loss) on sale of treasury stock	(27)	39
Balance, end of year	¥ 279,470	¥ 238,859
Retained earnings:		
Balance, beginning of year	¥ 460,316	¥ 383,580
Net income	160,237	85,073
Cash dividends	(22,140)	(9,070)
Effect of the change in the reporting period of subsidiaries and associated companies	(1,500)	733
Balance, end of year	¥ 596,913	¥ 460,316
Accumulated other comprehensive income (loss) (Note 18):		
Balance, beginning of year	¥ 17,083	¥ (11,237)
Other comprehensive income, net of tax	190,138	28,274
Effect of the change in the reporting period of subsidiaries and associated companies	6,546	46
Balance, end of year	¥ 213,767	¥ 17,083
Treasury stock:		
Balance, beginning of year	¥ (646)	¥ (555)
Increase due to Share Exchange Agreement(Note 6)	(4,625)	-
Disposition (purchase) of treasury stock, net	(183)	(91)
Balance, end of year	¥ (5,454)	¥ (646)
Total	¥1,303,975	¥ 934,891
Comprehensive income:		
Net income	¥ 160,237	¥ 85,073
Other comprehensive income, net of tax (Note 18)	190,138	28,274
Comprehensive income	¥ 350,375	¥ 113,347

The accompanying notes to consolidated financial statements are an integral part of these statements.

(iv) [Consolidated Statements of Cash Flows]

Sumitomo Corporation and Subsidiaries

For the years ended March 31, 2006 and 2005

	Millions of Yen	
	2006	2005
Operating activities:		
Net income	¥ 160,237	¥ 85,073
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization	94,239	77,967
Provision for doubtful receivables	14,707	12,896
Impairment losses on long-lived assets	12,423	29,548
(Gain) loss on sale of property and equipment, net	362	(11,468)
Other than temporary impairment losses on securities	3,723	8,927
Gain on sale of marketable securities and other investments, net	(43,966)	(16,339)
Gain on issuances of stock by subsidiaries and associated companies	(1,534)	(12,603)
Equity in earnings of associated companies, less dividends received	(32,114)	(33,238)
Changes in operating assets and liabilities, excluding effect of acquisitions and divestitures:		
Increase in receivables	(267,595)	(245,975)
Increase in inventories	(96,570)	(90,807)
Increase in payables	146,392	139,720
(Increase) decrease in prepaid expenses	(18,360)	28,883
Other, net	(34,696)	6,585
Net cash used in operating activities	(62,752)	(20,831)
Investing activities:		
Expenditures for property and equipment	(188,505)	(122,062)
Proceeds from sale of property and equipment	163,500	60,768
Acquisition of available-for-sale securities	(63,542)	(20,183)
Proceeds from sale of available-for-sale securities	58,381	30,268
Proceeds from maturities of available-for-sale securities	1,093	834
Acquisition of held-to-maturity securities	(14,014)	(1,932)
Proceeds from maturities of held-to-maturity securities	3,350	3,632
Acquisition of other investments	(238,692)	(148,182)
Proceeds from sale of other investments	91,149	63,958
Increase in loans receivable	(338,038)	(135,603)
Collection of loans receivable	382,620	220,017
Net decrease (increase) in time deposits	1,270	(7,348)
Net cash used in investing activities	(141,428)	(55,833)
Financing activities:		
Net increase (decrease) in short-term debt	115,389	(56,911)
Proceeds from issuance of long-term debt	728,289	267,816
Repayment of long-term debt	(551,063)	(193,647)
Proceeds from issuance of common stock	-	98,625
Cash dividends paid	(22,140)	(9,070)
Capital contribution from minority interests	2,233	862
Proceeds (repayment) from securities lending activities	(10,349)	10,349
Acquisition of treasury stock, net	(214)	(2,199)
Net cash provided by financing activities	262,145	115,825
Effect of exchange rate changes on cash and cash equivalents	8,284	(844)
Effect of the change in the reporting period of subsidiaries and associated companies	1,860	-
Net increase in cash and cash equivalents	68,109	38,317
Cash and cash equivalents, beginning of year	453,891	415,574
Cash and cash equivalents, end of year	¥ 522,000	¥ 453,891

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

1 BASIC POINT IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The company and most of its subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of domicile. Adjustments to those records have been made to present these consolidated financial statements in accordance with U.S. GAAP.

2 PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND FILINGS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("Commission")

(1) Preparation of the consolidated financial statements

The Companies have been preparing its consolidated financial statements on the basis of U.S. GAAP since 1975 in order to raise funds at overseas capital markets.

(2) Filings with Commission

By filing registration statement in the form F-6 pursuant to the Securities Act of 1933 and by applying to the U.S. Securities and Exchange Commission based on Rule 12g3-2(b) under the Securities and Exchange Act of 1934, the Company registered its American Depositary Receipt (ADR) program, Level 1 (OTC), on September 18, 2002. After registering the ADR program, the Company has filed and will continue to file its consolidated financial statements on the basis of U.S. GAAP and other required information.

3 DIFFERENCE BETWEEN THE FINANCIAL STATEMETNS PREPARED UNDER JAPANESE ACCOUNTING PRINCIPLES AND THOSE BASED ON U.S. GAAP

Following points are major differences between the accompanying consolidated financial statements based on U.S. GAAP ("Accompanying Statements") and the financial statements prepared under Japanese accounting principles;

(1) Structure of the consolidated financial statements

Accompanying Statements consist of consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders' equity and comprehensive income, and consolidated statements of cash flows and notes to consolidated financial statements and supplemental information.

(2) Reclassification of account

Receivables and payables from operating activities

While operative receivables and payables arising from ordinary business transactions (excluding receivables not expected to be paid within one year under bankruptcy, restructuring, and similar legal procedures) are classified into the Current Assets or Current Liabilities under Japanese accounting standards, all of receivables and payables with due dates longer than one year period are classified into non-current assets or concurrent liabilities in Accompanying Statements.

(3) Accounting standards

(i) Marketable securities

Nonmonetary profits or losses arising from merger of subsidiaries or associate companies are accounted properly pursuant to APB Opinion No. 29, "Exchanges of Nonmonetary Assets" and EITF No. 91-5, "Nonmonetary Exchange of Cost-Method Investments."

(ii) Accounting for deferred gain on sales of property

Not applied to non-current tangible assets.

(iii) Derivatives and hedging activities

All derivatives are evaluated on a fair value basis in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (amended by SFAS No. 138 and 149). Changes in the fair value of derivatives are recorded properly as income or

other comprehensive income depending on its purpose (i.e. for hedging or not) and category.

(iv) Accrued pension and retirement benefits

Accrued pension and retirement benefits are recorded in accordance with SFAS No.87, "Employers' Accounting for Pensions" based on insurance actuarial calculations.

(v) Acquisitions

Acquisitions are accounted for by the purchase method in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Goodwill and any intangible asset determined to have an indefinite useful life is not amortized and instead requires annual impairment testing.

(vi) Warrant to purchase new shares

Corporate bonds with warrants to buy new shares were issued under the Commercial Code of Japan ("the Code"), and amount equal to such warrants have been accounted as additional paid-in capital at the timing of issuance.

(vii) Sales on deferred payment

Profit arising from sales on deferred payment is recognized at the timing of sales.

(viii) Losses estimated on sales

Estimated losses from sales contracts are accounted as losses for the fiscal year in which the sales transactions are executed.

(ix) Bonuses to Directors

Bonuses to Directors are accounted as expense and not accounted in the consolidated statements of shareholders' equity.

(x) Cost of new equity issuance

Costs of new equity issuance, net of related tax effect, are accounted by deducting the amount of such cost directly from additional paid-in capital.

4 BUSINESS DESCRIPTION

The Company is an integrated trading company (sogo shosha). The Company and its subsidiaries (together, the "Companies") are engaged in a wide range of business activities on a global basis. The Companies' business foundation consists of trust, global relations with over 100,000 business partners around the world, a global network with offices and subsidiaries worldwide, intellectual capital, and advanced functions in business development, logistic solutions, financial services, IT solutions, risk management and intelligence gathering and analysis. Through integration of these elements, the Companies provide a diverse array of values to our customers. Based on this business foundation and these functions, the Companies engage in general trading of a wide range of goods and commodities and in various business activities. The Companies act as both principal and agent in these trading transactions. The Companies also provide a range of services for a variety of industries, such as: financing for customers and suppliers; planning, coordination and operation of urban and industrial infrastructure projects; consulting in areas such as system integration and technology development; and transportation and logistics. In addition, the Companies engage in other diverse business activities, including investing in a variety of industries ranging from biotechnology to communications; developing natural resources; manufacturing and processing products such as steel products and textiles; developing and managing real estate; and operating retail stores.

The Companies conduct business through nine industry-based business segments and two sets of regional operations (domestic and overseas) that correspond to the operating segments monitored by the chief operating decision makers (see Note 22). The Companies' industry-based business segments are:

- Metal Products
- Transportation & Construction Systems
- Machinery & Electric
- Media, Electronics & Network
- Chemical
- Mineral Resources & Energy
- Consumer Goods & Service

• Materials & Real Estate
• Financial & Logistics

Each business segment operates with a degree of autonomy in pursuing strategic goals, managing operations and ensuring accountability.

"Trading" as used in the following descriptions of the Companies' industry-based business segments represents sales transactions where the business segment acts as a principal or an agent. See revenue recognition discussed in Note 5 (15).

Metal Products— The Metal Products Business Unit segment engages in global trading involving ferrous and non-ferrous metal products and investment in processing and manufacturing. In steel sheets and tubular products business, we are offering supply chain management (SCM) services in response to the customer's precise needs. This segment is comprised of three Iron Steel Divisions, the Tubular Products Division, the Metal Products for Automotive Industries Division and the Non-Ferrous Products & Metals Division.

Transportation & Construction Systems— The Transportation & Construction Systems Business Unit segment engages in global transactions involving ships, aircraft, transportation systems, motor vehicles, construction equipment and related components and parts. Activities of this segment range from trading, leasing and financing to designing and arranging the construction of public transportation systems. This segment consists of the Ship, Aerospace & Transportation Systems Division, Automotive Division and the Construction & Mining Systems Division.

Machinery & Electric— The Machinery & Electric Business Unit segment engages in a wide range of large-scale infrastructure development projects relating to, among other things, power generation, telecommunications facilities, water and sewage facilities and natural gas and oil pipelines. Activities of this segment include planning, developing and managing as well as investing in and financing, infrastructure projects in emerging markets and supplying manufacturing equipment and systems for various domestic industries. This segment is also engaged in trading and investing in businesses such as telecommunications and information technology, energy-saving and environment-friendly technology, and medical and life science products. This segment consists of the E & M (Electric and Machinery) New Business Development Division, the Power & Energy Project Division and the Information, Telecommunication & Industrial Project Division.

Media, Electronics & Network— The Media, Electronics & Network Business Unit segment engages in a range of media and communications activities, including cable TV operations;

production and distribution of programming and content; and development and sales of telecommunications and electronics equipment and related components, systems and devices. In addition to the Companies' investments, the Companies provide services such as marketing and strategic development, technology transfer and manufacturing and engineering support. The Companies also supply various materials and components to electronics manufacturers, including silicon wafers, LED chips and assembled printed circuit boards. This segment consists of the Media Division, the Network Division and the Electronics Division.

Chemical— The Chemical Business Unit segment engages in the trading of source materials, products and semi-finished goods involving synthetic resins and organic chemicals, and also partakes in businesses relating to inorganic chemicals, electronic and performance chemicals, pharmaceuticals, medical services, agricultural chemicals and pet supplies. Activities of this segment also include research and development of life science products and investment in and financing of new ventures.
This segment consists of the Basic & Performance Chemicals Division and the Life Science Division.

Mineral Resources & Energy— The Mineral Resources & Energy Business Unit segment develops and trades various mineral and energy sources including coal, iron ore, non-ferrous metal, noble metal, petroleum, natural gas and liquefied natural gas (LNG). This segment also trades ferrous and non-ferrous raw materials, petroleum products, liquefied petroleum gas (LPG), solar and storage batteries, carbon products and nuclear fuels. This segment consists of two Mineral Resources Divisions and the Energy Division.

Consumer Goods & Service— The Consumer Goods & Service Business Unit segment engages in trading, production, processing, distribution of food commodities, textiles, clothing and other consumer goods. In addition, activities of this segment include the distribution of fertilizers and the operation of retail businesses such as supermarkets, drugstores, direct-marketing and a high-end brand name clothing and accessories. This segment consists of the Food Business Division and the Lifestyle & Retail Business Division.

Materials & Real Estate— The Materials & Real Estate Business Unit segment engages in trading, marketing and distribution of raw materials and other products such as cement, timber, wood-chips, paper pulp, used paper and tires, and in manufacturing and sale of ready-mixed concrete and building materials. This segment is also engaged in a variety of real estate activities relating to office buildings and commercial and residential real property. This segment consists of the Materials &

Supplies Division and the Construction & Real Estate Division.

Financial & Logistics— Financial & Logistics Business Unit segment engages in such finance-related businesses as commodity futures trading, derivative transactions, private equity investments, mergers and acquisition-related activities, consumer and small-business financing, and the development and marketing of alternative investment instruments, and in logistics services ranging from delivery, customs clearance and transportation services to the development and operation of industrial parks. Acting as a broker, this segment also arranges for insurance in connection with trading conducted by other business segments. This segment consists of the Financial Service Division and the Logistics & Insurance Business Division.

5 SUMMARY OF SIGNIFICANT ACCOUNTING POLYCIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below:

(1) Principles of Presentation and Consolidation

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company and most of its subsidiaries' accounting records are maintained principally in accordance with accounting practices prevailing in the countries of domicile. Adjustments to those records have been made to present these consolidated financial statements in accordance with U.S. GAAP. The significant adjustments include those relating to the accounting for the valuation of certain investment securities, pension costs, accrual of certain expenses and losses, derivative instruments and hedging activities, leases, business combinations, and deferred taxes.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Associated companies consist of companies and corporate joint ventures owned 20% to 50%, or those owned less than 20% in the case where the Companies have the ability to exercise significant influence over operating and financial policies. Investments in associated companies are accounted for by the equity method.

All significant intercompany accounts and transactions have been eliminated. The accounts of certain subsidiaries that have a fiscal year end within three months prior to March 31 have been included in the consolidated financial statements based on their fiscal year. A loss in value of an investment that is other than a temporary decline is recognized.

During the fiscal year ended March 31, 2006 and 2005, some subsidiaries and associated companies changed their reporting periods to March 31. The effect of these changes was included in the accompanying Consolidated Statements of Shareholders' Equity and Comprehensive Income and of Cash Flows classified as "Effect of the change in the reporting period of subsidiaries and associated companies."

The Companies also consolidate variable interest entities for which they are the primary beneficiary, in accordance with FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities ("FIN 46R")."

(2) Cash Equivalents

The Companies consider highly liquid investments, including short-term time deposits, with an original maturity of three months or less, to be cash equivalents.

(3) Foreign Currency Translation

The Company's functional and reporting currency is Japanese yen. Under the provision of Statements of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Transactions," assets and liabilities denominated in foreign currencies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries whose functional currency is other than Japanese yen. The resulting accumulated translation adjustments are included in a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets. All foreign currency transaction gains and losses are included in income in the period incurred.

(4) Inventories

Inventories mainly consist of commodities, materials and real estate held for development and resale. The cost of inventories is determined based on the moving average basis or specific identification basis. Precious metals that have immediate marketability at quoted market prices are valued at market value with unrealized gains and losses included in earnings. Other commodities and materials are stated at the lower of average cost or market. Real estate held for development and resale are stated at the lower of cost or net realizable value.

(5) Marketable Securities and Other Investments

Marketable equity securities and all debt securities

SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" requires all investments in debt and marketable equity securities to be classified as either trading,

available-for-sale, or held-to-maturity securities. All of the Companies' investments in debt securities and marketable equity securities are classified as either (i) trading securities, which are accounted for at fair value with unrealized gains and losses included in earnings, (ii) available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of accumulated other comprehensive income (loss), net of related taxes in the accompanying consolidated balance sheets, or (iii) held-to-maturity securities, which are accounted for at amortized cost. Those securities that mature or are expected to be sold in one year are classified as current assets.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices.

On a continuous basis, but no less frequently than at the end of each semi-annual period, the Companies evaluate the cost basis of available-for-sale securities and held-to-maturity security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in the ratio of market prices per share to book value per share at date of evaluation compared to that at date of acquisition, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the fair value of an available-for-sale security relative to the cost basis of the investment, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. The cost of securities sold is determined based on the average cost of all the shares of such security held at the time of sale.

Other investments

Non-marketable equity securities held as investments are carried at cost. Management semi-annually assesses the result of the underlying companies, the performance of the underlying companies relative to plan, industry conditions, financial condition and prospects and determines whether any events or changes in circumstances that might have a significant adverse effect on fair value are identified. When events or changes in circumstances that might have a significant adverse effect on fair value are identified, management assesses whether the fair value of the investment has declined below its carrying amount. If a decline in fair value below cost is judged to be other than temporary, after considering the period of time that the estimated fair value has been below the carrying amount of the investment, the carrying value of the investment is written down to its estimated fair value. Fair value is determined based on analysis of discounted estimated cash flows, valuation models

based on revenues, profitability and net worth, market value of comparable companies, and other valuation approaches.

(6) Allowance for Doubtful Receivables

An allowance for doubtful receivables is maintained at the level which, in the judgment of management, is adequate to provide for probable losses that can be reasonably estimated. Management considers individual customers' risk factors such as historical performance, recent developments, changes in original terms, internal risk-ratings, industry trends, and other specific factors applicable to the customer as well as general risk factors including, but not limited to, sovereign risk of the country where the customer resides.

The Companies maintain a specific allowance for impaired loans. A loan is considered impaired pursuant to SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." Pursuant to SFAS No. 114, a loan is impaired if it is probable that the Companies will not collect all principal and interest due. An impairment allowance is recognized equal to the difference between the loan's book value and either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price if available, or the fair value of collateral if the loan is collateral dependent. In addition to the specific allowance, an allowance is established for probable losses that are not individually identified but are expected to have occurred that are inherent in portfolios of similar loans. This allowance for losses is based on relevant observable data that include, but are not limited to, historical experience, delinquencies, loan stratification by portfolio, and when applicable, geography, collateral type, and size of the loan balance. Past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(7) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation of buildings, including leasehold improvements, is computed principally under the straight-line method. Depreciation of Machinery and equipment is computed under the straight-line method or the declining-balance method. Depreciation of mineral rights is computed under the units-of production over the estimated proven and probable reserve tons.

SFAS No. 143, "Accounting for Asset Retirement Obligations" addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company records the fair value of an asset retirement obligation as a liability with the corresponding increases to the carrying amount of the long lived assets that are amortized over the life of the assets. The liability is adjusted each period to reflect the passage of time and changes in the estimates.

(8) Impairment of Long-Lived Assets

Long-lived assets and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows without interest expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair values are determined based on market values, appraisal or discounted future cash flows based on realistic assumptions less costs to sell.

Assets to be disposed of are reported separately in the balance sheet at the lower of the carrying amount or fair value less cost to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(9) Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquired entity over the net of the amount assigned to assets acquired and liabilities assumed. SFAS No. 141, "Business Combinations" requires that all business combinations are accounted for by the purchase method. Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized and instead requires annual impairment testing thereof at least annually. Intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Intangible assets determined to have an indefinite useful life are not amortized, but instead are tested for impairment based on fair value at least annually until the remaining life would be determined to no longer be indefinite.

Goodwill and intangible assets not subject to amortization are tested for impairment at the reporting unit level at least annually, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment.

(10) Stock Option Plan

The Company has stock option plans as incentive plans for directors, executive officers, and corporate officers under the Company's qualification system.

The Company accounted for these arrangements under SFAS No. 123, "Accounting for Stock-Based Compensation," amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," through

June 30, 2005. SFAS No. 123 gave entities a choice of recognizing compensation expense related to the granted of stock options by either adopting a fair value method or continuing to measure compensation using the intrinsic value approach under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including FIN No. 44, "Accounting for Certain Transactions involving Stock Compensation." The Company chose to continue using the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25 for fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the market price of the underlying common stock exceeds the exercise price on the date of grant. No such compensation expense was incurred for the three months ended June 30, 2005 and the years ended March 31, 2005. Had compensation expense for the Company's stock option plans been determined through June 30, 2005 using the fair value method of SFAS No. 123, as amended, the Companies' net income and net income per share for the years ended March 31, 2006 and 2005 would have been as follows:

		Millions of Yen	
		2006	2005
Net income:	As reported	**¥ 160,237**	¥ 85,073
	Deduct: Total stock-based compensation cost determined under fair value method for all awards	**—**	(37)
	Pro forma	**¥ 160,237**	¥ 85,036

		Yen	
		2006	2005
Basic net income per share:	As reported	**¥ 130.18**	¥ 72.83
	Pro forma	**130.18**	72.80
Diluted net income per share:	As reported	**130.17**	72.82
	Pro forma	**130.17**	72.79

The fair value of these stock options was estimated using the Black-Scholes option pricing model with the following weighted-average valuation assumption:

	2006	2005
Expected life	**—**	4.5 years
Risk-free rate	**—**	0.97%
Expected volatility	**—**	39.23%
Expected dividend yield	**—**	0.96%

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This statement is a revision of SFAS No. 123 and supersedes APB Opinion No. 25, and its related implementation guidance. SFAS No. 123R requires measurement of the cost of employee services received in exchange for stock compensation based on the grant-date fair value of the employee stock options. Incremental compensation costs arising from subsequent modifications of awards after the grant date must also be recognized. The Company adopted SFAS No. 123R effective July 1, 2005 under the modified prospective method of application. Under this method, compensation expense for stock options granted or modified after June 30, 2005 is recognized based on SFAS No. 123R. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of July 1, 2005 is recognized in accordance with SFAS No. 123R as the requisite service is rendered on or after that date. The adoption of SFAS No. 123R decreased income before minority interests in earnings of subsidiaries and net income by ¥45 million.

The fair value of stock options that were granted after June 30, 2005, was estimated using the Black-Scholes option pricing model with the following weighted-average valuation assumptions:

	2006
Expected life	4.5 years
Risk-free rate	0.43%
Expected volatility	34.64%
Expected dividend yield	1.00%

(11) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(12) Derivative Instruments and Hedging Activities

The Companies account for derivatives and hedging activities in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities," as amended, which

requires that all derivative instruments be recorded on the accompanying consolidated balance sheets at their respective fair values. The Companies utilize derivative instruments to manage interest rate risk, foreign currency risk and the risk of the price fluctuation of commodity inventories and trading commitments. The primary derivative instruments used by the Companies include foreign exchange forward contracts, currency swaps, interest rate swaps and commodity future contracts.

On the date a derivative contract is entered into, the Companies designate the derivative as either a hedge of the fair value of a recognized asset or liability (fair-value hedge), a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge), or a hedge of a net investment in a foreign operation. For all hedging relationships the Companies formally document the hedging relationship and their risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring effectiveness and ineffectiveness. This process includes linking all derivatives that are designated as hedges to specific assets and liabilities on the accompanying consolidated balance sheets. The Companies also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) on the accompanying consolidated balance sheets to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. If a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge, a cash-flow hedge or a hedge of a net investment in foreign operation is reported in earnings. Changes in the fair value of derivative trading instruments are reported in current period earnings.

The Companies discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or the derivative is de-designated as a hedging instrument, because management determines that designation of the derivative as a hedging instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Companies continue to carry the derivative on the

accompanying consolidated balance sheets at its fair value and no longer adjust the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. In all other situations in which hedge accounting is discontinued, the Companies continue to carry the derivative at its fair value on the accompanying consolidated balance sheets and recognize any subsequent changes in its fair value in earnings.

(13) Use of Estimates in the Preparation of the Financial Statements

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. Significant items subject to such estimates and assumptions include the allowance for doubtful receivables, inventories, investments, impairment of long-lived assets, deferred income taxes and contingencies. Actual results could differ from those estimates.

(14) Net Income per Share

Net income per share is presented in accordance with the provisions of SFAS No. 128, "Earnings per Share." Under SFAS No. 128, basic net income per share excludes dilution for potential common shares and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

(15) Revenue Recognition

The Companies recognize revenue when it is realized or realizable and earned. The Companies consider revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.

The Companies also enter into transactions that include multiple element arrangements, which may include any combination of products, equipment, and installation services. In accordance with the FASB's EITF No. 00-21, "Guide to Accounting for Revenue Arrangements with Multiple Deliverables," if certain elements are delivered prior to others in the arrangement, revenue is deferred until the delivery of the last element, unless transactions are such that the price of a deliverable, when it is regularly sold on a standalone basis of the undelivered elements, is available and the functionality of the delivered element is not dependent on the undelivered elements. The

Companies allocate revenue involving multiple elements to each element based on its relative fair value..

Gross versus Net.

In the normal course of business, the Companies frequently act as an intermediary or agent in executing transactions with third parties. In these arrangements, the Companies determine whether to report revenue based on the "gross" amount billed to the ultimate customer for goods or services provided or on the "net" amount received from the customer after commissions and other payments to third parties. However, the amounts of gross profit and net income are not affected by whether revenue is reported on a gross or net basis.

Determining whether revenue should be reported gross or net is based on an assessment of whether the Companies are acting as a "principal" or an "agent" in a transaction. Accordingly, to the extent that the Companies are acting as a principal in a transaction, the Companies report revenue on a gross basis and to the extent that the Companies are acting as an agent in a transaction, the Companies report revenue on a net basis. The determination of whether the Companies are acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of an arrangement.

Factors that indicate that the Companies act as a principal, and thus recognize revenue on a gross basis include: (i) the Companies are the primary obligor in the arrangement, (ii) the Companies have general inventory risk (before customer order is placed or upon customer return), (iii) the Companies have physical loss inventory risk (after customer order or during shipping), (iv) the Companies have latitude in establishing price, (v) the Companies change the product or perform part of the services, (vi) the Companies have discretion in supplier selection, (vii) the Companies are involved in the determination of product or service specifications, and (viii) the Companies have credit risk.

Factors that indicate that the Companies act as an agent, and thus recognize revenue on a net basis relative to the service offered include: (i) the supplier (not the Companies) is the primary obligor in the arrangement, (ii) the amount the Companies earn is fixed, and (iii) the supplier (not the Companies) has credit risk.

Revenue from sales of tangible products

The Companies generate revenue from sales of tangible products (i) in connection with the Companies' wholesale, retail, manufacturing and processing operations, (ii) in connection with the Companies' real estate operations, and (iii) under long-term construction type arrangements.

The Companies recognize revenue from sales of tangible products in connection with the Companies' wholesale, retail, manufacturing and processing operations when title and risk of loss have been transferred to the customer. Depending upon the terms of the contract, this may occur at

the time of delivery or shipment or upon the attainment of customer acceptance. The conditions of acceptance are governed by the terms of the contract or customer arrangement and those not meeting the predetermined specifications are not recognized as revenue until the attainment of customer acceptance. The Companies' policy is not to accept product returns unless the products are defective. The Companies have no material exposure to losses under warranty provisions on transactions with which the Companies are involved. Such losses are recognized when probable and estimable. The effects of rebate and discount programs are recognized as a reduction of revenue. The effects of such programs are not material. The Companies recognize revenue upon delivery, shipment, or upon the attainment of customer acceptance for steel service center operations in which the Companies process and cut steel sheets to customer specifications [Metal Products], dealership operations in which the Companies sell automobiles to general consumers and distribute construction equipment and machinery to construction companies [Transportation & Construction Systems], plastic products [Chemical], service station operations in which the Companies provide petroleum for automobiles [Mineral Resources & Energy], and retail business operations such as supermarkets and drugstores [Consumer Goods & Service].

Revenues from sale of land, office-buildings, and condominiums are recognized using the full accrual method provided that various criteria relating to the terms of the transactions are met. These criteria deal with whether (i) a sale is consummated, (ii) the buyer's initial and continuing investments are adequate, (iii) the seller's receivable is not subject to future subordination, and (iv) the seller has transferred to the buyer the usual risks and rewards of ownership and does not have a substantial continuing involvement with the property. Revenues relating to transactions that do not meet the established criteria are deferred and recognized when the criteria are met or using the installment or cost recovery methods as appropriate in the circumstances.

The Companies generate revenue from sales of tangible products under long-term construction type arrangements, principally in connection with the construction of power plants in which the Companies provide engineering, procurement and construction [Machinery & Electric] under the percentage-of-completion method as prescribed by AICPA Statement of Position ("SOP") No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." Progress toward completion is measured using the cost-to-cost method. Under the cost-to-cost method, revenues are recognized based on the ratio that costs incurred bear to total estimated costs. The Companies review cost performance and estimate to complete projections on its contracts at least quarterly, and in many cases, more frequently. The impact of revisions of profit estimates on fixed price contracts are recognized in the period in which the revisions are made. Anticipated losses on fixed price contracts are charged to earnings when such losses can be estimated. Provisions are made for contingencies in the period in which they become known pursuant to specific contract terms and conditions are estimable.

Revenue from sales of services and others

The Companies also generate revenue from sales of services and others in connection with (i) customized software development services contracts and other software related services, (ii) direct financing and operating leases of automobiles, vessels, and aircrafts, and (iii) all other service arrangements such as arranging finance and coordinating logistics in connection with trading activities.

The Companies recognize revenue from customized software development services contracts and other software related services in accordance with the provisions of SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions." Revenue from the customized software services contracts that require the Companies to develop, manufacture or modify information technology (IT) systems to a customer's specification, and to provide services related to the performance of such contracts, is recognized upon customer acceptance if pricing is fixed and determinable and collectibility is probable. The terms of such service contracts are less than one year. Revenue from maintenance is recognized over the contractual period or as the services are performed [Media, Electronics & Network].

The Companies recognize revenue from direct financing leases using methods that approximate the interest method. Related origination and other non-refundable fees and direct origination costs are deferred and amortized as an adjustment of interest and direct financing lease income over the contractual lines of the arrangements. Rental income on operating leases is recognized on an accrual basis.

The accrual of interest income on direct financing leases is generally suspended and an account placed on non-accrual status when payment of principal on interest is contractually delinquent for ninety days or more, or earlier when in the opinion of management, full collection of principal and interest is doubtful. To the extent that the estimated value of collateral does not satisfy both the principal and accrued income receivables, previously accrued interest is reversed. Proceeds received on non-accrued loans are applied to the outstanding principal balance until such time as the outstanding receivable is collected, charged off, on returned to accrual status.

Direct financing leases are recorded at the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Operating lease equipment is carried at cost less accumulated depreciation and is depreciated to estimated residual value using the straight-line method over the projected economic life of the asset. Equipment acquired in satisfaction of loans and subsequently placed on operating lease is recorded at the lower of carrying value or estimated fair value when acquired. Management performs periodic reviews of the estimated residual values and recognizes impairment losses in the period they are determined to occur. The Companies recognize

revenue from operating leases in connection with automobiles leased to consumers, vessels leased to shipping companies, aircrafts leased to airlines [Transportation & Construction Systems], and rental of commercial real estate [Materials & Real Estate].

Revenue from all other service arrangements include transactions in which the Companies act between customer and supplier as agent or broker to provide such services as arranging finance or coordinating logistics in connection with trading activities. Such revenues are recognized when the contracted services are rendered to third-party customers.

Total trading transactions

Total trading transactions is a voluntary disclosure and represents the gross transaction volume of trading transactions, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which the Companies participate without physical acquisition of goods or without significant inventory risk. The Companies have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and the Companies believe it is a useful supplement to results of operations data as a measure of the Companies' performance compared to other similar Japanese trading companies.

(16) Issuance of Stock by Subsidiaries and Associated Companies

The Company recognizes a gain or loss when a subsidiary or an associated company issues its shares to third parties at amounts in excess or less than the Company's average carrying value. Such a gain or loss is recognized only when the realization of a gain or loss is reasonably assured and the value of the proceeds can be objectively determined.

(17) Capitalized Software Costs

The Companies capitalize certain costs incurred to purchase or develop software for internal-use. Costs incurred to develop software for internal-use are expensed as incurred during the preliminary project stage, which includes costs for making strategic decisions about the project, determining performance and system requirements and vendor demonstration cost. Costs incurred subsequent to the preliminary project stage through implementation are capitalized. The Companies also expense costs incurred for internal-use software projects in the post implement stage such as costs for training and maintenance.

Costs incurred to develop software to be sold are capitalized subsequent to the attainment of technological feasibility in the form of detailed program design. Those costs include coding and testing performed subsequent to establishing technological feasibility. Costs incurred prior to reaching technological feasibility are expensed as incurred. Capitalized software costs are amortized on a product-by-product basis. The annual amortization is the greater of the amount computed using (i) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (ii) the straight-line method over the remaining estimated economic life of the product including the period being reported on. Amortization starts when the product is available for general release to customers.

(18) New Accounting Standards

In December, 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception from fair value measurement for Nonmonetary exchange of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a Nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005 and the Companies do not expect the adoption of SFAS No. 153 will have a material impact on the Companies' consolidated financial statements.

In March, 2005, the EITF issued EITF Issue No. 04-6 "Accounting for Stripping Costs Incurred during Production in the Mining Industry." EITF 04-6 provides guidance as to stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005. The Companies are evaluating the effect of impact on the Companies' consolidated financial statements.

In March, 2005, the FASB issued FIN No.47 "Accounting for Conditional Asset Retirement Obligations" which requires conditional asset retirement obligations to be recognized if a legal obligation exists to perform asset retirement activities and a reasonable estimate of the fair value of the obligation exists can be made. FIN 47 also provides guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The Companies adopted FIN 47 and there was no material impact on the Companies' consolidated financial statements.

In September, 2005, the EITF issued EITF Issue No. 04-13 "Accounting for Purchases and Sales of Inventory with the Same Counterparty." EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange

transaction. EITF 04-13 also provides guidance as to when a Nonmonetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The application of EITF 04-13 is not expected to have a significant impact on the Companies' consolidated financial statements.

In November, 2005, the FASB issued FSP 115-1 and 124-1, "The Meaning of Other-Than Temporary Impairment and its Application to Certain Investments," which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of the impairment loss. It also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 is effective for reporting periods beginning after December 15, 2005. The adoption of this FSP is not expected to have a material effect on the Companies' consolidated financial statements.

(19) Reclassifications

Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

6 ACQUISITIONS

Fiscal Year Ended March 31, 2006

On April 28, 2005, the Company entered into a Share Exchange Agreement with Sumisho Auto Leasing Corporation ("Sumisho Auto Lease"), a majority-owned subsidiary, pursuant to which the Company exchanged shares of the Company for shares of Sumisho Auto Lease held by minority shareholders (included Sumisho Lease). Sumisho Auto Lease became a wholly-owned subsidiary of the Company. The share exchange was consummated on August 2, 2005, and was implemented in accordance with Article 358 of the Code. For each Sumisho Auto Lease share, 5.03 shares of the Company were allotted. In connection with the share exchange, the Company issued 45,994,320 new shares. There was no increase in the Companies' "Common stock" but there was an increase of ¥39,896 million in the Companies' "Additional paid-in capital" on the Consolidated Balance Sheets as a result of the share exchange.

In connection with this purchase, ¥13,863 million and ¥13,795 million were assigned to intangible assets subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of customer relationships, trademarks, and lease agreements with the weighted-average amortization period of 13 years.

On September 18, 2005, the Company and SCOA ("SCOA"), its U.S. subsidiary, entered into an

agreement to purchase TBC Corporation ("TBC"), one of the leading marketers of automotive replacement tires in the U.S., from its shareholders, for approximately $1.1 billion. The purchase was consummated on November 17, 2005. As of March 31, 2006, the Company had a 100% ownership of the voting shares of TBC, including a 60% ownership interest held directly by SCOA.

TBC is a U.S. tire wholesaler and retailer founded in 1956. TBC engages in the retail chain business and franchise outlets throughout the U.S. as well as the wholesales business. TBC is the nation's largest independent marketer of tire. The company has been engaged in the tire wholesale business through SCOA and Treadways Corporation, a wholly owned subsidiary. The purpose of the acquisition is to greatly expand our tire business in the retail market, where we see substantial opportunities for growth and profitability.

The accompanying consolidated financial statements for the year ended March 31, 2006 include the operating results of TBC from the date of purchase.

In connection with this purchase, ¥49,867 million and ¥49,577 million were assigned to intangible assets subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of trademarks, sales licenses and customer relationships with the weighted-average amortization period of 25 years. The following table summarizes the estimated fair values of the assets purchased and liabilities assumed at the date of purchase.

	Millions of Yen
Current assets	¥ 63,883
Property and equipment	17,924
Goodwill and other intangible assets	99,444
Other assets	3,805
Total assets purchased	185,056
Current liabilities	(32,725)
Non-current liabilities	(19,673)
Total liabilities assumed	(52,398)
Net assets purchased	¥ 132,658

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the Companies' consolidated financial statements.

For the year ended March 31, 2006, other than Sumisho Auto Lease and TBC acquisitions, the Companies made additional significant business acquisitions of an aggregate purchase amount of ¥29,580 million with respect to eleven companies, including operations such as the steel pipe distributor in U.S., the manufacturing and sales of fertilizers in Australia, a cinema complex business, and a coil center. In connection with these business combinations, ¥10,112 million and ¥5,564 million were recognized in other intangible assets and goodwill, respectively. The intangible assets

subject to amortization consist primarily of sales licenses, trademarks and customer relationships.

The Companies recognized preliminary estimates with respect to the value of the underlying net assets of the above acquisitions in determining amounts of goodwill. The amount of goodwill may be adjusted upon completion of the purchase price allocation.

Fiscal Year Ended March 31, 2005

On May 27, 2004, the Company and SCOA entered into an agreement to purchase JWC Hartz Holdings, Inc., the holding company of The Hartz Mountain Corporation ("Hartz"), a U.S. pet supplies company, from J. W. Childs Equity Partners II, L.P., for approximately $400 million. The purchase was consummated on June 21, 2004. After this purchase, Hartz merged with JWC Hartz Holdings, Inc. As of March 31, 2005, the Company had a 96.3% ownership of the voting shares of Hartz, including a 56.3% ownership interest held directly by SCOA.

Hartz produces and sells pet supplies, with six manufacturing facilities in the U.S. and Brazil and three distribution centers in North America. This purchase provides the Companies an entry into the U.S. pet supplies business and a base for further development of that business in Japan, Europe, and the Americas, taking advantage of the Companies' international distribution and sourcing capabilities.

The consolidated financial statements for the year ended March 31, 2005 include the operating results of Hartz from the date of purchase.

In connection with this purchase, ¥4,458 million, ¥14,060 million and ¥10,701 million were assigned to intangible assets subject to amortization, intangible assets not subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of sales licenses of ¥3,409 million with an amortization period of 15 years. The intangible assets not subject to amortization consist of trademarks of ¥14,060 million. The following table summarizes the estimated fair values of the assets purchased and liabilities assumed at the date of purchase.

	Millions of Yen
Current assets	¥ 11,472
Property and equipment	6,315
Goodwill and other intangible assets	29,219
Other assets	1,931
Total assets purchased	48,937
Current liabilities	(6,026)
Total liabilities assumed	(6,026)
Net assets purchased	¥ 42,911

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the Companies' consolidated financial statements.

For the year ended March 31, 2005, other than Hartz acquisition, the Companies made additional

significant business acquisitions of an aggregate purchase amount of ¥36,548 million with respect to nine companies, including operations such as the exclusive distributor in Japan for a German luxury chenille fabrics brand, the manufacturing and sales of automotive parts, the rights to oil fields in the British waters of the North Sea, and a cinema complex business. In connection with these business combinations, ¥7,742 million, ¥ 3,195 million and ¥1,824 million were recognized in import and sales licenses, other intangible assets and goodwill, respectively.

7 CASH FLOW INFORMATION

Supplemental disclosure of cash flow information for the years ended March 31, 2006 and 2005 is as follows:

	Millions of Yen	
	2006	2005
Cash paid during the year for:		
Interest	¥ 37,483	¥ 22,178
Income taxes	52,541	34,884
Non-cash investing and financing activities:		
Capital lease obligations incurred	30,398	13,155
Fair value of securities transferred to employee pension trust	–	–
Stock issued under Share Exchange Agreement (Note 6)	39,896	–
Acquisition of subsidiaries:		
Fair value of assets acquired	266,916	137,063
Fair value of liabilities assumed	96,206	62,191
Minority interests assumed	6,056	1,250
Cash paid, net	(164,654)	(73,622)

8 MARKETABLE SECURITIES AND OTHER INVESTMENTS

Marketable securities and other investments as of March 31, 2006 and 2005 are as follows:

	Millions of Yen	
	2006	2005
Marketable securities-current:		
Trading	¥ 19,248	¥ 5,183
Available-for-sale	678	15,461
Held-to-maturity	2,161	2,510
	¥ 22,087	¥ 23,154

	Millions of Yen	
	2006	2005
Other investments:		
Available-for-sale	¥ 637,899	¥ 338,905
Held-to-maturity	18,989	7,711
Non-marketable securities and other investments	126,127	156,042
	¥ 783,015	¥ 502,658

(1) Marketable Equity Securities and All Debt Securities

Information regarding each category of securities classified as trading, available-for-sale and held-to-maturity as of March 31, 2006 and 2005 is as follows (excluding non-marketable securities and other investments discussed below):

	Millions of Yen			
As of March 31, 2006:	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 19,248	¥ —	¥ —	¥ 19,248
Available-for-sale:				
Equity securities	170,959	446,257	169	617,047
Debt securities	21,370	160	—	21,530
Held-to-maturity	21,150	4	33	21,121
	¥ 232,727	¥ 446,421	¥ 202	¥ 678,946

	Millions of Yen			
As of March 31, 2005:	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading	¥ 5,183	¥ —	¥ —	¥ 5,183
Available-for-sale:				
Equity securities	151,294	187,827	1,736	337,385
Debt securities	16,949	32	—	16,981
Held-to-maturity	10,221	54	—	10,275
	¥ 183,647	¥ 187,913	¥ 1,736	¥ 369,824

Debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of preferred stock that must be redeemed, Japanese government and municipal bonds, and corporate debt securities. Gross unrealized losses on marketable securities that had been in a continuous unrealized loss position for twelve months or longer as of March 31, 2006 were immaterial.

The carrying values of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2006 and 2005 are summarized by contractual maturities as follows:

	Millions of Yen			
	2006		2005	
	Available-for-sale	Held-to-maturity	Available-for-sale	Held-to-maturity
Due in one year or less	¥ 678	¥ 2,161	¥ 15,461	¥ 2,510
Due after one year through five years	20,834	18,742	1,022	7,498
Due after five years through ten years	18	178	5	170
Due after ten years	—	69	493	43
Total	¥ 21,530	¥ 21,150	¥ 16,981	¥ 10,221

Proceeds from sales and gross gain and loss on sale of securities on available-for-sale securities for the years ended March 31, 2006 and 2005 are as follows:

	Millions of Yen	
	2006	2005
Proceeds from sales	¥ 58,381	¥ 30,268
Gross gain on sale of securities	¥ 12,382	¥ 15,811
Gross loss on sale of securities	22	343
Net realized gains	¥ 12,360	¥ 15,468

(2) Non-Marketable Securities and Other Investments

Other investments as of March 31, 2006 and 2005 included investments in non-traded, unassociated companies, and others, amounting to ¥126,127 million and ¥156,042 million, respectively. As of March 31, 2006 and 2005, investments in non-traded securities of unassociated companies, and others carried at cost were ¥113,893 million and ¥136,903 million, respectively. If there is decline in the fair value of an investment below its carrying amount that is determined to be other than temporary, the investment is written down to its fair value. As of March 31, 2006 and 2005,

investments with aggregate cost of ¥ 109,103 million and ¥ 129,932 million were not evaluated for fair value because no events or changes in circumstances that might have a significant adverse effect on the fair value were identified in the impairment evaluation, and estimation of fair value is not practicable.

9 RECEIVABLES

Receivables by operating segment as of March 31, 2006 and 2005 are summarized as follows:

	Millions of Yen				
As of March 31, 2006:	Notes and loans receivable	Accounts receivable	Receivables from associated companies	Long-term receivables	Total
Metal Products	¥ 67,115	¥ 239,740	¥ 18,262	¥ 8,332	¥ 333,449
Transportation & Construction Systems	46,779	185,530	27,445	266,574	526,328
Machinery & Electric	10,954	65,433	1,309	256,286	333,982
Media, Electronics & Network	1,416	121,156	2,716	43,829	169,117
Chemical	16,829	114,179	1,674	5,309	137,991
Mineral Resources & Energy	26,861	214,058	17,705	30,099	288,723
Consumer Goods & Service	13,652	63,651	304	42,557	120,164
Materials & Real Estate	18,443	79,780	3,750	29,874	131,847
Financial & Logistics	22,747	105,793	48	30,568	159,156
Others	40,226	456,806	25,065	16,630	538,727
	265,022	1,646,126	98,278	730,058	2,739,484
Less: Allowance for doubtful receivables	(2,417)	(12,464)	(454)	(40,703)	(56,038)
Total	¥ 262,605	¥ 1,633,662	¥ 97,824	¥ 689,355	¥ 2,683,446

	Millions of Yen				
As of March 31, 2005:	Notes and loans receivable	Accounts receivable	Receivables from associated companies	Long-term receivables	Total
Metal Products	¥ 58,187	¥ 187,255	¥ 15,174	¥ 12,146	¥ 272,762
Transportation & Construction Systems	10,464	189,444	22,753	238,001	460,662
Machinery & Electric	13,655	69,606	709	257,886	342,056
Media, Electronics & Network	1,337	99,953	2,758	37,560	141,608
Chemical	18,724	104,374	1,373	5,144	129,615
Mineral Resources & Energy	22,066	140,062	6,437	44,883	213,448
Consumer Goods & Service	14,490	57,121	228	34,683	106,522
Materials & Real Estate	19,307	71,787	1,936	15,250	108,330
Financial & Logistics	30,239	52,448	113	15,104	97,904
Others	118,664	383,456	33,353	34,089	569,562
	307,133	1,355,706	84,884	694,746	2,442,469
Less: Allowance for doubtful receivables	(1,923)	(8,552)	(530)	(45,672)	(56,677)
Total	¥ 305,210	¥ 1,347,154	¥ 84,354	¥ 649,074	¥ 2,385,792

The following analysis of activity in the allowance for credit losses for the years ended March 31, 2006 and 2005 encompasses allowance for receivables.

	Millions of Yen	
	2006	2005
Balance, beginning of year	**¥ 56,677**	¥ 58,808
Provision for allowance for doubtful receivables	**14,707**	12,896
Charge-off	**(16,459)**	(14,990)
Foreign currency translation adjustments	**1,113**	(37)
Balance, end of year	**56,038**	56,677
Less: Current portion	**(15,335)**	(11,005)
Long-term portion	**¥ 40,703**	¥ 45,672

As of March 31, 2006 and 2005, the total gross amount of long-term receivables considered impaired was ¥56,984 million and ¥62,586 million, respectively, and the related valuation allowance provided as at each year-end was ¥37,853 million and ¥44,140 million, respectively. The amount of long-term receivables considered impaired, for which no allowance for doubtful receivable was provided, was ¥1,142 million and ¥1,142 million as of March 31, 2006 and 2005, respectively.

The average investment in impaired receivables for the years ended March 31, 2006 and 2005 was ¥60,541 million and ¥68,325 million, respectively.

The Companies recognize interest income on impaired loans on a cash basis. Interest income on impaired loans recognized for the years ended March 31, 2006 and 2005 was not material.

10 INVENTORIES

Major segments that hold inventories are Overseas Subsidiaries and Branches, Transportation & Construction Systems, Metal Products, and Materials & Real Estate. Real estate held for development and resale aggregated ¥51,416 million and ¥62,078 million as of March 31, 2006 and 2005, respectively, mainly in Materials & Real Estate.

11 INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Associated companies operate principally in the manufacturing and service industries and participate substantially in the Companies' revenue generating transactions as either purchasers or suppliers.

Investments in and advances to associated companies as of March 31, 2006 and 2005 consisted of the following:

	Millions of Yen	
	2006	2005
Investments in common stock	**¥ 401,498**	¥ 320,707
Advances	**67,984**	73,911
Total	**¥ 469,482**	¥ 394,618

Investments in common stock in the above include goodwill amounting to ¥52,959 million and ¥47,588 million as of March 31, 2006 and 2005, respectively. Ending balance as of March 31, 2006 includes goodwill still under purchase price allocation. Associated companies numbered 249 and 230 and weighted average ownership percentages for those associated companies were approximately 28% and 31% as of March 31, 2006 and 2005, respectively. Investments in common stock of certain associated companies as of March 31, 2006 and 2005 included marketable securities of public associated companies with carrying amounts of ¥66,396 million and ¥72,286 million, respectively, with corresponding aggregate quoted market values of ¥112,247 million and ¥118,205 million, respectively.

Summarized combined financial information of associated companies accounted for by the equity method as of March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005 are presented below:

	Millions of Yen	
	2006	2005
Current assets	**¥ 1,560,025**	¥ 1,436,634
Property and equipment, net	**999,600**	889,724
Other assets	**1,372,427**	1,131,020
Total assets	**¥ 3,932,052**	¥ 3,457,378
Current liabilities	**¥ 1,663,068**	¥ 1,520,532
Non-current liabilities	**1,091,247**	1,008,257
Shareholders' equity	**1,177,737**	928,589
Total liabilities and shareholders' equity	**¥ 3,932,052**	¥ 3,457,378

	Millions of Yen	
	2006	2005
Gross profit	**¥ 538,771**	¥ 479,725
Net income	**¥ 175,254**	¥ 110,452

The three major associated companies accounted for by the equity method which are contained in the above summarized combined financial information are Sumisho Lease (approximately 36.2% owned), Jupiter Telecommunication Co., Ltd. (approximately 25.9% owned), and P.T. Newmont

Nusa Tenggara (economic interest approximately 30.5% owned). The following summarized financial information for these three associated companies has been presented due to the relative significance of these entities to the Company's operations.

Sumisho Lease

Sumisho Lease's summarized financial information as of March 31, 2006 and 2005 and for the years ended March 31, 2006 and 2005 (adjusted to be in accordance with U.S. GAAP):

	Millions of Yen	
	2006	2005
Current assets	**¥ 499,005**	¥ 467,428
Property and equipment, net	**28,468**	29,889
Other assets	**872,577**	745,233
Total assets	**¥ 1,400,050**	¥ 1,242,550
Current liabilities	**¥ 891,178**	¥ 862,011
Non-current liabilities	**347,715**	247,544
Shareholders' equity	**161,157**	132,995
Total liabilities and shareholders' equity	**¥ 1,400,050**	¥ 1,242,550

	Millions of Yen	
	2006	2005
Revenues	**¥ 181,906**	¥ 153,742
Net income	**¥ 25,879**	¥ 16,991

Sumisho Lease engages in a variety of financial services, including leasing and leasing-related financing services. Sumisho Lease is listed on the first sections of the Tokyo Stock Exchange and the Osaka Securities Exchange.

Jupiter Telecommunication Co., Ltd.

Jupiter Telecommunication Co., Ltd. ("Jupiter")'s summarized financial information as of March 31, 2006 and 2005, and for the years ended March 31, 2006 and 2005:

	Millions of Yen	
	2006	2005
Current assets	**¥ 61,100**	¥ 52,379
Property and equipment, net	**282,432**	255,412
Other assets	**177,496**	167,007
Total assets	**¥ 521,028**	¥ 474,798
Current liabilities	**¥ 54,148**	¥ 36,786
Non-current liabilities	**210,306**	213,385
Shareholders' equity	**256,574**	224,627
Total liabilities and shareholders' equity	**¥ 521,028**	¥ 474,798

	Millions of Yen	
	2006	2005
Revenues	**¥ 191,803**	¥ 165,492
Net income	**¥ 20,352**	¥ 10,301

Jupiter is a Multiple System Operator (MSO) in Japan that provides multi-channel broadcasting, internet, and telephony services. As of March 31, 2006, the Company held an approximately 25.9% interest in Jupiter, which is indirectly owned through LGI/Sumisho Super Media, LLC ("Super Media"), a holding company that owns shares in Jupiter. Super Media is 41.3%-owned by the Company and 58.7%-owned by Liberty Global, Inc. ("LGI"). In March 2005, Jupiter issued 1,091,500 common shares at ¥80,000 per share, or ¥87,320 million in total, in an initial public offering. As a result of this offering, the Companies recognized a gain of ¥12,603 million, related to the difference between the Companies' book value per share in the investment and the price at which shares were sold to third parties, classified as "Gain on issuances of stock by subsidiaries and associated companies" and recognized deferred income taxes of ¥5,167 million on the gain for the year ended March 31, 2005.

In April 2005, Jupiter issued 114,608 common shares at ¥76,000 per share, the same price as the subscription price of the shares issued and sold in an initial public offering, or ¥8,710 million in total to facilitate the settlement of shares offered through over-allotment. As a result of this over allotment, the Companies recognized a gain of ¥1,011 million, related to the difference between the Companies' book value per share in the investment and the price at which shares were sold to third parties, classified as "Gain on issuances of stock by subsidiaries and associated companies" and recognized deferred income taxes of ¥414 million on the gain for the year ended March 31, 2006.

The Company and LGI have an agreement whereby the Company contribute substantially all of its remaining ownership interest in Jupiter to Super Media in September, 2005. Super Media will dissolve in March 2010 unless the Company and LGI agree otherwise.

P.T. Newmont Nusa Tenggara

P.T. Newmont Nusa Tenggara ("PTNNT")'s summarized financial information as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004:

	Millions of Yen	
	2006	2005
Current assets	¥ 67,565	¥ 45,693
Property and equipment, net	171,104	182,212
Other assets	42,127	8,028
Total assets	¥ 280,796	¥ 235,933
Current liabilities	¥ 83,078	¥ 59,363
Non-current liabilities	107,973	101,667
Shareholders' equity	89,745	74,903
Total liabilities and shareholders' equity	¥ 280,796	¥ 235,933

	Millions of Yen	
	2006	2005
Revenues	¥ 109,876	¥ 116,015
Net income	¥ 27,490	¥ 24,160

PTNNT, an Indonesian corporation holds a Contract of Work ("COW") issued by the Indonesian government, under which it explores on and develops on an exclusive basis mineral resources within certain defined areas in Sumbawa, Lombok and Nusa Tenggara Barat, Indonesia.

PTNNT is 80%-owned by Nusa Tenggara Partnership V.O.F. ("NTP"), a general partnership organized under the laws of the Netherlands, and 20%-owned by P.T. Pukuafu Indah ("PTPI").

NTP is 43.75%-owned by Nusa Tenggara Mining Corporation, an approximately 74.3%-owned subsidiary of the Company, and 56.25%-owned by Newmont Indonesia Limited ("NIL"), a subsidiary of Newmont Mining Corporation ("Newmont"), both U.S. corporations. Both the Company and Newmont have significant participating rights in the NTP business and unanimous approval is needed for vital NTP decisions.

PTPI owns a 20% "carried interest," as its capital interest, in PTNNT totaling ¥16,138 million as of March 31, 2006. NTP funded this carried interest and PTPI agreed to assign 70% of its rights to dividends for PTNNT to repay the carried interest, including interest thereon, pursuant to an agreement with NIL. Including its share of this carried interest, the Company's economic interest in PTNNT amounted to approximately 30.5% as of March 31, 2006.

Under the COW, a portion of NTP must be offered for sale to the Indonesian government or to Indonesian nationals. If this offer is accepted, the effect of this provision, combined with the effect

of the repayment of the carried interest, could potentially reduce NTP's economic interest in PTNNT to 49%, and that of the Company's to approximately 15.9%.

Newmont consolidated PTNNT in accordance with FIN46R. NTP accounted for its 94% investment in PTNNT under the equity method of accounting. PTNNT's summarized financial information is included in the summarized combined financial information of associated companies accounted for by equity method as of March 31, 2006 and for the years ended March 31, 2006 and 2005.

The Companies engage in various agency transactions with associated companies involving sales by third parties to associated companies and sales by associated companies to third parties. Net fees earned on these transactions are not material. Transactions with associated companies are summarized as follows:

	Millions of Yen	
	2006	2005
Management and secondment fee, received	**¥ 3,880**	¥ 3,879
Interest income	**1,982**	3,001
Interest expense	**646**	706

12 PROPERTY AND EQUIPMENT

Property and equipment, including property and equipment under capital leases (see Note 24) as of March 31, 2006 and 2005 consisted of the following:

	Millions of Yen	
	2006	2005
Land and land improvements	**¥ 189,222**	¥ 204,089
Buildings, including leasehold improvements	**354,788**	342,455
Machinery and equipment	**626,900**	537,134
Projects in progress	**21,705**	11,691
Mining rights	**71,067**	34,286
Total	**1,263,682**	1,129,655
Less: Accumulated depreciation	**(444,179)**	(409,263)
Property and equipment, net	**¥ 819,503**	¥ 720,392

Depreciation expense for the years ended March 31, 2006 and 2005 was ¥77,222 million and ¥64,548 million, respectively.

For the years ended March 31, 2005, wholly-owned subsidiaries of the Company sold parts of their office buildings and recognized gains amounting to approximately ¥12.8 billion, which were

included in "Gain (loss) on sale of property and equipment, net" in the accompanying Consolidated Statements of Income.

The Companies sold and leased back the corporate headquarters building (Harumi Triton Square Office Tower Y) on April 4, 2005 in a transaction accounted for as sale and operating leaseback. The net carrying amount of this building as of March 31, 2005 was ¥84,983 million, and this amount was included as an asset held for sale in "Other current assets" in the accompanying Consolidated Balance Sheets.

The Companies assess the potential impairment of all material long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Certain assets, primarily real estate held for rent in Yokohama in Materials & Real Estate, were deemed to be impaired in the year ended March 31, 2005 reflecting the weak market conditions for real estate in Japan. The losses recognized from the impairment of such assets for the years ended March 31, 2006 and 2005 were applicable to the following segments:

	Millions of Yen	
	2006	2005
Metal Products	**¥ 725**	¥ 156
Transportation & Construction Systems	**1,921**	418
Machinery & Electric	**35**	42
Mineral Resources & Energy	**98**	1,670
Consumer Goods & Service	**904**	938
Materials & Real Estate	**338**	12,736
Domestic Regional Business Units and Offices	**1,265**	—
Overseas Subsidiaries and Branches	**—**	659
Corporate and Eliminations	**543**	865
Total	**¥ 5,829**	¥ 17,484

These amounts were included in "Impairment losses on long-lived assets" in the accompanying Consolidated Statements of Income. Such impairment losses were calculated based on appraisals for assets or using the best estimates of discounted future cash flows based on realistic assumptions as to continuing operations.

13 GOODWILL AND OTHER INTANGIBLE ASSETS

(1) Intangible Assets

The components of intangible assets subject to amortization as of March 31, 2006 and 2005 are as follows:

	Millions of Yen		
	2006		
	Gross amount	Accumulated amortization	Net carrying value
Software	¥ 60,439	¥ 36,142	¥ 24,297
Sales licenses, trademarks and customer relationships	124,471	13,154	111,317
Other	12,086	2,528	9,558
Total	¥ 196,996	¥ 51,824	¥145,172

	Millions of Yen		
	2005		
	Gross amount	Accumulated amortization	Net carrying value
Software	¥ 60,242	¥ 31,000	¥ 29,242
Sales licenses, trademarks and customer relationships	37,905	9,108	28,797
Other	5,413	1,213	4,200
Total	¥ 103,560	¥ 41,321	¥ 62,239

Intangible assets subject to amortization acquired during the year ended March 31, 2006 were ¥86,374 million, primarily consisting of "Acquisitions" described in Note 6. Intangible assets subject to amortization acquired during the year ended March 31, 2005 were ¥36,243 million, primarily consisting of software of ¥11,648 million, import and sales license of a German luxury chenille fabric brand of ¥7,742 million and sales license of pet care products in the U.S., of ¥3,409 million. During the year ended March 31, 2006, some subsidiaries changed their fiscal year-ends to March 31, mainly from December 31, in order to conform the subsidiaries' year ends with that of the company. The earnings or losses of the subsidiaries for the stub period of the fiscal year exceeding 12 months were directly credited or charged to unappropriated retained earnings in order to maintain the comparability of periodic earnings. Intangible assets subject to amortization acquired during the concerned stub period were ¥4,346 million. The weighted-average amortization periods are five years for software, twenty years for sales licenses, trademarks and customer relationships, and sixteen years for other. Aggregate amortization expense for the years ended March 31, 2006 and 2005 was ¥17,017 million and ¥13,419 million, respectively. Estimated amortization expenses for the next five years ending March 31 are: ¥20,249million in 2007, ¥17,549 million in 2008, ¥13,482 million in 2009, ¥9,817 million in 2010, and ¥8,209 million in 2011, respectively.

The components of intangible assets not subject to amortization as of March 31, 2006 and 2005 are as follows:

	Millions of Yen	
	2006	2005
Leaseholds on land	**¥ 17,441**	¥ 16,944
Trademarks	**1,112**	13,454
Other	**893**	555
Total	**¥ 19,446**	¥ 30,953

In accordance with SFAS No.142, these intangible assets were tested for impairment. During the year ended March 31, 2006 and 2005, the Companies recognized impairment losses of ¥6,103 million and ¥11,772 million, respectively. These amounts were included in "Impairment losses on long-lived assets" in the accompanying Consolidated Statements of Income. Impairment losses recorded for the year ended March 31, 2006 consist primarily of ¥4,785 million for the write-down of intangible assets related to an acquired brand name in the U.S. Fair value was determined based on the discounted cash flow of a revised business plan. The brand name intangible asset of ¥9,328 million (net of the impairment charge) was reclassified from intangible assets not subject amortization to intangible assets subject to amortization in 2006 and is being amortized over its estimated useful life. This impaired asset was included in the Chemical Business Unit segment and Overseas Subsidiaries and Branches segment. Impairment losses recorded for the year ended March 31, 2005 were primarily related to a leasehold on land of real estate for rent in Yokohama of ¥10,851 million, the amount of which was based on appraised value. This impaired asset was included in the Materials & Real Estate Business Unit segment.

(2) Goodwill

The following table shows changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2006 and 2005:

As of March 31, 2006:	Millions of Yen Balance, beginning of year	Acquisition	Impairment losses	Foreign currency translation adjustments and other	Balance, end of year
Metal Products	¥ —	¥ 1,349	¥ —	¥ 10	¥ 1,359
Transportation & Construction Systems	861	14,897	—	(222)	15,536
Media, Electronics & Network	3,813	5,044	—	—	8,857
Chemical	4,253	65	—	1,318	5,636
Consumer Goods & Service	896	1,003	—	16	1,915
Materials & Real Estate	—	19,831	—	(366)	19,465
Overseas Subsidiaries and Branches	10,552	29,945	(491)	1,872	41,878
Total	¥ 20,375	¥ 72,134	¥ (491)	¥ 2,628	¥ 94,646

As of March 31, 2005:	Millions of Yen Balance, beginning of year	Acquisition	Impairment losses	Foreign currency translation adjustments and other	Balance, end of year
Transportation & Construction Systems	¥ 819	¥ —	¥ —	¥ 42	¥ 861
Media, Electronics & Network	2,885	928	—	—	3,813
Chemical	—	4,445	—	(192)	4,253
Consumer Goods & Service	—	896	—	—	896
Overseas Subsidiaries and Branches	3,464	7,737	(292)	(357)	10,552
Total	¥ 7,168	¥ 14,006	¥ (292)	¥ (507)	¥ 20,375

In accordance with SFAS No. 142, these goodwill were tested for impairment. During the years ended March 31, 2006 and 2005, the Companies recognized impairment losses of ¥491 million and ¥292 million, respectively. These amounts were included in "Impairment losses on long-lived assets" in the accompanying Consolidated Statements of Income.

During the year ended March 31, 2006, some subsidiaries changed their fiscal year-ends to March 31, mainly from December 31, in order to conform the subsidiaries' year ends with that of the company. Goodwill acquired during the stub period of the fiscal year exceeding 12 months was ¥1,099 million and was included in "Foreign currency translation adjustments and other."

The Companies recognized preliminary estimates with respect to the value of the underlying net assets of the acquired companies in determining amounts of goodwill. These amounts of goodwill may be adjusted upon completion of the purchase price allocation.

14 SHORT-TERM AND LONG-TERM DEBT

Short-term debt as of March 31, 2006 and 2005 consisted of the following:

	Millions of Yen 2006		2005	
		Weighted average interest rate		Weighted average interest rate
Loans, principally from banks	¥ 408,684	3.67%	¥ 299,943	2.93%
Commercial paper	130,883	2.18	112,274	0.79
	¥ 539,567		¥ 412,217	

The interest rates represent weighted average rates in effect as of March 31, 2006 and 2005 though the range of the interest rates varies by borrowing currency.

The Companies have line of credit agreements available for immediate borrowing with syndicates of domestic and foreign banks, in the amount of $1,050 million with foreign banks and ¥350,000 million with domestic banks. All of these lines of credit were unused as of March 31, 2006.

Long-term debt as of March 31, 2006 and 2005 and interest rates as of March 31, 2006 consisted of the following:

	Millions of Yen	
	2006	2005
Secured long-term debt:		
Banks and insurance companies, maturing serially through 2019, average rate 3.01%	**¥ 208,496**	¥ 249,182
Bonds payable in Indonesian rupee due,		
2006, fixed rates 8.37% to 13.37%	**3,863**	3,390
2007, fixed rates 10.62% to 13.12%	**5,615**	4,520
2008, fixed rate 10.85%	**1,366**	—
Unsecured long-term debt:		
Banks and insurance companies, maturing serially through 2025, average rate 1.58%	**1,897,985**	1,739,810
Bonds payable in Euro due,		
2005	**—**	42,313
Bonds payable in Japanese yen due,		
2006, fixed rates 1.45% to 1.51%	**20,000**	20,000
2007, fixed and floating rates 1.86% to 2.13%	**20,313**	20,778
2008, fixed rate 0.84%	**13,972**	14,054
2010, fixed rates 0.81% to 2.07%	**29,626**	30,600
2011, fixed rates 0.82% to 1.28%	**30,983**	31,815
2012, fixed and floating rates 1.07% to 2.20%	**28,843**	30,197
2013, fixed and floating rates 1.08% to 1.87%	**53,217**	40,601
2014, fixed and floating rates 1.51% to 2.24%	**29,481**	30,592
2015, floating rate 1.17%	**14,530**	—
2016, fixed rate 1.70%	**24,455**	—
2017, floating rate 1.96%	**9,189**	10,089
2018, fixed and floating rates 1.90% to 2.37%	**23,493**	—
Various notes and bonds, maturing serially through 2018, average rate 1.76%	**197,513**	159,992
Capital lease obligations	**67,867**	58,375
Other	**213,714**	186,515
	2,894,521	2,672,823
Less: Current maturities	**(447,351)**	(459,172)
	¥ 2,447,170	¥ 2,213,651

Annual maturities of long-term debt as of March 31, 2006 are as follows:

Year ending March 31,	Millions of Yen
2007	¥ 447,351
2008	444,605
2009	335,584
2010	284,911
2011	371,632
2012 and thereafter	1,010,438
Total	¥ 2,894,521

Most of short-term and long-term loans from banks contain certain covenants. The banks may, under certain conditions, require the Companies to provide collateral (or additional collateral) or guarantors. The banks may treat any collateral as collateral for all indebtedness to such banks. Several of the loan agreements require maintenance of certain financial ratios and minimum levels of tangible net worth. Default provisions of certain agreements grant certain rights of possession to the banks. The borrower may be required to make early repayments of outstanding amounts under some agreements, principally with government-owned financial institutions, if the lender concludes that the borrower is able to repay the outstanding amount through improved earnings or from the proceeds of an equity or debt offering, and makes such prepayment request. Certain agreements provide that the banks may require the borrower to receive bank approval prior to the payment of dividends and other appropriations of earnings, before presentation to the shareholders. The Companies have not been asked to make any such prepayment during the years ended March 31, 2006 and 2005 and currently do not anticipate any prepayment request.

The Companies have been in compliance with all of the short-term borrowing and long-term debt obligation covenants for the years ended March 31, 2006 and 2005.

Pledged assets

The following table summarizes the book value of assets pledged as collateral for short-term debt, other current liabilities and long-term debt, including current maturities of long-term debt of the Companies as of March 31, 2006:

	Millions of Yen
Marketable securities and investments	¥ 65,203
Trade receivables and long-term receivables	280,946
Property and equipment, net	50,382
	¥ 396,531

Such collateral secured the following obligations:

	Millions of Yen
Short-term debt	¥ 16,581
Other current liabilities	7,457
Long-term debt, including current maturities of long-term debt	286,480
	¥ 310,518

Trust receipts issued under customary import financing arrangements give recipient banks a security interest in the merchandise imported and/or the accounts receivable or sales proceeds resulting from the sale of such merchandise. The Companies repay the related notes and acceptances payable at the maturity dates without applying the sales proceeds to specific notes or acceptances. The large number of transactions makes it impracticable to determine the aggregate amounts of assets covered by outstanding trust receipts.

15 INCOME TAXES

The Company is subject to a national corporate tax of 30%, an inhabitant tax of 6.21% and a deductible business tax of 7.56%, which in the aggregate resulted in a statutory income tax rate of approximately 41% for the year ended March 31, 2006 and 2005. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Income before income taxes and minority interests in earnings of subsidiaries for the years ended March 31, 2006 and 2005 is as follows:

	Millions of Yen	
	2006	2005
Domestic	¥ 132,613	¥ 76,638
Foreign	115,194	74,711
Total	¥ 247,807	¥ 151,349

Income tax provision for the years ended March 31, 2006 and 2005 is as follows:

		Millions of Yen
	2006	2005
Current:		
Domestic	**¥ 35,398**	¥ 17,538
Foreign	**30,066**	17,613
Deferred:		
Domestic	**13,105**	16,016
Foreign	**2,168**	6,682
Total	**¥ 80,737**	¥ 57,849

The reconciliation between the statutory income tax rate in Japan and the Companies' effective income tax rate reflected in the accompanying Consolidated Statements of Income for the years ended March 31, 2006 and 2005 is summarized as follows:

		%
	2006	2005
Tax statutory income tax rate in Japan	**41.0%**	41.0%
Increases (decreases) in tax rate due to:		
Expenses not deductible for tax purposes	**1.2**	2.1
Tax effect on undistributed earnings of associated companies and corporate joint ventures	**(1.8)**	(0.7)
Changes in valuation allowance	**0.3**	0.6
Difference in statutory tax rate of foreign subsidiaries	**(5.3)**	(4.7)
Effect of change in enacted tax rate	**—**	—
Other—net	**(2.8)**	(0.1)
The Companies' effective income tax rate	**32.6%**	38.2%

Total income taxes recognized for the years ended March 31, 2006 and 2005 are allocated as follows:

		Millions of Yen
	2006	2005
Income before income taxes and minority interests in earnings of subsidiaries	**¥ 80,737**	¥ 57,849
Shareholders' equity:		
Net unrealized holding gains on securities available-for-sale	**107,680**	22,176
Foreign currency translation adjustments	**3,316**	507
Net unrealized gains (losses) on derivatives	**(4,964)**	(386)
Total income taxes	**¥ 186,769**	¥ 80,146

The tax effects of temporary difference that give rise to significant components of deferred tax assets

and liabilities as of March 31, 2006 and 2005 are as follows:

	Millions of Yen	
	2006	2005
Assets:		
Net operating loss carry forwards	¥ **16,660**	¥ 46,445
Investment securities	**46,787**	37,929
Inventories and long-lived assets	**44,280**	40,960
Allowance for doubtful receivables	**9,873**	12,457
Accrued pension and retirement benefits	**10,179**	8,732
Accrual and other	**19,882**	9,752
Gross deferred tax assets	**147,661**	156,275
Less: Valuation allowance	**(12,271)**	(10,559)
Deferred tax assets, less valuation allowance	**135,390**	145,716
Liabilities:		
Investment in marketable securities	**(183,874)**	(75,584)
Deferred gain on sales of property for tax purposes	**(27,824)**	(43,926)
Securities contributed to the Trust	**(22,773)**	(22,944)
Undistributed earnings of subsidiaries and associated companies	**(40,625)**	(27,754)
Long-lived assets	**(33,893)**	(4,118)
Other	**(12,288)**	(8,651)
Gross deferred tax liabilities	**(321,277)**	(182,977)
Net deferred tax liabilities	**¥ (185,887)**	¥ (37,261)

Deferred income taxes as of March 31, 2006 and 2005 are reflected in the accompanying Consolidated Balance Sheets as follows:

	Millions of Yen	
	2006	2005
Assets:		
Deferred income taxes	¥ **31,998**	¥ 39,161
Deferred income taxes, non-current	**13,511**	10,149
Liabilities:		
Other current liabilities	**(1,032)**	(863)
Deferred income taxes, non-current	**(230,364)**	(85,708)
Net deferred tax liabilities	**¥ (185,887)**	¥ (37,261)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these

deductible differences, net of the existing valuation allowances as of March 31, 2006. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net change in the total valuation allowance for the years ended March 31, 2006 and 2005 was an increase of ¥1,712 million and a decrease of ¥82 million, respectively.

The valuation allowance primarily relates to valuation allowance for deferred tax assets associated with net operating loss carryforwards incurred by certain foreign subsidiaries. The Company has performed an analysis for each of these subsidiaries to assess their ability to realize such deferred tax assets. Considering scheduled reversals of deferred tax liabilities, projections for future taxable income, historical performance, tax planning strategies, market conditions and other factors, as appropriate, management believes it is more likely than not that these subsidiaries will realize their respective deferred tax assets (principally net operating loss carry forwards) net of existing valuation allowance, as of March 31, 2006.

As of March 31, 2006 and 2005, the Company has not provided a deferred tax liability on the undistributed earnings of its foreign subsidiaries and foreign corporate joint ventures because the Company does not intend to repatriate those unremitted earnings in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest the undistributed earnings. As of March 31, 2006 and 2005, the amounts of undistributed earnings of such foreign subsidiaries and foreign corporate joint ventures on which a deferred tax liability has not been recognized in the accompanying consolidated financial statements totaled to ¥248,401 million and ¥180,556 million, respectively. Calculation of the unrecognized deferred tax liability is not practicable.

As of March 31, 2006, the Companies have aggregate net operating loss carryforwards of ¥38,115 million, which may be used as a deduction in the determination of taxable income in future periods. If not utilized, such loss carryforwards expire as follows:

Year ending March 31,	Millions of Yen
2007	¥ 1,562
2008	514
2009	1,400
2010	2,253
2011	3,727
2012 and thereafter	28,659
Total	¥ 38,115

16 ACCRUED PENSION AND RETIREMENT BENEFITS

The Company has non-contributory defined benefit pension plans (the "Plans") covering substantially all employees other than directors and executive officers. The Plans provide benefits based upon years of service, compensation at the time of severance, and other factors.

Most of the subsidiaries have unfunded retirement benefit plans and/or funded pension plans. Employees, other than directors, are entitled to, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, lump-sum retirement benefits based on compensation at the time of retirement, years of service and other factors.

Net periodic pension costs for the years ended March 31, 2006 and 2005 include the following components:

	Millions of Yen	
	2006	2005
Service cost — benefits earned during the year	**¥ 7,185**	¥ 7,143
Interest cost on projected benefit obligation	**4,862**	4,280
Expected return on plan assets	**(4,593)**	(4,070)
Amortization of unrecognized actuarial loss	**5,147**	6,565
Amortization of unrecognized prior service cost	**61**	(11)
Loss on settlements and curtailments	**1,430**	383
Net periodic pension cost	**¥ 14,092**	¥ 14,290

The reconciliation of beginning and ending balances of the projected benefit obligations and the fair value of the plan assets is as follows:

	Millions of Yen	
	2006	2005
Change in benefit obligations:		
Projected benefit obligations, beginning of year	**¥ 192,235**	¥ 194,794
Effect of the change in the reporting period of subsidiaries	**(2,107)**	—
Service cost	**7,185**	7,143
Interest cost	**4,862**	4,280
Actuarial (gain) loss	**1,618**	(9,992)
Plan amendments	**852**	231
Benefits paid	**(8,385)**	(7,122)
Settlements	**(1,035)**	(929)
Acquisitions and divestitures	**2,833**	3,919
Foreign currency translation adjustments	**513**	(89)
Projected benefit obligations, end of year	**198,571**	192,235
Change in plan assets:		
Fair value of plan assets, beginning of year	**185,617**	185,424
Effect of the change in the reporting period of subsidiaries	**(1,971)**	—
Actual return on plan assets	**30,533**	(4,127)
Employer contribution	**13,756**	8,600
Benefits paid from plan assets	**(7,097)**	(6,652)
Settlements	**(2,380)**	(514)
Acquisitions and divestitures	**1,598**	2,912
Foreign currency translation adjustments	**323**	(26)
Fair value of plan assets, end of year	**220,379**	185,617
Funded status	**21,808**	(6,618)
Unrecognized actuarial loss	**48,363**	78,310
Unrecognized prior service cost	**933**	116
Net amount recognized	**¥ 71,104**	¥ 71,808
Amounts recognized in the accompanying Consolidated Balance Sheets consist of:		
Other current assets and Prepaid expenses, non-current (Prepaid cost for retirement benefits)	**84,284**	83,590
Accrued pension and retirement benefits	**(13,180)**	(11,782)
Net amount recognized	**¥ 71,104**	¥ 71,808

The measurement dates used to determine the benefit obligations are mainly March 31 of each year.

The Company contributed certain marketable equity securities to an employee retirement benefit trust (the "Trust"). Those securities and cash held in this trust are qualified plan assets under SFAS No. 87, "Employers' Accounting for Pensions."

The Companies' funding policy is based on a number of factors including the tax deductibility of contributions, funded status, actuarial calculations and other considerations. Contributions are intended to provide not only for benefits attributable to service to date but also for those expected to be earned in the future. Also, the Company may contribute certain marketable equity securities, or cash to the Trust in order to maintain a sufficient level of funding at the end of fiscal year.

The asset allocations are as follows:

	2006 Actual allocation	2005 Actual allocation
Equity securities	56%	57%
Debt securities	30%	27%
Other*	14%	16%
Total	100%	100%

*Other mainly includes cash, alternative investments and life insurance company general accounts.

The Companies set investment policies, strategies and target allocation and oversees the investment allocation process, which includes selecting investment managers, commissioning periodic asset-liability studies, setting long-term strategic targets and monitoring asset allocations. The target allocations are guidelines, not limitations, and occasionally the Companies will approve an allocation above or below a target allocation.

The Companies' target allocation is 53% equity securities, 31% debt securities and 16% other.

Assumptions used for the years ended March 31, 2006 and 2005 in determining costs and the funded status information shown above are principally as follows:

Weighted average assumptions used to determine the net periodic benefit cost

	2006	2005
Discount rate	2.6%	2.2%
Expected long-term rate of return on plan assets	2.3%	2.2%
Rate of expectable salary increase	2.7%	2.7%

Weighted average assumptions used to determine the benefit obligations

	2006	2005
Discount rate	2.6%	2.6%
Rate of expectable salary increase	3.0%	2.7%

The Companies' expected long-term rate of return on plan assets assumption is derived from a detailed study that includes a review of the asset allocation strategy, anticipated future long-term performance of individual asset classes, risks and correlations for each of the asset classes that comprise the funds' asset mix.

The accumulated benefit obligations for the defined benefit plans of the Companies are as follows:

	Millions of Yen	
	2006	2005
Accumulated benefit obligations, end of year	**¥ 190,931**	¥ 185,052

The employer's contributions expected to be paid for the year ending March 31, 2007 are ¥11,092 million.

Benefits expected to be paid in the future are as follows:

Year ending March 31,	Millions of Yen
2007	**¥ 10,799**
2008	**10,477**
2009	**10,504**
2010	**10,685**
2011	**10,839**
2012 - 2016	**56,465**
Total	**¥ 109,769**

In addition to unfunded retirement benefit plans or funded pension plans, certain domestic subsidiaries and associated companies also participate in a multiemployer defined benefit pension plan, recognizing the required contributions for a period as net pension cost and recognizing any contributions due and unpaid as a liability. The total amount of the domestic subsidiaries' contributions to the plan for the years ended March 31, 2006 and 2005 were ¥ 1,972 million and ¥1,179 million, respectively.

17 SHAREHOLDERS' EQUITY

(1) Common Stock and Additional Paid-in Capital

Under the Code, at least 50% of the proceeds of certain issues of common shares, including exercise of warrants, shall be credited to the common stock account. The remainder of the proceeds shall be credited to the additional paid-in capital. The Code permits, upon approval of the Board of Directors, transfer of amounts from additional paid in capital to the common stock account. The Code permits, upon approval of the Board, the total issuing price could be credited to the additional paid-in capital, when the Company exchanges shares of the Company for shares of acquired entities.

As discussed in Note 6, the fair value of the Company shares transferred in accordance with Share Exchange Agreement related to Sumisho Auto Lease was credited to additional paid-in capital.

(2) Appropriated for Legal Reserve

The Code provides that at least 10% of all cash dividend payments and bonuses to directors, made as an appropriation of retained earnings applicable to each fiscal period, shall be appropriated as a legal reserve until an aggregate amount of additional paid-in capital and legal reserve equals 25% of common stock. The legal reserve may be used to eliminate or reduce a deficit, transferred to common stock, or transferred to retained earnings until an aggregate amount of additional paid-in capital and the legal reserve equals 25% of common stock, by resolution of the shareholders.

For the year ended March 31, 2006, there was an increase of ¥10 million in "Appropriated for legal reserve" in the accompanying Consolidated Balance Sheets as a result of the merger between the Company and Osaka Hokko Development Co., Ltd.

(3) Unappropriated Retained Earnings and Dividends

Retained earnings available for dividends under the Code is based on the amount recorded in the Company's general accounting records maintained in accordance with accounting principles generally accepted in Japan. The U.S. GAAP adjustments included in the accompanying consolidated financial statements but not recorded in the general accounting records, as explained under "Summary of Significant Accounting Policies" in Note 5, have no effect in determining retained earnings available for dividends under the Code.

The Code limits the amount of retained earnings available for dividends. Retained earnings of ¥177,211 million and ¥154,177 million, shown by the Company's accounting records as of March 31, 2006 and 2005, respectively, exclusive of the amount previously appropriated for legal reserve, were not restricted by the limitations under the Code.

The Code permits transfers, upon shareholder approval, of a portion of unappropriated retained earnings available for dividends to common stock without issuance of any shares.

Dividends are approved by the shareholders at the ordinary general meeting of shareholders held subsequent to the statutory fiscal period to which the dividends are payable to shareholders. Interim dividends are approved by the Board of Directors for the interim six-month period. Dividends are reported in the accompanying Consolidated Statements of Shareholders' Equity and Comprehensive Income when approved.

At the ordinary general meeting of shareholders held on June 23, 2006, the declaration of a cash dividend to shareholders of record as of March 31, 2006 of ¥14 per share, ¥17,496 million in total, was approved by the shareholders.

The Company does not expect the enforcement of the Company Law of Japan, which became effective on May 1, 2006, have a material impact in determining retained earnings available for dividends under the Company Law of Japan.

(4) Stock Option Plan

The Company has stock option plans for directors, executive officers of the Company, and corporate officers under the Company's qualification system. Under the plans, each stock option granted entitles the recipient to acquire 1,000 shares of common stock at an exercise price equal to the greater of (i) 105% of the average closing market price of the Company's common stock on the Tokyo Stock Exchange for the calendar month before the grant date (excluding days when there were no transactions), or (ii) the closing market price of the Company's common stock on the Tokyo Stock Exchange on the grant date (or the closing market price on the day immediately preceding such date, if there were no transactions on such date).

The options granted vested 100% at grant date. The options granted are exercisable starting April 1 of the fiscal year after the fiscal year in which they are granted. They are exercisable for four years and three months from that date. For the recognition of compensation expense related to the fixed price stock option plans for the years ended March 31, 2006 and 2005, see Note 5.

On June 24, 2005, the shareholders authorized the issue of new stock options up to 177,000 shares of common stock before the ordinary general meeting of shareholders to be held in 2006. Options for 177,000 shares were granted under this authorization. At the ordinary general meeting of shareholders held on June 23, 2006, the shareholders authorized an additional issue of new stock options for up to 189,000 shares of common stock.

At the ordinary general meeting of shareholders held on June 23, 2006, the shareholders also authorized an issue of new stock options for up to 150,000 shares of common stock based on a Stock-Linked compensation plan for directors and executive officers. Under the plan, each stock option granted entitles the recipient to acquire 1,000 shares of common stock at an exercise price equal to ¥1 per share.

The following table summarizes information about stock option activity for the years ended March 31, 2006 and 2005:

	2006		2005	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
		Yen		Yen
Outstanding, beginning of year	530,000	¥ 826	487,000	¥ 798
Granted	177,000	948	181,000	873
Exercised	218,000	714	48,000	738
Cancelled or expired	122,000	1,034	90,000	818
Outstanding, end of year	367,000	882	530,000	826
Options exercisable, end of year	191,000	¥ 821	357,000	¥ 803

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2006:

	Outstanding			Exercisable	
Exercisable price range	Number of shares	Weighted average exercise price	Weighted average remaining life	Number of shares	Weighted average exercise price
Yen		Yen			Yen
¥ 601 – 800	45,000	¥ 654	2.03	45,000	¥ 654
801 – 1,000	322,000	914	3.73	146,000	872
	367,000	¥ 882	3.52	191,000	¥ 821

18. OTHER COMPREHENSIVE INCOME (LOSS)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2006 and 2005 are as follows:

	2006	2005
		Millions of Yen
Net unrealized holding gains (losses) on securities available-for-sale:		
Balance, beginning of year	**¥ 98,651**	¥ 70,108
Adjustment for the year	**152,362**	28,543
Balance, end of year	**¥251,013**	¥ 98,651
Foreign currency translation adjustments:		
Balance, beginning of year	**¥ (80,141)**	¥ (80,896)
Adjustment for the year	**52,391**	755
Balance, end of year	**¥ (27,750)**	¥ (80,141)
Net unrealized gains (losses) on derivatives:		
Balance, beginning of year	**¥ (1,427)**	¥ (449)
Adjustment for the year	**(8,069)**	(978)
Balance, end of year	**¥ (9,496)**	¥ (1,427)
Total accumulated other comprehensive income (loss):		
Balance, beginning of year	**¥ 17,083**	¥ (11,237)
Adjustment for the year	**196,684**	28,320
Balance, end of year	**¥213,767**	¥ 17,083

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

2006:

	Millions of Yen		
	Pretax amount	Tax (expense) or benefit	Net-of-tax amount
Net unrealized holding gains on securities available-for-sale:			
Unrealized holding gains arising during the year	¥ 272,421	¥ (112,714)	¥ 159,707
Effect of the change in the reporting period of subsidiaries and associated companies	(48)	17	(31)
Reclassification adjustment for gains included in net income	(12,331)	5,017	(7,314)
Adjustment for the year	260,042	(107,680)	152,362
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	48,573	(3,300)	45,273
Effect of the change in the reporting period of subsidiaries and associated companies	6,423	(6)	6,417
Reclassification adjustment for losses included in net income	711	(10)	701
Adjustment for the year	55,707	(3,316)	52,391
Net unrealized losses on derivatives:			
Unrealized losses arising during the year	(14,780)	5,630	(9,150)
Effect of the change in the reporting period of subsidiaries and associated companies	246	(86)	160
Reclassification adjustment for losses included in net income	1,501	(580)	921
Adjustment for the year	(13,033)	4,964	(8,069)
Other comprehensive income	¥ 302,716	¥ (106,032)	¥ 196,684

2005:

	Millions of Yen		
	Pretax amount	Tax (expense) or benefit	Net-of-tax amount
Net unrealized holding gains on securities available-for-sale:			
Unrealized holding gains arising during the year	¥ 62,481	¥ (27,133)	¥ 35,348
Reclassification adjustment for gains included in net income	(11,762)	4,957	(6,805)
Adjustment for the year	50,719	(22,176)	28,543
Foreign currency translation adjustments:			
Aggregated adjustment for the year resulting from translation of foreign currency financial statements	708	(436)	272
Reclassification adjustment for losses included in net income	554	(71)	483
Adjustment for the year	1,262	(507)	755
Net unrealized losses on derivatives:			
Unrealized losses arising during the year	(2,460)	782	(1,678)
Effect of the change in the reporting period of subsidiaries and associated companies	78	(32)	46
Reclassification adjustment for losses included in net income	1,018	(364)	654
Adjustment for the year	(1,364)	386	(978)
Other comprehensive income	¥ 50,617	¥ (22,297)	¥ 28,320

19 DERIVATIVES AND HEDGING ACTIVITIES

Risk management policy

The Companies operate internationally, exposing them to the risk of changes in foreign exchange rates, interest rates and commodity prices. Derivative financial instruments are comprised principally of foreign exchange contracts, interest rate swaps and commodity future contracts utilized by the Company and certain of its subsidiaries to reduce these risks. The Companies assess foreign currency exchange rate risk, interest rate risk and commodity price risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. The Companies hold or issue

commodity derivatives for trading purposes. The Companies are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

The Companies operate internationally and are exposed to foreign currency risks related to purchasing, selling, financing and investing in currencies other than the local currencies in which the Companies operate. The Companies' strategy to manage foreign currency risks is to net foreign currency exposures on recognized assets, liabilities and unrecognized firm commitments by taking advantage of natural offsets, and purchase foreign exchange forward contracts and other contracts to preserve the economic value of cash flows in non-functional currencies.

Interest rate risk management

The Companies' exposure to the market risk of changes in interest rates relate primarily to its debt obligations. The fixed-rate debt obligations expose the Companies to variability in their fair values due to changes in interest rates. To manage the variability in fair values caused by interest rate changes, the Companies enter into interest rate swaps when it is determined to be appropriate based on market conditions. The interest rate swaps change the fixed-rate debt obligations to variable-rate debt obligations by entering into receive-fixed, pay-variable interest rate swaps. The hedging relationship between the interest rate swaps and the hedged debt obligations is highly effective in achieving offsetting changes in fair values resulting from interest rate risk.

Commodity price risk management

The Companies are exposed to price fluctuations of commodities used in their trading and other operating activities. To hedge the variability in commodity prices, the Companies enter into commodity futures, forwards and swaps contracts. These contracts relate principally to precious metals, nonferrous metals, crude oil and agricultural products.

Fair-value hedges

Fair-value hedges are hedges that eliminate the risk of changes in the fair values of assets and liabilities. The Companies use interest rate swaps to hedge the change of fair value on fixed rate borrowings used to fund assets earning interest at variable rates. Changes in the fair value of derivatives designated as fair-value hedges are recorded in earnings and are offset by corresponding changes in the fair value of the hedged item to the extent of hedge effectiveness.

Cash-flow hedges

Cash-flow hedges are hedges that use derivatives to offset the variability of expected future cash flows. The Companies use commodity future contracts to hedge the variability of cash flows related to forecasted transactions and interest rate swaps to hedge the variability of cash flows related to floating-rate borrowings. The Companies record changes in the fair value of derivative instruments in other comprehensive income (loss) as a separate component of shareholders' equity. Such amounts are released to earnings contemporaneously when the hedged item affects earnings. For the year ended March 31, 2006, net derivative losses of ¥921 million, net of related income tax benefit of ¥580 million, were reclassified into earnings. For the year ended March 31, 2005, net derivative losses of ¥654 million, net of related income tax benefit of ¥364 million, were likewise reclassified.

As of March 31, 2006, the amount that was expected to be reclassified into earnings, net of the related tax benefit, within the next fiscal year was ¥7,045 million.

Hedge of the net investment in foreign operations

The Companies use currency swaps to hedge the foreign currency risk of the net investments in foreign operations. The Companies recorded changes in fair values of hedging instruments in foreign currency translation adjustments within other comprehensive income (loss) as a separate component of shareholders' equity to the extent of hedge effectiveness. For the year ended March 31, 2006, net derivative gains of ¥22 million, was included in foreign currency translation adjustments.

Derivatives not designated as hedges

SFAS No. 133 specifies criteria that must be met in order to apply hedge accounting. For example, hedge accounting is not permitted for hedged items that are remeasured with the changes in fair-value attributable to the hedged risk reported currently in earnings. The Companies use derivatives to hedge exposures when it makes economic sense to do so, including circumstances in which the hedging relationship does not qualify for hedge accounting.

The Companies use foreign exchange forward contracts to economically hedge the fluctuations of foreign exchange rates on foreign currency assets, liabilities and unrecognized firm commitments. The Companies also enter into commodity forwards, futures and swap contracts to economically hedge their inventories and unrecognized firm commitments against market price fluctuations. Certain commodity derivatives are entered into for trading purposes in extent of an approval of the management. These derivatives do not qualify for hedge accounting and any changes in their fair value are recognized to earnings.

Earnings effects of derivatives

For the years ended March 31, 2006 and 2005, the amount of hedge ineffectiveness recognized on fair-value hedges was losses of ¥1 million and gains of ¥3 million, respectively. There were no gains or losses excluded from the assessment of hedge effectiveness for the years ended March 31, 2006 and 2005.

In the context of hedging relationships, "Effectiveness" refers to the degree of achieving offsetting changes in fair value or offsetting the variability in cash flows attributable to the risk being hedged.

Management continuously assesses effectiveness of these derivative transactions and market risks surrounding these transactions to formulate the Companies' policy regarding derivative transactions.

20 FINANCIAL INSTRUMENTS

In accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the Companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the Companies' financial instruments, and, therefore, fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques as deemed appropriate.

Cash, Cash Equivalents, Short-Term Investments, Accounts Receivable, Accounts Payable and Note Payable

The carrying amount approximates fair value of these instruments because of their short-term maturities.

Marketable Securities and Other Investments

The fair values of marketable securities are estimated using quoted market prices. Other investments include investments in common stock of non-traded and unaffiliated companies such as customers and suppliers, and investments in non-listed preferred stock of certain financial institutions. It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost (see Note 8).

Non-Current Trade Receivables and Advances to Associated Companies

The fair values of non-current trade receivables including long-term loans receivable, except for loans with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts

receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities.

Long-Term Debt

The fair values of long-term debt, except for debt with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

Guarantee of Third Party Debt

As a result of the adoption of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), the fair values of financial guarantees are estimated based on the premiums received or receivables by guarantors in an arm's length transactions with unrelated parties (see Note 25).

Interest Rate Swaps, Currency Swap Agreements and Currency Option Contracts

The fair values of interest rate swaps, currency swap agreements and currency option contracts are estimated by obtaining quotes from brokers and other appropriate valuation techniques based on information available to the Companies.

Foreign Exchange Forward Contracts

The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

Interest Rate Future Contracts and Bond Future Contracts

The fair values of interest rate future contracts and bond future contracts are estimated using quoted market prices.

The estimated fair values of certain financial instruments and derivative financial instruments as of March 31, 2006 and 2005 were as follows:

As of March 31, 2006:	Millions of Yen Notional amount	Carrying amount	Fair value
Financial Assets:			
Non-current trade receivables and advances to associated companies, less allowance for doubtful receivables	¥ —	¥ 705,826	¥ 711,427
Financial Liabilities:			
Long-term debt, including current maturities	—	2,875,715	2,876,716
Derivative Financial Instruments (Assets):			
Interest rate swaps	62,226	604	604
Interest rate future contracts	19,880	20	20
Currency swap agreements, and currency options	196,416	1,472	1,472
Foreign exchange forward contracts	622,229	9,224	9,224
Bond future contracts	520	4	4
Derivative Financial Instruments (Liabilities):			
Interest rate swaps	966,589	18,367	18,367
Interest rate future contracts	50,259	11	11
Currency swap agreements, and currency options	163,986	8,868	8,868
Foreign exchange forward contracts	291,766	2,253	2,253
Bond future contracts	46,548	301	301

As of March 31, 2005:	Millions of Yen Notional amount	Carrying amount	Fair value
Financial Assets:			
Non-current trade receivables and advances to associated companies, less allowance for doubtful receivables	¥ —	¥ 669,716	¥ 674,267
Financial Liabilities:			
Long-term debt, including current maturities	—	2,652,185	2,664,913
Derivative Financial Instruments (Assets):			
Interest rate swaps	819,758	32,467	32,467
Currency swap agreements, and currency options	129,197	7,995	7,995
Foreign exchange forward contracts	100,874	1,490	1,490
Derivative Financial Instruments (Liabilities):			
Interest rate swaps	125,821	298	298
Currency swap agreements, and currency options	38,683	1,870	1,870
Foreign exchange forward contracts	410,412	7,173	7,173

The Companies' global operation in a variety of businesses with diverse customers and suppliers reduces concentrations of credit risks. The Companies deal with selected international financial institutions, with a certain credit rating or higher from the international statistical credit rating agency, in order to mitigate the credit risk exposure of derivatives with off-balance-sheet risk. Credit risk represents the possibility that the counterparties may be unable to perform under the terms of the agreements. Management does not expect any material losses as a result of counterparty default on financial instruments. Credit risk is managed through the credit line approved by management and by monitoring the counterparties periodically. The Companies require collateral to the extent considered necessary. There was no major customer comprising more than 10% of the sales transactions with the Companies for the years ended March 31, 2006 and 2005.

21 NET INCOME PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations for the years ended March 31, 2006 and 2005 is as follows:

	Millions of Yen	
Income (Numerator)	2006	2005
Net income-basic	¥ 160,237	¥ 85,073
Effect of dilutive securities	-	-
Net income-diluted	¥ 160,237	¥ 85,073

	Number of shares	
Shares (Denominator)	2006	2005
Weighted-average shares-basic	1,230,871,223	1,168,142,925
Dilutive effect of stock options	110,759	54,334
Weighted-average shares-diluted	1,230,981,982	1,168,197,259

	Yen	
Net income per share:	2006	2005
Basic	¥ 130.18	¥ 72.83
Diluted	130.17	72.82

22 SEGMENT INFORMATION

The Companies conduct business through the nine industry-based business segments as described in Note 4 and two sets of regional operations; domestic and overseas described as follows.

Domestic Regional Business Units and Offices—Domestic Regional Business Units and Offices segment conducts domestic regional operations in three regional business units, focused in the Kansai, Chubu and Kyushu-Okinawa regions, and two other regional offices. This region-focused operation conducts business activities in all industry sectors based on their specialized knowledge of the region. The region-focused operation also works together on certain projects with the industry-based business segments in order to develop products and services that are more focused on that particular region.

Overseas Subsidiaries and Branches—The Overseas Subsidiaries and Branches segment includes

subsidiaries, branches located throughout the world and representative offices in China, with the largest operations in the Americas, Europe, China, and South East Asia. This region-focused operation conducts business activities in all industry sectors based on their specialized knowledge of the region. The region-focused operation also works together on certain projects with the industry-based business segments in order to develop products and services that are more focused on that particular region.

Each business segment operates with a degree of autonomy in pursuing strategic goals, managing operations and ensuring accountability. Each business segment also has its own planning and administration department and separate financial reporting. The reportable segments are organized based on the nature of products and services provided and on certain specific domestic and overseas region that oversee the business activities of all business in those regions. Segment financial information is evaluated regularly by the chief operating decision maker in order to assess performance and determine the allocation of resources.

Information by operating segment for the years ended March 31, 2006 and 2005 are summarized as follows:

2006:

	Millions of Yen				
Segment	Revenues	Gross profit	Net income	Assets	Total trading transactions*
Metal Products	¥ 345,350	¥ 65,396	¥ 18,888	¥ 662,844	¥ 1,466,038
Transportation & Construction Systems	703,360	127,544	19,800	1,037,044	1,682,400
Machinery & Electric	111,617	29,329	8,038	475,384	1,165,440
Media, Electronics & Network	92,465	47,245	14,891	441,711	456,954
Chemical	80,301	35,483	5,409	243,216	612,551
Mineral Resources & Energy	129,543	48,672	22,915	618,169	1,657,622
Consumer Goods & Service	350,089	98,550	14,878	367,984	776,339
Materials & Real Estate	168,685	56,230	12,416	587,683	453,084
Financial & Logistics	123,760	24,950	6,178	470,771	162,040
Domestic Regional Business Units and Offices	75,474	41,089	5,343	424,773	1,157,840
Overseas Subsidiaries and Branches	450,093	141,632	28,182	1,054,635	1,801,619
Segment Total	2,630,737	716,120	156,938	6,384,214	11,391,927
Corporate and Eliminations	(49,326)	(9,473)	3,299	327,680	(1,055,662)
Consolidated	¥ 2,581,411	¥ 706,647	¥ 160,237	¥ 6,711,894	¥ 10,336,265

2005:

Segment	Revenues	Gross profit	Net income	Assets	Total trading transactions*
	Millions of Yen				
Metal Products	¥ 238,037	¥ 49,904	¥ 13,294	¥ 472,640	¥ 1,096,556
Transportation & Construction Systems	623,313	113,263	13,500	871,470	1,571,179
Machinery & Electric	124,204	32,176	3,836	457,367	1,462,786
Media, Electronics & Network	83,789	44,089	24,846	374,977	448,783
Chemical	57,952	23,498	4,669	217,234	525,677
Mineral Resources & Energy	82,294	35,155	14,881	497,078	1,732,578
Consumer Goods & Service	327,525	98,922	4,601	325,102	776,920
Materials & Real Estate	134,053	38,672	(8,441)	606,132	385,440
Financial & Logistics	108,341	17,043	2,768	232,792	134,205
Domestic Regional Business Units and Offices	66,274	41,222	4,701	396,207	1,070,653
Overseas Subsidiaries and Branches	221,373	78,133	22,435	625,377	1,318,628
Segment Total	2,067,155	577,077	101,090	5,076,376	10,523,405
Corporate and Eliminations	(17,856)	(13,947)	(16,017)	456,751	(624,807)
Consolidated	¥ 2,049,299	¥ 563,130	¥ 85,073	¥ 5,533,127	¥ 9,898,598

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

Transfers between segments are made at arm's-length prices.

*Total trading transactions represents the gross transaction volume of trading activities, or the nominal aggregate value of the transactions for which the Companies act as principal or as agent. Total trading transactions is a measure commonly used by Japanese trading companies. It is not to be construed as equivalent to, or a substitute for, sales or revenues under U.S. GAAP.

Geographic information:

2006:

	Revenues	Long-lived assets
	Millions of Yen	
Japan	¥ 1,308,055	¥ 673,578
Asia	195,007	30,767
North America:		
U.S.	533,309	250,740
Other	122,953	16,623
Europe	296,228	122,229
Other	125,859	79,540
Total	¥ 2,581,411	¥ 1,173,477

2005:

	Revenues	Long-lived assets
	Millions of Yen	
Japan	¥ 1,182,592	¥ 646,031
Asia	144,541	23,041
North America:		
U.S.	267,088	82,667
Other	90,473	12,868
Europe	249,233	101,906
Other	115,372	62,284
Total	¥ 2,049,299	¥ 928,797

23 FOREIGN EXCHANGE GAINS AND LOSSES

Transaction gains and losses resulting from translating assets and liabilities denominated in a currency other than the functional currency of the reporting entity or from settling such items are included in earnings as they arise. Net foreign currency transaction losses of ¥6,945 million and gains of ¥2,097 million were included in the determination of net income for the years ended March 31, 2006 and 2005, respectively.

24 LEASES

As Lessor

The Companies lease vehicles, vessels, service equipment, and others under arrangements which are classified as direct financing leases under SFAS No. 13, "Accounting for Leases."

Net investments in direct financing leases at March 31, 2006 and 2005, included in "Receivables—trade" and "Long-term receivables" in the accompanying Consolidated Balance Sheets, are as follows:

	Millions of Yen	
	2006	2005
Future minimum lease payments	**¥ 204,349**	¥ 197,843
Unguaranteed residual value	**5,594**	4,953
Less: unearned income	**(23,263)**	(23,143)
Net investments	**¥ 186,680**	¥ 179,653

The Companies also lease aircraft, office buildings and other industrial properties and equipment to third parties under cancelable and non-cancelable operating leases. As of March 31, 2006 and 2005, the cost of the leased property was ¥522,399 million and ¥500,096 million, respectively, and the accumulated depreciation of that was ¥185,931 million and ¥177,792 million, respectively, and these are included in "Property and equipment" and "Goodwill and other intangible assets" (see Notes 12 and 13).

Future minimum lease payments to be received as of March 31, 2006 are as follows:

Year ending March 31,	Millions of Yen		
	Direct financing leases	Operating leases	Total
2007	¥ 62,488	¥ 54,950	¥ 117,438
2008	51,174	41,247	92,421
2009	36,636	28,813	65,449
2010	25,356	21,553	46,909
2011	12,636	15,399	28,035
2012 and thereafter	16,059	24,523	40,582
Total	¥ 204,349	¥ 186,485	¥ 390,834

As Lessee.

For the year ended March 31, 2006, the companies sold the corporate headquarter building (Harumi Triton Square Office Tower Y) for ¥86,000 million and leased back for a period of ten years. The lease was classified as an operating lease and the gain equivalent to the present value of the future minimum lease payment resulting from the sale-leaseback transaction was deferred and is recognized over the lease payment.

The Companies lease office space and certain other assets under cancelable and non-cancelable operating leases. Total rental expenses under such cancelable and non-cancelable leases for the years ended March 31, 2006 and 2005 were ¥38,966 million and ¥28,022 million, respectively. Certain lease contracts for equipment are classified as capital leases in conformity with SFAS No. 13 and are capitalized on the accompanying Consolidated Balance Sheets and included in "Property and equipment" (see Note 12).

As of March 31, 2006, the future minimum lease payments under capital lease and non-cancelable operating leases are as follows:

Year ending March 31,	Capital leases	Non-cancelable operating leases	Total
	Millions of Yen		
2007	¥ 20,481	¥ 40,595	¥ 61,076
2008	17,273	39,049	56,322
2009	13,696	33,596	47,292
2010	10,142	31,192	41,334
2011	6,146	28,595	34,741
2012 and thereafter	7,060	200,733	207,793
	74,798	373,760	448,558
Less: amount representing interest	(6,931)		
	¥ 67,867		

25 COMMITMENTS AND CONTINGENT LIABILITIES

(1) Commitments

The Companies customarily enter into long-term purchase commitments for certain items, principally ocean transport vessels and industry materials, either at fixed prices or at basic purchase prices adjustable to market. Such purchase commitments are in most instances matched with counter-party sales contracts. Long-term purchase contracts at fixed prices or at basic purchase prices adjustable to market amounted to ¥639,443 million as of March 31, 2006. Scheduled deliveries are at various dates through 2012.

The Companies also had long-term financing commitments of ¥21,005 million as of March 31, 2006 for loans and investments in equity capital.

(2) Guarantees

The Companies enter into various guarantee agreements. These agreements arise in transactions related to enhancing the credit standings of associated companies, suppliers, buyers and employees, and residual values on operating leases.

FIN 45 requires that the Companies recognize the fair value of guarantee and indemnification arrangements issued or modified after December 31, 2002, if these arrangements are within the scope of the Interpretation. The carrying amounts of the liabilities recognized for the Companies' obligations as a guarantor under those guarantees as of March 31, 2006 were insignificant.

The following table provides the undiscounted maximum amount of potential future payments for each major group of guarantees:

As of March 31, 2006:	Millions of Yen
Discounted trade notes receivable with banks	¥ 41,691
Guarantees of indebtedness:	
Associated companies	35,041
Third parties	37,174
Employees	4,692
Residual value guarantees	13,300
Total	¥ 131,898

(i) Discounted Trade Notes Receivable with Banks

The Companies are contingently liable for trade notes receivable sold to banks on a discounted basis with recourse to the Companies. These notes arise mainly from export transactions and mature through 2007. If an issuer of a note defaults on its payment, the Companies would be required to pay the banks for any loss. ¥31,503 million of discounted trade notes receivable outstanding as of March 31, 2006 was covered by letters of credit, whereby other banks would be required to pay for any defaults by the issuers of the notes. The Companies provided an allowance for losses of ¥72 million as of March 31, 2006 in "Other current liabilities" in the accompanying Consolidated Balance Sheets for estimated losses on the discounted trade notes receivable.

(ii) Guarantees of Indebtedness for Associated Companies

The Companies provide guarantees on certain of their associated companies' borrowings from banks, payables to suppliers and other indebtedness. These guarantees mature through 2021. Guarantees with third party guarantee aggregated ¥726 million as of March 31, 2006. The Companies would be obligated to reimburse the banks for losses, if any, if a borrower defaults on a guaranteed loan.

(iii) Guarantees of Indebtedness for Third Parties

The Companies also provide guarantees of indebtedness for third parties. These guarantees are arranged mainly with suppliers and customers and mature through 2015. The Companies must pay if a guaranteed party defaults on a guaranteed indebtedness. Guarantees with third party guarantee aggregated ¥1,340 million as of March 31, 2006. Certain of these guarantees are also collateralized by borrower assets.

(iv) Guarantees of Indebtedness for Employees

The Companies offer guarantees to banks for housing loans of employees as employee benefit. The maximum maturity of the guarantees is 25 years. The Companies would be obligated to reimburse the bank for losses, if any, if the employee defaults on a guaranteed loan. These guarantees are collateralized by the housing units related to the loans.

(v) Residual Value Guarantees

The Companies also provide residual value guarantees to owners of transportation equipment leased by third parties under operating leases to compensate for the gap between fixed prices and actual disposal proceeds on dates specified in these contracts. These specified dates ranged from years 2012 to 2015 as of March 31, 2006. If the actual disposal amount of the equipment is less than the guaranteed value on the specified date, the Companies will be required to compensate for the shortfall so long as obligations by the lessee under the contract are satisfied. The current estimated future values of such transportation equipment are higher than the guaranteed values, and, accordingly, no allowance has been provided as of March 31, 2006.

Management does not anticipate incurring losses on the above commitments and guarantees in excess of established allowances.

(3) Litigation

(i) Copper Trading Litigation

As for the status of a variety of litigation resulting from unauthorized copper trading by a former employee of the Company which was discovered in June 1996, the Company reached a settlement with the plaintiff of a class action suit in Canada in which the Company is involved as a defendant in December 2005 and a Canadian court approved the settlement on June 19, 2006. As for one individual lawsuit in the U.S., on February 6, 2006, the Court of Appeals for the Seventh Circuit affirmed the decision by the Wisconsin federal court, which granted the motion to dismiss the case, and this decision became final and conclusive as of May 9, 2006 as the plaintiff made no further appeals to the Supreme Court.

Settlement paid and related attorney fees incurred for the year ended March 31, 2006 were included in "Settlements on copper trading litigation" in the accompanying Consolidated Statements of Income.

The Company and UBS AG (headquarters: Switzerland) reached a settlement of a lawsuit filed by the Company against UBS AG in relation to the illicit copper trading by a former employee of the Company in the Tokyo High Court on April 7, 2006. Under the settlement, UBS AG, without any admission of wrongdoing or unlawful act, paid the Company the full amount of ¥10 billion on April 27, 2006, which will be recognized in the year ending March 31, 2007.

All litigation resulting from the unauthorized copper trading in which the Company was involved as a party other than the litigation mentioned above had been resolved by March 31, 2005.

(ii) Other Litigation

In addition to the situation described in the preceding paragraph (i), the Companies are also involved

in certain legal actions and claims incidental to its business. In the opinion of management, none of these actions or claims will have a material adverse effect on the financial position on result of operations of the Companies.

(V) [Supplementary Information]

[Details of Bonds Issued]

Please see Note 14 in the Notes to the Consolidated Financial Statements.

[Details of Borrowings]

Please see Note 14 in the Notes to the Consolidated Financial Statements.

3 [Non-Corporation Organization]

N/A

4 [Individual]

N/A

III [Breakdown of Share Certificates, etc. Owned and/or Traded by the Tender Offeror and Specially Related Parties]

1 [Breakdown of Share Certificates, etc. as of the Date Hereof]

(1) [Total Number of Ownership of Share Certificates, etc. by the Tender Offeror and/or Specially Related Parties]

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	16,016,978 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	79,100	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	16,096,078	-	-
Total Number of Share Certificates, etc. Owned	16,016,978	-	-
(Total Number of Latent Share Certificates, etc.)	(79,100)	-	-

(2) [Total Number of Ownership of Share Certificates, etc. by the Tender Offeror]

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	15,714,003 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	-	-	-
Certificates of Bond with Rights	-	-	-

to Acquire Shares			
Depositary Receipts for Shares, etc.	-	-	-
Total	15,714,003	-	-
Total Number of Share Certificates, etc. Owned	15,714,003	-	-
(Total Number of Latent Share Certificates, etc.)	(-)	-	-

(3) [Total Number of Ownership of Share Certificates, etc. Owned by All Specially Related Parties]

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	302,975 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	79,100	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	382,075	-	-
Total Number of Share Certificates, etc. Owned	302,975	-	-
(Total Number of Latent Share Certificates, etc.)	(79,100)	-	-

(4) [Breakdown of Share Certificates, etc. Owned by Each of All Specially Related Parties]

(i) [Description of Each of Specially Related Parties which Owns Share Certificates, etc.]

Name	Sumisho Lease Co., Ltd.
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Leasing
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	The Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Hideki Yamane
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Representative Director, President & CEO
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Tadahiko Mizukami
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Representative Director, Executive Vice President
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Minoru Tanaka
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Representative Director, Senior Managing Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror.

Name	Norihisa Kodera
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Representative Director, Senior Managing Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Koichi Kaneko
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Senior Managing Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Takashi Okamoto
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Director, Managing Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Hakobu Kojima
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Director, Managing Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Hisao Hokiguchi
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Director, Managing Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Yoshikatsu Shimizu
Address	4-5-33, Kitahama, Chuo-ku, Osaka

Occupation/Business Description	Director, Managing Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Fumio Teshima
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Director, Managing Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Seisaku Asahara
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Masafumi Numoto
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Executive Officer
Contact Number	Makoto Nakamura,

	General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Masatoshi Inada
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Kenji Sakata
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Masanori Matsubayashi
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Executive Officer
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation

	1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Yasuo Nushibara
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Standing Corporate Auditor
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	Shinichi Hori
Address	4-5-33, Kitahama, Chuo-ku, Osaka
Occupation/Business Description	Corporate Auditor
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of the Target Company, which is a special capital related affiliate of the Tender Offeror

Name	The Shinko Sugar Co., Ltd.
Address	6-8-19, Imafuku-nishi, Jyoto-ku, Osaka
Occupation/Business Description	Sugar Refining
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)

Relationship to the Tender Offeror	Special capital related affiliate of the Tender Offeror

Name	Takahiro Tanimoto
Address	2270 Hirai, Kashima, Ibaraki (address of Kanpoo Steel Kogyo Kabushiki Kaisha)
Occupation/Business Description	Representative Director, Kanpoo Steel Kogyo Kabushiki Kaisha
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of a special capital related affiliate of the Tender Offeror

Name	Shigeki Sato
Address	3-24-1, Kanda-nishiki-cho, Chiyoda-ku, Tokyo (address of Sumitex Company Limited)
Occupation/Business Description	Corporate Auditor, Sumitex Company Limited
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of a special capital related affiliate of the Tender Offeror

Name	Susumu Fukada
Address	1-8-12, Harumi, Chuo-ku, Tokyo (address of Summit Agro International Ltd.)
Occupation/Business Description	Director, Summit Agro International Ltd.
Contact Number	Makoto Nakamura, General Manager, Finance Department

	Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of a special capital related affiliate of the Tender Offeror

Name	Masaru Aoyagi
Address	1-11-16, Nishi-nakajima, Yodogawa-ku, Osaka (address of Summit Showa Aluminum Ltd.)
Occupation/Business Description	Representative Director, President, Summit Showa Aluminum Ltd.
Contact Number	Makoto Nakamura, General Manager, Finance Department Sumitomo Corporation 1-8-11 Harumi, Chuo-ku, Tokyo (Contact No.: (03) 5166 – 5000)
Relationship to the Tender Offeror	Officer of a special capital related affiliate of the Tender Offeror

(ii) [Number of Share Certificates, etc. Owned by Each of Specially Related Parties]

Sumisho Lease Co., Ltd.

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	183,627 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	-	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	183,627	-	-
Total Number of Share Certificates, etc. Owned	183,627	-	-
(Total Number of Latent Share Certificates, etc.)	(-)	-	-

Hideki Yamane

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	7,977 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	11,000	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-

Total	18,977	-	-
Total Number of Share Certificates, etc. Owned	7,977	-	-
(Total Number of Latent Share Certificates, etc.)	(11,000)	-	-

(Note) Among the Number of Share Certificates, 577 shares held by the director ownership association are included (rounded down to the next whole number).

Tadahiko Mizukami

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	28 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	-	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	28	-	-
Total Number of Share Certificates, etc. Owned	28	-	-
(Total Number of Latent Share Certificates, etc.)	(-)	-	-

(Note) Among the Number of Share Certificates, 28 shares held by the director ownership association are included (rounded down to the next whole number).

Minoru Tanaka

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order

Share Certificates	4,148 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	7,000	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	11,148	-	-
Total Number of Share Certificates, etc. Owned	4,148	-	-
(Total Number of Latent Share Certificates, etc.)	(7,000)	-	-

(Note) Among the Number of Share Certificates, 248 shares held by the director ownership association are included (rounded down to the next whole number).

Norihisa Kodera

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	12,802 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	6,000	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	18,802	-	-
Total Number of Share Certificates, etc. Owned	12,802	-	-
(Total Number of Latent Share Certificates, etc.)	(6,000)	-	-

(Note) Among the Number of Share Certificates, 97 shares held by the director ownership

association are included (rounded down to the next whole number).

Koichi Kaneko

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	6,826 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	6,100	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	12,926	-	-
Total Number of Share Certificates, etc. Owned	6,826	-	-
(Total Number of Latent Share Certificates, etc.)	(6,100)	-	-

(Note) Among the Number of Share Certificates, 326 shares held by the director ownership association are included (rounded down to the next whole number).

Takashi Okamoto

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	3,265 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	6,000	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-

Depositary Receipts for Shares, etc.	-	-	-
Total	9,265	-	-
Total Number of Share Certificates, etc. Owned	3,265	-	-
(Total Number of Latent Share Certificates, etc.)	(6,000)	-	-

(Note) Among the Number of Share Certificates, 65 shares held by the director ownership association are included (rounded down to the next whole number).

Hakobu Kojima

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	7,178 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	5,500	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	12,678	-	-
Total Number of Share Certificates, etc. Owned	7,178	-	-
(Total Number of Latent Share Certificates, etc.)	(5,500)	-	-

(Note) Among the Number of Share Certificates, 78 shares held by the director ownership association are included (rounded down to the next whole number).

Hisao Hokiguchi

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3,	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3,

		Item 2 of the Enforcement Order	Item 3 of the Enforcement Order
Share Certificates	1,000 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	5,000	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	6,000	-	-
Total Number of Share Certificates, etc. Owned	1,000	-	-
(Total Number of Latent Share Certificates, etc.)	(5,000)	-	-

Yoshikatsu Shimizu

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	5,795 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	5,000	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	10,795	-	-
Total Number of Share Certificates, etc. Owned	5,795	-	-
(Total Number of Latent Share Certificates, etc.)	(5,000)	-	-

(Note) Among the Number of Share Certificates, 95 shares held by the director ownership

association are included (rounded down to the next whole number).

Fumio Teshima

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	4,221 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	5,000	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	9,221	-	-
Total Number of Share Certificates, etc. Owned	4,221	-	-
(Total Number of Latent Share Certificates, etc.)	(5,000)	-	-

(Note) Among the Number of Share Certificates, 321 shares held by the director ownership association are included (rounded down to the next whole number).

Seisaku Asahara

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	5,702 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	5,000	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-

Depositary Receipts for Shares, etc.	-	-	-
Total	10,702	-	-
Total Number of Share Certificates, etc. Owned	5,702	-	-
(Total Number of Latent Share Certificates, etc.)	(5,000)	-	-

(Note) Among the Number of Share Certificates, 91 shares held by the director ownership association are included (rounded down to the next whole number).

Masafumi Numoto

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	5,991 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	2,500	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	8,491	-	-
Total Number of Share Certificates, etc. Owned	5,991	-	-
(Total Number of Latent Share Certificates, etc.)	(2,500)	-	-

(Note) Among the Number of Share Certificates, 91 shares held by the director ownership association are included (rounded down to the next whole number).

Masatoshi Inada

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3,	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3,

		Item 2 of the Enforcement Order	Item 3 of the Enforcement Order
Share Certificates	2,741 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	4,500	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	7,241	-	-
Total Number of Share Certificates, etc. Owned	2,741	-	-
(Total Number of Latent Share Certificates, etc.)	(4,500)	-	-

(Note) Among the Number of Share Certificates, 141 shares held by the director ownership association are included (rounded down to the next whole number).

Kenji Sakata

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	2,972 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	4,500	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	7,472	-	-
Total Number of Share Certificates, etc. Owned	2,972	-	-

(Total Number of Latent Share Certificates, etc.)	(4,500)	-	-

(Note) Among the Number of Share Certificates, 141 shares held by the director ownership association are included (rounded down to the next whole number).

Masanori Matsubayashi

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	4,038 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	4,000	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	8,038	-	-
Total Number of Share Certificates, etc. Owned	4,038	-	-
(Total Number of Latent Share Certificates, etc.)	(4,000)	-	-

(Note) Among the Number of Share Certificates, 28 shares held by the director ownership association are included (rounded down to the next whole number).

Yasuo Nushibara

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	4,173 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to	-	-	-

Acquire Shares			
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	4,173	-	-
Total Number of Share Certificates, etc. Owned	4,173	-	-
(Total Number of Latent Share Certificates, etc.)	(-)	-	-

(Note) Among the Number of Share Certificates, 173 shares held by the director ownership association are included (rounded down to the next whole number).

Shinichi Hori

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	4,291 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	-	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	4,291	-	-
Total Number of Share Certificates, etc. Owned	4,291	-	-
(Total Number of Latent Share Certificates, etc.)	(-)	-	-

(Note) Among the Number of Share Certificates, 91 shares held by the director ownership association are included (rounded down to the next whole number).

The Shinko Sugar Co., Ltd.

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	25,300 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	-	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	25,300	-	-
Total Number of Share Certificates, etc. Owned	25,300	-	-
(Total Number of Latent Share Certificates, etc.)	(-)	-	-

Takahiro Tanimoto

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	5,500 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	-	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	5,500	-	-
Total Number of Share Certificates, etc. Owned	5,500	-	-

(Total Number of Latent Share Certificates, etc.)	(-)	-	-

Shigeki Sato

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	4,800 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	2,000	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	6,800	-	-
Total Number of Share Certificates, etc. Owned	4,800	-	-
(Total Number of Latent Share Certificates, etc.)	(2,000)	-	-

Susumu Fukada

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	400 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	-	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares,	-	-	-

etc.			
Total	400	-	-
Total Number of Share Certificates, etc. Owned	400	-	-
(Total Number of Latent Share Certificates, etc.)	(-)	-	-

Masaru Aoyagi

	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Enforcement Order	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Enforcement Order
Share Certificates	200 shares	-	
Warrant Instrument	-	-	-
Certificates with Rights to Acquire Shares	-	-	-
Certificates of Bond with Rights to Acquire Shares	-	-	-
Depositary Receipts for Shares, etc.	-	-	-
Total	200	-	-
Total Number of Share Certificates, etc. Owned	200	-	-
(Total Number of Latent Share Certificates, etc.)	(-)	-	-

2 [Trading of Share Certificates, etc.] (during 60 days before the date hereof)

N/A

3 [Material Contracts Concerning Share Certificates, etc.]

N/A

4 [Contract of Purchases, etc. of Share Certificates, etc. on and after the Date Hereof]

N/A

The Target Company may purchase its own shares during the Tender Offer Period from any shareholder who exercises the right in relation to shares constituting less than a whole unit pursuant to the Company Law of Japan. In that case, the Target Company intends to make such purchase at the market price.

IV [Transactions between the Tender Offeror and the Target Company]

1 [Transactions between the Tender Offeror and the Target Company or Its Directors and Officers, and Details Thereof]

The Tender Offeror sells lease equipments to the Target Company, and the Target Company leases office equipments, etc. to the Tender Offeror. There is no material transaction between the Tender Offeror and the Directors/the Corporate Auditors of the Target Company. The transactions between the Tender Offeror and the Target Company are summarized as follows:

	Fiscal Year Ended March 31, 2004	Fiscal Year Ended March 31, 2005	Fiscal Year Ended March 31, 2006
Sales to the Target Company (Yen in Millions)	5,177	9,341	5,965
Lease Payment to the Target Company (Yen in Millions)	1,573	1,616	1,604

2 [Agreements between the Tender Offeror and the Target Company or Its Directors and Officers, and Details Thereof]

The Board of Directors of the Target Company adopted a resolution to endorse the Tender Offer at the meeting of the Board of Directors held on October 13, 2006.

In case the Company is unable to acquire all the outstanding shares of the Target Company (excluding the shares of the Target Company already held by the Company and the treasury shares held by the Target Company) through the Tender Offer in order to make the Target Company its wholly owned subsidiary, the Company plans to implement an exchange of shares (*kabushiki kokan*) for cash consideration for the shares of the Target Company. The Target Company plans to merge with SMBC Leasing after the Target Company becomes a wholly owned subsidiary of the Company.

V [Description of the Target Company]

1 [Profit & Losses, etc. for the Most Recent Three Years]

(1) [Profit & Losses] (unit: Yen in Millions)

	Fiscal Year Ended March 31, 2004 (42nd Term)	Fiscal Year Ended March 31, 2005 (43rd Term)	Fiscal Year Ended March 31, 2006 (44th Term)
Net sales	345,062	356,173	375,125
Cost of sales	317,265	326,285	342,831
SG& A	12,547	11,644	10,861
Non-operating income	532	619	857
Non-operating expenses	371	122	125
Net Profit	8,950	11,129	13,276

(2) [Per Share Information] (unit: Yen)

	Fiscal Year Ended March 31, 2004 (42nd Term)	Fiscal Year Ended March 31, 2005 (43rd Term)	Fiscal Year Ended March 31, 2006 (44th Term)
Net profit per share	205.56	255.93	305.44
Annual dividend per share	24	30	40
Net assets per share	1,622.43	1,837.74	2,463.57

(Note 1) "Net assets per share" and "Net profit per share" are calculated in accordance with "Accounting Principles on Net Profit Per Share" (Item 2 in "Accounting Principles") and "Accounting Principle Application Guidelines on Net Profit Per Share" (Item 4 in "Accounting Principle Application Guidelines").

(Note 2) The above-described information, including Note 1, is based on the Annual Securities Reports filed by the Target Company on June 22, 2004, June 22, 2005, and June 22, 2006, respectively.

2 [Share Price Information]

Names of Stock Exchange or Securities Dealers Association		The Tokyo Stock Exchange, Inc. (First Section)						
Month		4/2006	5/2006	6/2006	7/2006	8/2006	9/2006	10/2006
Share Price (Yen)	High	6,730	6,760	6,620	6,500	6,640	6,720	7,000
	Low	5,810	5,600	5,800	5,060	5,780	5,890	6,200

(Note) The above-described information in respect of October 2006 is accurate up to and including October 30, 2006.

3 [Shareholder Information]

(1) [Ownership Status (as of March 31, 2006)]

Description	Status of Shares (100 Shares constitute 1 unit)								Status of Shares Less Than One Unit (Shares)
	National and Local Government	Financial Institution	Securities Companies	Other Entities	Foreign Entities, etc.	Foreign Individuals among Foreign Entities, etc.	Individual or Others	Total	
Number of Shareholders (Persons)	-	62	22	84	168	1	2,654	2,990	-
Number of Shares Owned (Units)	-	106,135	1,886	204,421	96,544	1	24,526	433,512	45,395
Shareholding Ratio (%)	-	24.48	0.44	47.15	22.27	0.00	5.66	100.00	-

(Note 1) Treasury shares of 121,937 are included in "Individual or Others" (1,219 units) and "Status of Shares Less Than One Unit" (37 shares).

(Note 2) Shares owned by Japan Securities Depositary Center are included in "Other Entities" (3 units).

(Note 3) The above-described information, including Note 1 and Note 2, is based on the Annual Securities Report for the 44th term filed by the Target Company on June 22, 2006.

(2) [Number of Shares Owned by Major Shareholders and Directors]

(i) [Shares Held by Major Shareholders (as of March 31, 2006)]

Name	Address	Number of Shares Held (thousands)	% in Total Shares Issued
Sumitomo Corporation	8-11, Harumi 1-chome, Chuo-ku, Tokyo	15,714	36.21
STB Leasing Co., Ltd.	2-3-4, Nihombashi, Chuo-ku, Tokyo	3,528	8.13
Sumitomo Life Insurance Company	7-18-24, Tsukiji, Chuo-ku, Tokyo	2,209	5.09
The Master Trust Bank of Japan, Ltd. (Trust accounts)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	1,681	3.87
Japan Trustee Services Bank, Ltd. (Pension trust account for the Sumitomo Trust & Banking Co., Ltd.)	1-8-11, Harumi, Chuo-ku, Tokyo	1,465	3.38
Japan Trustee Services Bank Ltd. (Trust accounts)	1-8-11, Harumi, Chuo-ku, Tokyo	1,009	2.33
The Chase Manhattan Bank N.A. London SL Omnibus Account (Standing agent: Mizuho Corporate Bank)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (6-7, NihombashiKabutocho, Chuo-ku, Tokyo)	955	2.20
Goldman Sachs International (Standing agent: Goldman Sachs (Japan) Ltd.)	133 FLEET STREET LONDON EC4A 2BB, U.K (6-10-1, Roppongi, Minato-ku, Tokyo)	483	1.11
Mellon Bank Treaty Clients Omnibus (Standing agent: The Hongkong and Shanghai Banking Corporation Ltd.)	ONE BOSTON PLACE BOSTON, MA 02108 (3-11-1, Nihombashi, Chuo-ku, Tokyo)	466	1.08
Morgan Stanley and Company Inc. (Standing agent: Morgan Stanley Securities)	1585 BROADWAY NEW YORK, NEW YORK 10036, U.S.A. (4-20-3, Ebisu, Shibuya-ku, Tokyo)	420	0.97
Total	-	27,934	64.37

(Note 1) Since the number of shares held by fiduciaries, such as trust and banking companies, cannot be fully determined, the numbers of shares held by them are described based on the shareholder register.

(Note 2) From The Sumitomo Trust and Banking Co., Ltd., the Target Company has received a copy of the "Change Report Relating to Substantial Shareholding Report" dated August 11, 2005, and the "Amendment Report of aforementioned Change Report" dated November 11, 2005, which were respectively filed with the Director General of the Kinki Finance Bureau by The Sumitomo Trust and Banking Co., Ltd. These reports indicated that The Sumitomo Trust and Banking Co., Ltd. owned 2,119 thousand shares (the holding ratio of share certificates, etc being 4.89%) as of July 31, 2005. However, as the Target Company cannot determine the status of beneficial shareholding as of March 31, 2006, the abovementioned shareholding ratios are described based on the shareholder register as of March 31, 2006.

(Note 3) From Barclays Global Investors Japan Trust & Banking Co., Ltd and another seven joint holders, the Target Company has received a copy of the "Substantial Shareholding Report" dated April 13, 2006, which was filed with the Director General of the Kanto Finance Bureau by the aforementioned joint holders. The report indicated that they owned 2,478 thousand shares (the holding ratio of share certificates, etc being 5.71%) as of March 31, 2006. However, since the Target Company cannot determine the status of beneficial shareholding as of March 31, 2006, the abovementioned shareholding ratios are described based on the shareholder register as of March 31, 2006.

(Note 4) The above-described information, including Note 1 through Note 3, is based on the Annual Securities Report for the 44th term filed by the Target Company on June 22, 2006.

(ii) [Shares Held by Directors and Corporate Auditors (as of June 22, 2006)]

Name	Title	Responsibility	Number of Shares Held (thousands)	% in Total Shares Issued
Hideki Yamane	Representative Director, President and CEO		7	0.02
Tadahiko Mizukami	Representative Director, Executive Vice President	Senior Assistant to President & CEO; Responsible for Corporate Administrative Division and Treasury & Accounting Control Division	-	-
Minoru Tanaka	Representative Director, Senior Managing Executive Officer	Responsible for Business Promotion Division and Area Marketing Division	3	0.01
Norihisa Kodera	Representative Director, Senior Managing Executive Officer	Senior Assistant to the Officer Responsible for Corporate Administrative Division; Responsible for Business Support Division and Products Merchandising Division; Responsible for Products Merchandising Related Departments	12	0.03
Takashi Okamoto	Director, Managing Executive Officer	Senior Assistant to the Officer Responsible for Products Merchandising Division; Responsible for Products Merchandising Related Departments	3	0.01
Hakobu Kojima	Director, Managing Executive Officer	Senior Assistant to the Officer Responsible for Products Merchandising Division; Senior Assistant to the Officer Responsible for Area Marketing Division; Responsible for Business Promotion Related Departments; Responsible for Products Merchandising Related Departments; Responsible for Area Promotion Division (Shutoken Area)(Hokkaido & Tohoku Area)	7	0.02
Hisao Hokiguchi	Director, Managing Executive Officer	Senior Assistant to the Officer Responsible for Area Marketing Division; Responsible for Area Promotion Division (Kinki Area)	1	0.00
Yoshikatsu Shimizu	Director, Managing Executive Officer	Senior Assistant to the Officer Responsible for Treasury & Accounting Control Division; Responsible for Business Support Related Departments	5	0.01
Fumio Teshima	Director, Managing Executive Officer	Senior Assistant to the Officer Responsible for Corporate Administrative Division; Responsible for Credit Controlling & Administration Related Departments	3	0.01
Yasuo Nushibara	Standing Corporate Auditor (full time)		4	0.01
Shinichi Hori	Corporate Auditor (full time)		4	0.01
Isao Yamamoto	Corporate Auditor		-	-
Shinji Matsui	Corporate Auditor		-	-
Masaharu Hino	Corporate Auditor		-	-
Total	-	-	53	0.12

(Note 1) The above-described information exclusive of "% in Total Shares Issued" is based on the Annual Securities Report for the 44th term filed by the Target Company on June 22, 2006.

(Note 2) With regard to "% in Total Shares Issued," the numbers are rounded to the nearest hundredth.

(Note 3) There are 6 Executive Officers other than the above-described Directors and Corporate Auditors.

4 [Others]

The Board of Directors of the Target Company adopted a resolution at a meeting held on October 13, 2006, that the year-end dividend and shareholder special benefit with a record date as of the end of March 2007 shall not be distributed, and that the shareholder special benefit would be provided with the shareholders holding 100 or more shares of the Target Company as of September 30, 2006. The Board of Directors of the Target Company also adopted a resolution on October 27, 2006 that the interim dividend to be paid to the shareholders as of September 30, 2006 would be ¥25 per share.